United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of September 2023

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

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Item	Description of Items

1.	Notice to the Market dated July 11, 2023 – Pzena - Change in significant shareholding
2.	Notice to the Market dated July 14, 2023 – Pzena - Change in significant shareholding
3.	Material Fact dated July 20, 2023 – Expression of Interest in the extension of the concession of the Sá Carvalho HPP
4.	Notice to the Market dated July 31, 2023 – Pzena - Change in significant shareholding
5.	Earnings Presentation 2Q2023
6.	Notice to the Market dated August 10, 2023 – CEMIG conducts bid to sell 15 SHPPs / HGPs
7.	Notice to the Market dated August 16, 2023 – BlackRock - Change in significant shareholding
8.	Notice to the Market dated August 21, 2023 – The State Government of Minas Gerais files a Proposed Amendment to the Constitution (PEC) in the Legislative Assembly of Minas Gerais (ALMG) to expedite the privatization process of public companies
9.	Financial Statements 2Q2023
10.	Notice to the Market dated August 30, 2023 – News Article Published in the Media

Index

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães .

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: September 12, 2023

Index

1.	Notice to the Market dated July 11, 2023 – Pzena - Change in significant shareholding

Index

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), pursuant to article 12 of CVM Resolution 44/2021 of August 23, 2021, as amended and referring to the Notice to the Market of February 23, 2021, hereby announces that it has received a letter from Pzena Investment Management, LLC, an investment advisor headquartered at 320 Park Avenue 8th floor, New York, NY, United States of America, informing that its clients, for whom it provides asset allocation services, reduced their stake from 5.07% to 4.99% of the total Cemig preferred shares issued, and now hold, jointly, 73,103,089 preferred shares, of which 1,745,696 are ADRs.

Pzena Investment Management, LLC, in said correspondence, further declares that:

"(i) the exceeding of the limit hereby communicated does not aim to change the Company’s control or administrative structure; and

(ii) with the exception of investment advisory agreements signed with its clients for the purposes of asset management services that provides Pzena to execute, on their behalf, of the voting rights conferred by the shares, there is no agreement or contract between Pzena and the clients holding the consolidated shareholding reported herein to regulate any common action or similar agreement on the exercise of voting rights or for the purchase and sale of securities issued by the Company. "

Belo Horizonte, July 11, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

Index

2.	Notice to the Market dated July 14, 2023 – Pzena - Change in significant shareholding

Index

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), pursuant to article 12 of CVM Resolution 44/2021 of August 23, 2021, as amended and referring to the Notice to the Market of July 11, 2023, hereby announces that it has received a letter from Pzena Investment Management, LLC, an investment advisor headquartered at 320 Park Avenue 8th floor, New York, NY, United States of America, informing that its clients, for whom it provides asset allocation services, increased their stake from 4.99% to 5.00% of the total Cemig preferred shares issued, and now hold, jointly, 73,283,989 preferred shares, of which 1,745,696 are ADRs.

Pzena Investment Management, LLC, in said correspondence, further declares that:

"(i) the exceeding of the limit hereby communicated does not aim to change the Company’s control or administrative structure; and

(ii) with the exception of investment advisory agreements signed with its clients for the purposes of asset management services that provides Pzena to execute, on their behalf, of the voting rights conferred by the shares, there is no agreement or contract between Pzena and the clients holding the consolidated shareholding reported herein to regulate any common action or similar agreement on the exercise of voting rights or for the purchase and sale of securities issued by the Company. "

Belo Horizonte, July 14, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

Index

3.	Material Fact dated July 20, 2023 – Expression of Interest in the extension of the concession of the Sá Carvalho HPP

Index

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, under CVM Resolution 44/2021, of 08/23/2021, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and the wholly-owned subsidiary of CEMIG, to ensure its right to request a new concession award, according to the provisions of article 11 of Law 12,783/2013, filed, on 07/20/2023, with the Ministry of Mines and Energy (“MME”) and the Brazilian Electricity Regulatory Agency (“ANEEL”), a mail expressing its “Interest in the extension of the concession of the Sá Carvalho HPP, under the Physical Guarantee Quotas regime”.

The Sá Carvalho HPP has an installed capacity of 78 MW, with power aimed at public services, according to the Concession Agreement 01/2004, maturing on 08/27/2026.

Furthermore, in the mail submitted to MME and ANEEL, Cemig GT also expresses interest in the extension, under the Physical Guarantee Quotas regime, of the concessions of Emborcação and Nova Ponte HPPs (Concession Agreement 07/1997).

Cemig GT emphasizes that this interest is non-binding and aims at ensuring its right in a potential extension of Concession Agreement 01/2004, and reiterates the same interest in Concession Agreement 07/1997.

Any decision on the matter will only occur after MME and ANEEL disclose all the conditions for the extension of the concessions, which shall be submitted to a resolution by the Company’s Governance.

The Company also clarifies that such interest will not suspend the analysis of legal alternatives in progress for the extension of the expiring concessions.

Belo Horizonte, July 20, 2023.

Marco da Camino Ancona Lopez Soligo

Acting Chief Financial and Investor Relations Officer

Index

4.	Notice to the Market dated July 31, 2023 – Pzena - Change in significant shareholding

Index

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), pursuant to article 12 of CVM Resolution 44/2021 of August 23, 2021, as amended and referring to the Notice to the Market of July 14, 2023, hereby announces that it has received a letter from Pzena Investment Management, LLC, an investment advisor headquartered at 320 Park Avenue 8th floor, New York, NY, United States of America, informing that its clients, for whom it provides asset allocation services, reduced their stake from 5.00% to 4.54% of the total Cemig preferred shares issued, and now hold, jointly, 66,566,916 preferred shares, of which 1,745,696 are ADRs.

Pzena Investment Management, LLC, in said correspondence, further declares that:

"(i) the exceeding of the limit hereby communicated does not aim to change the Company’s control or administrative structure; and

(ii) with the exception of investment advisory agreements signed with its clients for the purposes of asset management services that provides Pzena to execute, on their behalf, of the voting rights conferred by the shares, there is no agreement or contract between Pzena and the clients holding the consolidated shareholding reported herein to regulate any common action or similar agreement on the exercise of voting rights or for the purchase and sale of securities issued by the Company. "

Belo Horizonte, July 31, 2023.

Marco da Camino Ancona Lopez Soligo

Acting Chief Financial and Investor Relations Officer

Index

5.	Earnings Presentation 2Q2023

Index

OUR ENERGY TRANSFORMS

EARNINGS
2Q23

LATIBEX XCMIG | CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE

IBRX100 B3 **IEE** B3 **ISE** B3 **ICO2** B3

CEMIG

Index

DISCLAIMER

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig's business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on *Risk Factors* included in the *Reference Form* filed with the Brazilian Securities Commission (CVM) – and in the *20-F Form* filed with the U.S. Securities and Exchange Commission (SEC).

In this material, financial amounts are in **R$ million** (R$ mn) unless otherwise stated. Financial data reflect the adoption of **IFRS.**

Index

2Q23 – SOLID AND CONSISTENT RESULTS

SOX certification – unqualified auditors' approval

Sabanes-Oxley

Strengthening internal controls to ensures SOX compliance

Cemig continues delivering robust operational cash generation

2Q23 Ebitda R$ 1.9 billion (Adjusted Ebitda up 3.8% YoY)

Balanced portfolio contributes to growth in results

Net profit R$ 1.2 billion (Adjusted net profit up +6.6% YoY)

Successful execution of investment program

R$ 1.7 billion invested in 1H23, 43% more than in 1H22

3 Results Presentation 2Q23

Index

INVESTMENT PROGRAM EXECUTION

R$1,709 million invested in 1H23

Distribution — **R$1,429 million**
Investments in maintenance and modernization of the electricity system

Transmition — **R$86 million**
Strengthening and upgrading – with increase in RAP

Generation — **R$93 million**
Expansion and modernization of generation assets

GÁS — **R$73 million**
Infrastructure and others

Distributed Generation — **R$28 million**
Infrastructure and others

Investment planned for 2023
R$5,451 million

648
3,217
462
259
865
Distribution
Generation
Transmission
Gas
Distributed Generation

954
1,235
1,640
2,123
3,568
1,196
1,709
+42.9%
2018
2019
2020
2021
2022
1H22
1H23

4 Results Presentation 2Q23 CEMIG

Index

TRADING: NEW CHALLENGES

Expansion of Free Market generates new opportunities

Site Enhancement www.Energialivre.Cemig.com.br to better serve the retail market ('Traders')

ENERGIA LIVRE CEMIG Solution for companies connected at medium voltage ('Group A')

Companies can save up to **35%** on electricity cost

Renewable Energy Certificates

CEMIG REC 1MWh certificado de energia renovável

serve as proof of origin; certify generation from a renewable source

Cemig is the leader in sales to Free Market – with 15% share of the load contracted by Brazil's Free Clients

5 Results Presentation 2Q23 CEMIG

Index

DIGITAL TRANSFORMATION

Investments of R$1 billion in 2022–27

Ambition

Digitalization focused on the client, with efficiency, quality and security

Strategy

Focus on client service quality	Increase business productivity – through process automation, better use of data	Increase it efficiency of IT by adopting agile methodologies	Increase resilience of information and security

Pillars

Platform modernization

- Using market solutions: SAP Hana, Salesforce CRM
- Maximize digitalization and client relationship clients: artificial intelligence, IBM Watson

Automation, integration and analytical capacity

- Big Data, Internet of Things, Smart Grids
- Analytics using machine learning and AI

Digital competencies; productivity tools

- Digital solutions leading the business – collaboration tools; low-code solutions

Infrastructure modernization

- Cloud computing
- Cybersecurity
- Disaster recovery for networks

6 Results Presentation 2Q23 CEMIG

Index

ESG ACTION

Building a Diverse and Inclusive Culture

Launch of Diversity Program
- ✓ Diversity Census
- ✓ Diversity training

DIVERSIDADE. CONHEÇA, FAÇA PARTE
DiVersidade

100% ENERGIA RENOVÁVEL
97%
2%
1%

CLEAN200™

MOVIMENTO AMBIÇÃO NET ZERO

Sustainable Bonds: Largest-ever issue in the Brazilian power industry

Placed by Cemig D in June 2023

Cemig's R$ 2 billion in investments to modernize network: social impacts

3-Phase Minas, Mais Energia, Energy Efficiency programs

Climate change-related financial disclosures: Cemig's 2023 TCFD Report

- **Renewable Energy Certificates:**
  - Cemig's **RECs,** certifying non-GHG origin of energy sold, are recognized internationally. Cemig has issued:
    - **RECs** for **2,047,000 MWh** of supply;
    - **I-RECs** (used in international markets) for **1,456,000 MWh.**
- **Reestablishment of vegetation**

  Removal of 10,156 tons of CO_2, by planting/replanting of vegetation in Brazil's Cerrado and Atlantic Forest biomes

Bureau Veritas Certification – Brasil

I-REC
Certificado Internacional de energia renovável

CEMIG REC
Certificado de energia renovável

IBRX100 B3 IEE B3 ISE B3 ICO2 B3 LATIBEX XCMIG CMIG3 NÍVEL 1 CMIG4 NÍVEL 1 CIG LISTED NYSE CIG.C LISTED NYSE

7 Results Presentation 2Q23 CEMIG

Index

Index

HIGHLIGHTS OF 2Q23

Cemig H
Another quarter of consistent results

- Robust Ebitda: R$ 1,878 million in 2Q23
- Ebitda of Trading operation up 40% YoY
- Interest on Equity – **R$ 851 million** declared in 2023
  - **R$427 million** in June 2023
  - **R$424 million** in March 2023

Cemig D
Operational efficiency

- PMSO, Ebitda and Losses compliant with limits established by regulator
- Market grew by **0.7%** YoY
- Positive results from May 2023 Tariff Review

Cemig GT
Consistent results and financial discipline

- Bid at Aneel Transmission Auction 01/2023, with financial discipline
- Sales of Baguari and Retiro Baixo hydroelectric plants at conclusion stage

9 Results Presentation 2Q23 CEMIG

Index

CEMIG CONSOLIDATED 2Q23 RESULTS

Ebitda

+430.5%
+3.8%
354
1,878
1,810
1,878
2Q22 IFRS
2Q23 IFRS
2Q22 Recurring
2Q23 Recurring

Net profit

+2,390.0%
+6.6%
10
50
1,245
1,139
1,214
2Q22 IFRS
2Q23 IFRS
2Q22 Recurring
2Q23 Recurring

	EBITDA		Net profit	
ADJUSTMENTS	2Q22	2Q23	2Q22	2Q23
IFRS (million)	354	1,878	50	1,245
Gain on disposal of assets (Renova)	-60	-	-377	-
Write-off of financial asset (Reimbursement receivable)	172	-	114	-
Provision – Credits of PIS, Pasep, Cofins taxes on ICMS tax	1,660	-	1,331	-
Use of distribution infrastructure	-145	-	-102	-
Reversal of Santo Antônio provision	-171	-	-171	-
FX exposure – Eurobond hedge	-	-	294	-31
Recurring	1,810	1,878	1,139	1,214

Result underlines Cemig's commitment to add value to stockholders

10 Results Presentation 2Q23 CEMIG

Index

2Q23 CONSOLIDATED OPERATIONAL COSTS AND EXPENSES

Operating costs and expenses
(R$ million)

-13,8%
8,484
7,313
PMSO
1,051
1,146
Others: Energy purchases, provisions and other costs
7,433
6,167
2Q22
2Q23

PMSO costs – from 2Q22
+9.0%

1,051
6
49
1
2
62
28
48
1,146
2Q22
Post retirement
Personnel
Profit sharing
Materials
Outsourced
*REN 1000
Other
2Q23

- Higher cost of outsourced services due to greater investment in preventive maintenance, and increase in the Asset Base (RAB)
- Lower cost of personnel due to the 2022 Voluntary Severance Program (joined by 297 employees, for cost of R$ 49 million)
- Other expenses : Cost of deactivation of assets R$ 11 million higher

PMSO: Personnel, Materials, Services and Other expenses.

* Aneel Resolution – REN 1000 – Refers to the amounts of financial compensation to consumers

11
Results Presentation 2Q23
CEMIG

Index

1H23 CONSOLIDATED CASH FLOW

Consistent cash generation, contributing to execution of the investment program and the Company's liquidity

3,319
4,001
143
1,257
912
1,388
780
2,038
3,864
Cash + Securities 2022
Operational cash generation
CVA
Restitution of PIS, Pasep and Cofins tax credits to consumers
Interest on Equity
Loans obtained/paid
Settlement of SAAG put option
Investment activities
Cash + Securities 2023

12 Results Presentation 2Q23 CEMIG

Index

DEBT PROFILE – CONSOLIDATED

Debt and leverage remain low – ensuring sustainability

Maturities timetable

Average tenor: ***2.9 years***

Net debt (Debt – Cash and securities): **R$7.9 billion**
Total net debt (Net debt – Hedge): **R$7.7 billion**

3,864
383
4,313
2,593
2,300
860
1,382
Cash and securities
2023
2024
2025
2026
2027
After 2028

Debt in USD protected by hedge instrument, within an FX variation band – converted to % of Brazilian CDI rate.

Ratings

	2023
Fitch Ratings	AA
S&P Global Ratings	AA+
Moody's	AA

Breakdown by type

32%
31%
37%
Dollar
IPCA
CDI

Cost of debt %

9.7
7.3
5.3
14.1
15.3
14.3
6.1
3.2
1.8
3.7
9.0
10.8
2018
2019
2020
2021
2022
1H23
Real
Nominal

Leverage %

Total net debt / Ebitda Recurring
Total net debt / Equity + Total net debt
3.24
2.70
1.28
1.22
0.96
1.11
42.8
43.9
26.3
27.1
24.0
25.3
2018
2019
2020
2021
2022
1H23

13 Results Presentation 2Q23 CEMIG

Index

CEMIG D – 2Q23 RESULTS

Ebitda

14.3%
-913
688
602
688
2Q22 IFRS
2Q23 IFRS
2Q22 Recurring
2Q23 Recurring

Net profit

+10.9%
-900
365
329
365
2Q22 IFRS
2Q23 IFRS
2Q22 Recurring
2Q23 Recurring

	EBITDA			Net profit
ADJUSTMENTS	**2Q22**	**2Q23**		**2Q22**
IFRS (million)	**-913**	**688**	**-900**	**365**
Provision – Credits of PIS, Pasep, Cofins taxes on ICMS tax	1,660	-	1,331	-
Use of distribution infrastructure	-145	-	-102	-
Recurring	**602**	**688**	**329**	**365**

Cemig D's 5th 5-year Tariff Review granted average increase of 13.3%, in effect since May 28, 2023

Net BRR (Regulatory Remuneration Base) increased from R$ 8.9 bn to R$ 15.2 bn

14

Results Presentation 2Q23

CEMIG

Index

ELECTRICITY MARKET OF CEMIG D

Market grew YoY in 2Q23, despite continuous growth in Distributed Generation

Cemig D: billed market + transmission for clients (GWh)

+0.7%
11,792
11,880
5,742
5,931
+3.3%
6,050
5,949
-1.7%
2Q22
2Q23
Final Consumer
Transported Energy
74
78
868
873
851
806
1,596
1,565
5,635
5,613
2,768
2,944
2Q22
2Q23
Distribuidoras +5.8%
Other +0.5%
Rural -5.2%
Commercial -1.9%
Industrial -0.4%
Residential +6.4%

Injected Energy - DG

+56.6%
703
1,101
GWh
2Q22
2Q23

8.4% of the total energy consumed in Cemig D's concession area

> "The 3.3% growth in energy transported from large free consumers stands out, reflecting the economic performance in Cemig D's concession area"

15 Results Presentation 2Q23 CEMIG

Index

CEMIG D: ENERGY LOSSES WITHIN REGULATORY LIMIT

TOTAL LOSSES
12-month mobile window

6,371
6,613
6,549
6,135
6,172
6,208
6,069
12.49
12.71
12.57
11.28
11.23
11.22
11.16
11.22
11.51
11.43
11.23
11.11
11.06
10.78
2018
2019
2020
2021
2022
1Q23
2Q23
Total losses (GWh)
% Real losses
% Regulatory losses

"Robust investments and actions of our Energy Recovery Plan have enabled losses to be kept below regulatory limits"

COMPLETED INITIATIVES
1H23

- 210,000 inspections made – 55.3% of total planned for 2023
- 312,000 obsolete meters replaced – 52% of 2023 target
- Conventional meters being continuously replaced by smart meters – target is 100,000 by end-2023
- Energia Legal Program: regularization for families in low-income communities

16 Results Presentation 2Q23 CEMIG

Index

CEMIG D – COMBATING DEFAULT

COLLECTION VIA PAYMENT ONLINE (%)

PIX, credit card, apps, automatic direct debit,
terminals, other media

34.96
50.28
56.5
54.72
59.62
2020
2021
2022
1H22
1H23

COLLECTION/BILLING INDEX | ARFA (%)

Collection/Billing

96.78
98.55
99.68
99.33
100.31
2020
2021
2022
1H22
1H23

- Payment-incentive campaigns and new payment channels resulted in major benefits in the collection mix: Cost of collection in 1H22 was 8.4% lower YoY (saving = R$ 3.4 mn)

  14.03% of all collection is now via PIX instant payment system (launched May 2021)

- Collection/Billing ratio (ARFA) reached 100.31% in June 2023 – strengthened by collections of receivables from Medium Voltage, Hospitals, Public Services (R$ 12 mn) and migration of payments to digital media

17 Results Presentation 2Q23 CEMIG

Index

CEMIG D: INCREASED OPERATIONAL EFFICIENCY

Opex and Ebitda within regulatory parameters

OPEX
(R$ million)

2,060
562
179
155
117
24
1,925
Regulatory Opex
PMSO
Post - retirement
Fines Offsets
Provisions
Default provision
Realized Opex

EBITDA
(R$ million)

1,385
135
57
1,463
Regulatory Ebitda
OPEX
Other
Realized Ebitda

•Commitment to operational efficiency:
Efficiency gains of **R$135 million**, with Opex remaining
at **6.6%** below regulatory level

•Management discipline kept operational result compliant with limit
R$ 78 million (**5.6%**) above regulatory level in 1H23

18
Results Presentation 2Q23
CEMIG

Index

CEMIG GT – 2Q23 RESULTS

Ebitda

-27.1%
-21.8%
-2.2%
863
629
804
629
959
155
804
938
309
629
2Q22 IFRS
2Q23 IFRS
2Q22 Recurring
2Q23 Recurring
2Q22 Transf. Cemig H
2Q23 Transf. Cemig H

Net profit

-22.2%
-4.9%
+14.3%
590
459
450
428
552
102
450
631
203
428
2Q22 IFRS
2Q23 IFRS
2Q22 Recurring
2Q23 Recurring
2Q22 Transf. Cemig H
2Q23 Transf. Cemig H

ADJUSTMENTS	EBITDA 2Q22	EBITDA 2Q23	Net profit 2Q22	Net profit 2Q23
IFRS (million)	863	629	590	459
Gain on disposal of assets (Renova)	-60	-	-377	-
Write-off of financial asset (Reimbursement receivable)	172	-	114	-
Reversal of Santo Antônio provision	-171	-	-171	-
FX exposure – Eurobond hedge	-	-	294	-31
Recurring	804	629	450	428

- Transfer of contracts to Cemig H:

Effects: R$ 309 million in Ebitda
R$ 203 million in Net profit

19 Results Presentation 2Q23 CEMIG

Index

CEMIG GT HIGHLIGHTS

➢ RAP (Permitted Transmission Revenue) R$ 1.143 billion* for 2023–24

A 23.5% increase – incorporating the effects of

– inflation in the period
– strengthening and improvement of the network, and
– reprofiling of Cemig GT's National Grid contribution

* Amount refers to Cemig GT, Itajubá, Centroeste and Sete Lagoas.

➢ Growth in renewable sources

Boa Esperança
(Advogado Eduardo Soares)

Jusante

Works in progress with R**$360 million** already invested

–

All suppliers contracted

Application for renewal of concessions of 3 plants: Sá Carvalho, Emborcação, Nova Ponte

20 Results Presentation 2Q23 CEMIG

Index

GASMIG – GROWING PROFIT IN 2Q23

Segments served

- 90.8% Industrial
- 1.4% Residential
- 2.4% Commercial
- 1.4% Other
- 4.0% Natural gas vehicle

EBITDA

+59.4%
160
255
2Q22
2Q23

NET PROFIT

+96.4%
83
163
2Q22
2Q23

Natural gas volume | (sold + distributed) m³

+35.3%
1,105
1,130
946
1,387
1,011
553
748
2018
2019
2020
2021
2022
1H22
1H23

2Q23 profit reflects higher consumption and tariff Review, which repositioned margins

21 Results Presentation 2Q23 CEMIG

Index

GASMIG – CENTRO-OESTE GROWING PROFIT IN 2Q23

Planned capex R$ 780 million

- ✓ **R$ 73 million invested by June 2023**
- ✓ **R$ 367 million planned by end of 2023**
- ✓ **R$ 220 million already contracted**

300 km of network to be built

8 municipalities served:

Betim, Sarzedo, São Joaquim de Bicas, Igarapé, Juatuba, Mateus Leme, Itaúna and Divinópolis

Potential for creating more than 15,000 new jobs

BETIM
CARMO DO CAJURU

Competitive tenders and environmental licensing being concluded

– Faster execution planned in 2H23

22 Results Presentation 2Q23 CEMIG

Index

DISTRIBUTED GENERATION - DG

Number of generation plants

- In operation 19
- In construction 51
- In development 3 (floating)

Installed capacity

- In operation 52 MWp
- In construction 168 MWp
- In development 274 MWp (floating)

Evolution of injected energy (MWh/year)

7,525
35,947
96,823
128,923
165,919
2019
2020
2021
2022
2023

Competitive tenders completed for construction of 23 solar plants, coming into operation gradually from 2024 – adding 89 MWp, for estimated R$ 412 million capex

Manga
Januária
Janaúba
Mato Verde
Porteirinha
Japonvar
Mirabela
Bonfinópolis
Brasilândia
Montes Claros
Lagoa Grande
Três Marias
Diamantina
Gov. Valadares
Corinto
Monte Carmelo
Uberlândia
Patrocínio
Serra do Salitre
Jequitibá
Prudente de Moraes
Caeté
São Gonçalo do Pará
Pains
Passos
Boa Esperança
Lavras
Barbacena
Juiz de Fora
São Gonçalo do Sapucaí
Pouso Alegre
Borda da Mata
LEGENDA
ATIVOS CORRENTES
ATIVOS EM DESENVOLVIMENTO

SOLAR RADIATION MAP OF MINAS GERAIS STATE

23 Results Presentation 2Q23 CEMIG

Index

COMPLYING WITH COMMITMENTS ASSUMED

ACHIEVED

- Opex below regulatory limit (annual basis)
- Non-technical losses – below regulatory level
- Strengthening of Cemig D´s investment program

IN PROGRESS

- Divestment of non-strategic assets
- Digital transformation and investment in technology
- Investment in renewable Generation sources
- Growth in retail electricity sales
- Bonds Liability Management

FUTURE CHALLENGES AND OPPORTUNITIES

- Investment in renewable floating Generation sources - DG
- Renewals of concessions

24 Results Presentation 2Q23 CEMIG

Index

CEMIG INVESTOR RELATIONS

+55 31 3506 5024

ri@cemig.com.br

www.ri.cemig.com.br

LATIBEX XCMIG   CMIG3 NÍVEL 1 BOVESPA BRASIL   CMIG4 NÍVEL 1 BOVESPA BRASIL   CIG LISTED NYSE   CIG.C LISTED NYSE

IBRX100 B3   **IEE** B3   **ISE** B3   **ICO2** B3

Index

The Minas Three - phase program 2022-2027

Better **Reliability** and **Quality** in service to clients in the countryside

3~

Conversion of networks from **single-phase** to **three-phase**

Interconnections for operational flexibilities and automation of protection systems

Transforming subsistence **agriculture** into **agribusiness**

- Making more energy available for development of the countryside areas of Minas Gerais

Total investment planned through 2027: **R$ 1.8 billion**

26 Results Presentation 2Q23 CEMIG

Index

Mais Energia' Program – substations

Structural investments: **new positioning** in the market

136 new substations

2023–2027 cycle	
In 2023	27
In 2024	30
In 2025	32
In 2026	31
In 2027	16

Investment of **R$ 3 billion**

Montes Claros
Teófilo Otoni
Conselheiro Lafaiete

27 Results Presentation 2Q23 CEMIG

Index

6.	Notice to the Market dated August 10, 2023 – CEMIG conducts bid to sell 15 SHPPs / HGPs

Index

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

CEMIG conducts bid to sell 15 SHPPs / HGPs

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and wholly-owned subsidiary of CEMIG, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, further to the Notice to the Market released on March 17, 2023, it has held, on this date, a bidding process aiming at selling in a single lot 15 water generation SHPPs / HGPs, 12 of which owned by CEMIG GT and 3 by its wholly-owned subsidiary Horizontes Energia S.A.

The winning bid was R$100.5 million, representing a goodwill of 108.6% in relation to the starting bid of R$48.2 million. The next stages will follow the schedule of the published Bid Notice, with the signing of the Agreement for the Purchase and Sale of Assets and approval from the Brazilian Electricity Regulatory Agency (ANEEL) and the Brazilian Antitrust Authority (CADE).

The aforementioned sale aims at complying with the guidelines of CEMIG’s Strategic Planning that recommends optimizing the portfolio and capital allocation.

CEMIG and CEMIG GT reaffirm the commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, pursuant to the rules issued by the CVM and the legislation in force.

Belo Horizonte, August 10, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

Index

7.	Notice to the Market dated August 16, 2023 – BlackRock - Change in significant shareholding

Index

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Change of significant shareholding

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Company”), according to article 12 of CVM Resolution 44/2021, of August 23, 2021, as amended, hereby announces that it received a mail from BlackRock, Inc. (“BlackRock”), headquartered at 55 East 52nd Street, in the city and state of New York, 10022-0002, United States, informing that has sold preferred shares issued by Cemig, and, on August 11, 2023, its shares, in the aggregate, now retain 9.88% of the Company's total capital, of which 198,345,419 preferred shares and 19,204,755 American Depositary Receipts ("ADRs”), representing 19,204,755 preferred shares, totaling 217,550,174 preferred shares, representing 14.84% of the total preferred shares issued by the Company, and 12,662,091 derivative financial instruments referenced to preferred shares with a financial settlement, accounting for approximately 0.86% of the total preferred shares issued by the Company.

As a reference, according to the notice dated April 10, 2023, the date of the previous mail received by the Company, BlackRock informed at the time that it held 10.01% of Cemig's total capital, of which 15.04% preferred shares.

In the same mail, BlackRock, Inc. also states that:

“the aforementioned equity interest is strictly for investment purposes, not for a change in the Company’s shareholding control or administrative structure. BlackRock did not enter into any agreements or contracts that regulate voting rights or the purchase and sale of securities issued by the Company”.

Belo Horizonte, August 16, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

Index

8.	Notice to the Market dated August 21, 2023 – The State Government of Minas Gerais files a Proposed Amendment to the Constitution (PEC) in the Legislative Assembly of Minas Gerais (ALMG) to expedite the privatization process of public companies

Index

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

The State Government of Minas Gerais files a Proposed Amendment to the Constitution (PEC) in the Legislative Assembly of Minas Gerais (ALMG) to expedite the privatization process of public companies

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, that the State Government of Minas Gerais filed today a Proposed Amendment to the Constitution (“PEC”) in the Legislative Assembly of Minas Gerais (“ALMG”) to streamline the process for the privatization of companies directly or indirectly controlled by the State Government of Minas Gerais.

The PEC, which will be analyzed by the Legislative Branch, simplifies the processes for the sale of state-owned enterprises and reintroduces the requirement for a simple quorum for the approval of laws authorizing changes in the corporate structure or the spin-off of state-controlled companies and public companies. Currently, three-fifths of representatives are required to vote to approve such changes. Furthermore, the PEC removes the obligation for the State to conduct a public consultation (referendum) regarding privatizations.

The link to access the article published by Agência Minas, the official news portal of the State Government of Minas Gerais is Agência Minas Gerais | Governo de Minas envia à ALMG proposta para agilizar processo de desestatização de empresas públicas (agenciaminas.mg.gov.br)

CEMIG reaffirms its commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, according to the rules issued by the CVM and the legislation in force.

Belo Horizonte/MG - August 21, 2023.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Index

9.	Financial Statements 2Q2023

Index

Index

CONTENTS

STATEMENTS OF FINANCIAL POSITION 2
STATEMENTS OF INCOME 4
STATEMENTS OF COMPREHENSIVE INCOME 6
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY 7
STATEMENTS OF CASH FLOWS 8
STATEMENTS OF ADDED VALUE 9

NOTES TO THE FINANCIAL STATEMENTS 10
1. OPERATING CONTEXT 10
2. BASIS OF PREPARATION 11
3. PRINCIPLES OF CONSOLIDATION 13
4. CASH AND CASH EQUIVALENTS 13
5. MARKETABLE SECURITIES 14
6. RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS 14
7. RECOVERABLE TAXES 15
8. INCOME AND SOCIAL CONTRIBUTION TAXES 16
9. ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS 18
10. ESCROW DEPOSITS 18
11. REIMBURSEMENT OF TARIFF SUBSIDIES 18
12. CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES 19
13. CONCESSION CONTRACT ASSETS 22
14. INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES 24
15. PROPERTY, PLANT AND EQUIPMENT 29
16. INTANGIBLE ASSETS 30
17. LEASING 31
18. SUPPLIERS 32
19. TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS 32
20. LOANS AND DEBENTURES 33
21. REGULATORY CHARGES 36
22. POST-EMPLOYMENT OBLIGATIONS 37
23. PROVISIONS 39
24. EQUITY AND REMUNERATION TO SHAREHOLDERS 47
25. REVENUE 48
26. OPERATING COSTS AND EXPENSES 52
27. FINANCE INCOME AND EXPENSES 54
28. RELATED PARTY TRANSACTIONS 56
29. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT 58
30. OPERATING SEGMENTS 66
31. ASSETS CLASSIFIED AS HELD FOR SALE 67
32. PARLIAMENTARY COMMITTEE OF INQUIRY ('CPI') 70

FINANCIAL RESULTS 72
OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL 82

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
ASSETS
(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company	
		Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
CURRENT					
Cash and cash equivalents	4	2,182,819	1,440,661	285,518	190,483
Marketable securities	5	1,542,983	1,744,546	108,919	100,292
Receivables from customers, traders and concession holders	6	4,688,726	4,769,431	361,154	305,464
Concession financial assets	12	777,231	1,055,378	-	-
Concession contract assets	13	786,793	728,404	-	-
Recoverable taxes	7	1,163,202	1,916,701	20,258	1,087
Income tax and social contribution tax credits	8a	835,924	775,492	36,071	-
Dividends receivables	28	74,121	145,908	1,460,016	1,975,639
Public lighting contribution		232,578	207,280	-	-
Receivable related to tariff subsidies	11	124,343	96,947	-	-
Other assets		769,286	584,455	11,542	27,342
		13,178,006	13,465,203	2,283,478	2,600,307
Assets classified as held for sale	31	362,423	-	-	-
TOTAL CURRENT		13,540,429	13,465,203	2,283,478	2,600,307
NON-CURRENT					
Marketable securities	5	138,802	133,631	364	376
Receivables from customers, traders and concession holders	6	46,665	43,449	3,068	-
Recoverable taxes	7	1,213,329	1,357,846	535,081	523,371
Income tax and social contribution tax recoverable	8a	148,505	172,718	64,377	95,750
Deferred income tax and social contribution tax	8c	2,982,457	3,119,522	975,962	995,149
Dividends receivable	28	-	-	679,794	679,794
Escrow deposits	10	1,214,964	1,206,595	310,958	310,325
Derivative financial instruments - Swap	29b	339,382	702,734	-	-
Accounts receivable from the State of Minas Gerais	9	13,366	13,366	13,366	13,366
Concession financial assets	12	5,444,226	4,937,187	-	-
Concession contract assets	13	6,947,683	5,976,420	-	-
Investments - Equity method	14	4,821,254	5,105,724	21,722,747	19,637,444
Property, plant and equipment	15	2,608,064	2,409,351	1,228	1,240
Intangible assets	16	14,620,636	14,621,853	315	547
Leasing - right of use assets	17a	386,156	329,077	2,104	2,151
Other assets		77,146	76,161	66,354	78,718
TOTAL NON-CURRENT		41,002,635	40,205,634	24,375,718	22,338,231
TOTAL ASSETS		54,543,064	53,670,837	26,659,196	24,938,538

The accompanying notes are an integral part of the individual and consolidated interim financial information.

2
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
LIABILITIES
(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company	
		Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
CURRENT					
Suppliers	18	2,492,971	2,832,049	212,944	152,356
Regulatory charges payable	21	540,623	510,247	-	-
Profit sharing		80,311	105,207	7,779	13,590
Taxes payable	19	884,370	884,946	98,863	139,603
Income tax and social contribution	8b	111,667	239,674	-	-
Interest on equity and dividends payable		1,722,915	1,862,798	1,721,078	1,860,681
Loans and debentures	20	951,750	955,497	-	-
Payroll and related charges		233,218	260,015	12,723	13,823
Public lighting contribution		372,093	312,475	-	-
Accounts payable related to energy generated by residential consumers		510,559	455,273	-	-
Post-employment obligations	22	408,023	388,447	30,093	29,166
PIS/Pasep and Cofins taxes to be refunded to customers	19	1,164,003	1,154,798	-	-
Derivative financial instruments - Swaps	29b	105,020	90,526	-	-
Derivative financial instruments - Put Option	29b	-	672,416	-	-
Leasing liabilities	17b	75,495	57,438	301	301
Other liabilities		474,624	423,372	8,363	22,332
TOTAL CURRENT		10,127,642	11,205,178	2,092,144	2,231,852
NON-CURRENT					
Regulatory charges	21	46,129	65,360	4,624	4,624
Loans and debentures	20	10,879,296	9,624,001	-	-
Taxes payable	19	369,686	370,168	-	-
Deferred income tax and social contribution	8c	975,392	932,235	-	-
Provisions	23	2,111,240	2,029,021	289,383	279,141
Post-employment obligations	22	5,249,788	5,303,538	659,911	641,375
PIS/Pasep and Cofins taxes to be refunded to customers	19	607,684	1,808,074	-	-
Leasing liabilities	17b	340,578	297,195	2,115	2,125
Other liabilities		220,994	252,801	1,969	2,065
TOTAL NON-CURRENT		20,800,787	20,682,393	958,002	929,330
TOTAL LIABILITIES		30,928,429	31,887,571	3,050,146	3,161,182
EQUITY	24				
Share capital		11,006,853	11,006,853	11,006,853	11,006,853
Capital reserves		2,249,721	2,249,721	2,249,721	2,249,721
Profit reserves		10,394,823	10,394,823	10,394,823	10,394,823
Equity valuation adjustments		(1,833,851)	(1,874,041)	(1,833,851)	(1,874,041)
Retained earnings		1,791,504	-	1,791,504	-
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		23,609,050	21,777,356	23,609,050	21,777,356
Non-Controlling interests		5,585	5,910	-	-
TOTAL EQUITY		23,614,635	21,783,266	23,609,050	21,777,356
TOTAL LIABILITIES AND EQUITY		54,543,064	53,670,837	26,659,196	24,938,538

The accompanying notes are an integral part of the individual and consolidated interim financial information.

3

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company	
		Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
NET REVENUE	25	17,466,454	16,060,828	1,536,514	714,848
OPERATING COSTS					
Cost of energy and gas	26a	(9,504,736)	(9,233,889)	(959,234)	(511,958)
Infrastructure and construction cost	26b	(1,667,521)	(1,262,422)	-	-
Operating costs	26c	(2,189,995)	(3,312,543)	-	-
		(13,362,252)	(13,808,854)	(959,234)	(511,958)
GROSS INCOME		4,104,202	2,251,974	577,280	202,890
OPERATING EXPENSES	26c				
Expected credit losses		(29,192)	(133,458)	(134)	-
General and administrative expenses		(327,843)	(358,389)	(22,519)	(19,684)
Other operating expenses		(534,513)	(582,445)	(61,137)	(52,168)
		(891,548)	(1,074,292)	(83,790)	(71,852)
Share of income, net, of affiliates, subsidiaries and joint ventures	14	222,322	520,896	2,238,283	1,291,633
Operating income before financial income (expenses) and taxes		3,434,976	1,698,578	2,731,773	1,422,671
Finance income	27	825,136	917,511	3,685	31,190
Finance expenses	27	(891,240)	(1,474,297)	(2,498)	(4,788)
		(66,104)	(556,786)	1,187	26,402
Income before income tax and social contribution tax		3,368,872	1,141,792	2,732,960	1,449,073
Current income tax and social contribution tax	8d	(563,031)	(370,689)	(73,044)	-
Deferred income tax and social contribution tax	8d	(162,253)	734,344	(17,695)	55,636
NET INCOME FOR THE PERIOD		2,643,588	1,505,447	2,642,221	1,504,709
Total of net income for the year attributed to:					
Equity holders of the parent		2,642,221	1,504,709	2,642,221	1,504,709
Non-controlling interests		1,367	738	-	-
		2,643,588	1,505,447	2,642,221	1,504,709
Basic and diluted earnings per preferred share - R$	24	1.20	0.68		
Basic and diluted earnings per common share - R$	24	1.20	0.68		

The accompanying notes are an integral part of the individual and consolidated interim financial information.

4

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company	
		Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022
NET REVENUE	25	**8,819,517**	**8,213,380**	**807,322**	**428,293**
OPERATING COSTS					
Cost of energy and gas	26a	(4,745,685)	(4,698,194)	(498,227)	(273,796)
Infrastructure and construction cost	26b	(964,240)	(771,160)	-	-
Operating costs	26c	(1,090,219)	(2,388,293)	-	-
		(6,800,144)	**(7,857,647)**	**(498,227)**	**(273,796)**
GROSS INCOME		**2,019,373**	**355,733**	**309,095**	**154,497**
OPERATING EXPENSES	26c				
Expected credit losses		(21,266)	(90,366)	(134)	-
General and administrative expenses		(169,172)	(202,641)	(10,407)	(8,841)
Other operating expenses		(322,545)	(333,520)	(32,970)	(19,587)
		(512,983)	**(626,527)**	**(43,511)**	**(28,428)**
Share of income, net, of affiliates, subsidiaries and joint ventures	14	69,281	336,468	1,026,287	(112,484)
Operating income before financial income (expenses) and taxes		**1,575,671**	**65,674**	**1,291,871**	**13,585**
Finance income	27	512,131	362,931	7,234	15,781
Finance expenses	27	(472,321)	(1,233,880)	(1,930)	(2,593)
		39,810	**(870,949)**	**5,304**	**13,188**
Income before income tax and social contribution tax		**1,615,481**	**(805,275)**	**1,297,175**	**26,773**
Current income tax and social contribution tax	8d	(163,698)	203,225	(41,652)	-
Deferred income tax and social contribution tax	8d	(206,401)	651,926	(10,840)	22,747
NET INCOME FOR THE PERIOD		**1,245,382**	**49,876**	**1,244,683**	**49,520**
Total of net income for the year attributed to:					
Equity holders of the parent		1,244,683	49,520	1,244,683	49,520
Non-controlling interests		699	356	-	-
		1,245,382	**49,876**	**1,244,683**	**49,520**
Basic and diluted earnings per preferred share - R$	24	**0.57**	**0.02**		
Basic and diluted earnings per common share - R$	24	**0.57**	**0.02**		

The accompanying notes are an integral part of the individual and consolidated interim financial information.

5

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(In thousands of Brazilian Reais)

	Consolidated		Parent company	
	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
NET INCOME FOR THE PERIOD	2,643,588	1,505,447	2,642,221	1,504,709
OTHER COMPREHENSIVE INCOME				
Items that will not be reclassified to income or loss in subsequent periods				
Post retirement liabilities - remeasurement of obligations of the defined benefit plans	61,208	-	4,387	-
Income tax and social contribution tax on remeasurement of defined benefit plans (Note 8c)	(20,811)	-	(1,491)	-
Equity gain (loss) on other comprehensive income in subsidiary and jointly controlled entity	-	-	37,501	-
Other comprehensive income	-	393	-	393
	40,397	393	40,397	393
COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAXES	2,683,985	1,505,840	2,682,618	1,505,102
Total of comprehensive income for the year attributed to:				
Equity holders of the parent	2,682,618	1,505,102	2,682,618	1,505,102
Non-controlling interests	1,367	738	-	-
	2,683,985	1,505,840	2,682,618	1,505,102

The accompanying notes are an integral part of the individual and consolidated interim financial information.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(In thousands of Brazilian Reais)

	Consolidated		Parent company	
	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022
NET INCOME FOR THE PERIOD	1,245,382	49,876	1,244,683	49,520
OTHER COMPREHENSIVE INCOME				
Items that will not be reclassified to income or loss in subsequent periods				
Other comprehensive income	-	-	-	-
	-	-	-	-
COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAXES	1,245,382	49,876	1,244,683	49,520
Total of comprehensive income for the year attributed to:				
Equity holders of the parent	1,244,683	49,520	1,244,683	49,520
Non-controlling interests	699	356	-	-
	1,245,382	49,876	1,244,683	49,520

The accompanying notes are an integral part of the individual and consolidated interim financial information.

6
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(In thousands of Brazilian Reais, except where otherwise indicated)

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2022	**11,006,853**	**2,249,721**	**10,394,823**	**(1,874,041)**	-	**21,777,356**	**5,910**	**21,783,266**
Net income for the period	-	-	-	-	2,642,221	**2,642,221**	1,367	2,643,588
Other comprehensive income	-	-	-	40,397	-	**40,397**	-	40,397
Realization of PP&E deemed cost	-	-	-	(207)	207	-	-	-
Interest on equity	-	-	-	-	(850,924)	**(850,924)**	-	(850,924)
Non-controlling interests	-	-	-	-	-	-	(1,692)	(1,692)
AS OF JUNE 30, 2023	11,006,853	2,249,721	10,394,823	(1,833,851)	1,791,504	23,609,050	5,585	23,614,635

	Share capital	Capital reserves	Profit reserves	Valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2021	**8,466,810**	**2,249,721**	**10,948,094**	**(2,208,214)**	-	**19,456,411**	**5,354**	**19,461,765**
Net income for the period	-	-	-	-	1,504,709	**1,504,709**	738	1,505,447
Capital increase	2,540,043	-	(2,540,043)	-	-	-	-	-
Other comprehensive income	-	-	-	393	-	393	-	393
Realization of PP&E deemed cost	-	-	-	(6,758)	6,758	-	-	-
Interest on equity	-	-	-	-	(598,000)	**(598,000)**	-	(598,000)
Non-controlling interests	-	-	-	-	-	-	**(1,222)**	(1,222)
AS OF JUNE 30, 2022	11,006,853	2,249,721	8,408,051	(2,214,579)	913,467	20,363,513	4,870	20,368,383

The accompanying notes are an integral part of the individual and consolidated interim financial information.

7

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company	
		Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
CASH FLOW FROM OPERATIONS					
Net income for the year		2,643,588	1,505,447	2,642,221	1,504,709
ADJUSTMENTS:					
Deferred income tax and social contribution	8	162,253	(734,344)	17,695	(55,636)
Depreciation and amortization	26	607,698	571,929	321	732
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets		94,132	192,687	-	-
Write-off related to contractual assets		(15,582)	(7,053)	-	-
Share of loss, net, of subsidiaries and joint ventures		(222,322)	(520,896)	(2,238,283)	(1,291,633)
Remeasuring of concession financial and concession contract assets		(671,817)	(771,515)	-	-
Interest and monetary variation	27	446,995	823,750	(28,434)	(12,758)
Exchange variation on loans	27	(301,310)	(342,500)	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers - realization		(1,257,507)	(935,491)	-	-
Gains arising from the sale of equity interest	14	(30,487)	-	-	-
Appropriation of transaction costs	20	6,198	3,210	-	-
Provisions for operating losses and expected credit losses		265,256	1,673,697	22,976	15,730
Change in fair value of derivative financial instruments	29	162,735	402,027	-	-
CVA (Parcel A items Compensation) Account and other financial components in tariff adjustments	12	143,809	972,040	-	-
Post-employment obligations	22	275,310	335,038	36,773	38,704
Others		2,485	(13,353)	-	-
		2,311,434	3,154,673	453,269	199,848
(Increase) decrease in assets					
Receivables from customers, traders and concession holders	6	48,297	(104,043)	(58,892)	(29,944)
Recoverable taxes	7	359,080	514,199	(11,133)	-
Income tax and social contribution tax credits	8	(7,958)	259,108	53,399	162,240
Escrow deposits	10	29,407	(30,521)	8,193	2,294
Dividends received from investees		204,368	181,747	1,557,781	459,160
Contractual assets and concession financial assets	12	428,264	475,881	-	-
Others		(157,581)	48,538	28,165	(59,104)
		903,877	1,344,909	1,577,513	534,646
Increase (decrease) in liabilities					
Suppliers	18	(339,078)	(297,763)	60,588	45,715
Taxes payable	19	126,434	105,552	(81,224)	(21,943)
Income tax and social contribution tax payable	8	435,024	397,869	73,044	-
Payroll and related charges		(26,797)	38,782	(1,100)	1,089
Regulatory charges	21	11,145	(206,941)	-	-
Post-employment obligations	22	(248,276)	(228,927)	(12,923)	(12,011)
PIS/Pasep and Cofins taxes to be refunded to customers	19	149,208	(83,114)	-	-
Others		5,609	(121,158)	(32,476)	(14,289)
		113,269	(395,700)	5,909	(1,439)
Cash generated by operating activities		3,328,580	4,103,882	2,036,691	733,055
Interest paid on loans and debentures	20	(476,435)	(475,481)	-	-
Interest paid on leasing contracts	17	1,582	(1,147)	(6)	(5)
Income tax and social contribution tax paid		(290,606)	(587,594)	(33,979)	(13)
Cash inflows from settlement of derivatives instruments	29	172,668	(35,505)	-	-
NET CASH FROM (USED IN) OPERATING ACTIVITIES		2,735,789	3,004,155	2,002,706	733,037
INVESTING ACTIVITIES					
Marketable securities	5	196,392	153,206	(8,615)	358,251
Restricted cash		-	5,366	-	2
Investments					
Acquisition of equity investees and additions in investees		(6,300)	(282)	(948,839)	(17,268)
Arising from the sale of equity interest, net of costs of sales		30,487	6,644	-	-
Settlement of put option		(780,348)	-	-	-
Property, plant and equipment	15	(338,980)	(46,977)	(3)	-
Intangible assets	16	(61,873)	(27,270)	(31)	(30)
Contract assets - distribution of gas and energy infrastructure	13	(1,509,774)	(1,094,157)	-	-
NET CASH FROM (USED IN) INVESTING ACTIVITIES		(2,470,396)	(1,003,470)	(957,488)	340,955
FINANCING ACTIVITIES					
Proceeds from loans and debentures	20	1,988,311	987,575	-	-
Interest on capital and dividends paid		(912,093)	(935,676)	(950,028)	(1,037,392)
Payment of loans and debentures	20	(564,339)	(973,089)	-	-
Leasing liabilities paid	17	(35,114)	(36,922)	(155)	(143)
NET CASH USED IN FINANCING ACTIVITIES		476,765	(958,112)	(950,183)	(1,037,535)
Net (decrease) increase in cash and cash equivalents		742,158	1,042,573	95,035	36,457
Cash and cash equivalents at the beginning of the period	4	1,440,661	825,208	190,483	26,692
Cash and cash equivalents at the end of the period	4	2,182,819	1,867,781	285,518	63,149

The accompanying notes are an integral part of the individual and consolidated interim financial information.

8

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

STATEMENTS OF ADDED VALUE
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(In thousands of Brazilian Reais)

	Consolidated		Parent company	
	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
REVENUES				
Sales of energy, gas and services	21,276,395	21,602,130	1,779,376	827,649
Distribution construction revenue	1,592,270	1,136,536	-	-
Transmission construction revenue	109,205	169,268	-	-
Interest revenue arising from the financing component in the transmission contract asset	284,739	396,508	-	-
Adjustment to expectation of cash flow from reimbursement of distribution concession financial assets	77,575	38,762	-	-
Revenue from the Construction of own assets	274,573	41,366	-	-
Estimated credit losses	(29,192)	(129,615)	(134)	211
	23,585,565	**23,254,955**	**1,779,242**	**827,860**
INPUTS ACQUIRED FROM THIRD PARTIES				
Energy bought for resale	(7,487,031)	(7,101,331)	(1,057,007)	(564,141)
Charges for use of national grid	(1,566,181)	(1,588,818)	-	-
Outsourced services	(1,756,264)	(1,200,611)	(7,479)	(9,278)
Gas bought for resale	(1,507,613)	(1,594,723)	-	-
Materials	(981,013)	(827,180)	(13)	(32)
Other operating costs	(551,158)	(1,821,721)	(24,084)	(12,314)
	(13,849,260)	**(14,134,384)**	**(1,088,583)**	**(585,765)**
GROSS VALUE ADDED	**9,736,305**	**9,120,571**	**690,659**	**242,095**
RETENTIONS				
Depreciation and amortization	(605,929)	(571,929)	(321)	(733)
NET ADDED VALUE PRODUCED BY THE COMPANY	**9,130,376**	**8,548,642**	**690,338**	**241,362**
ADDED VALUE RECEIVED BY TRANSFER				
Share of income, net, of associates and joint ventures	222,322	520,896	2,238,283	1,291,633
Gain on financial updating of the Concession Grant Free	229,603	292,863	-	-
Generation indemnity revenue	45,945	-	-	-
Financial revenues	916,999	965,081	3,685	31,190
ADDED VALUE TO BE DISTRIBUTED	**10,545,245**	**10,327,482**	**2,932,306**	**1,564,185**
DISTRIBUTION OF ADDED VALUE				
Employees	**965,526**	**1,018,811**	**47,887**	**45,992**
Direct remuneration	584,175	544,032	7,885	5,285
Post-employment obligations and other benefits	346,920	393,275	38,807	39,568
FGTS fund	34,260	32,708	1,195	1,139
Voluntary retirement program	171	48,796	-	-
Taxes	**6,012,092**	**6,303,698**	**239,685**	**8,668**
Federal	3,939,623	2,846,309	143,014	(31,683)
State	2,065,280	3,450,919	96,509	40,136
Municipal	7,189	6,470	162	215
Remuneration of external capital	**924,039**	**1,499,526**	**2,513**	**4,816**
Interest	916,207	1,490,547	2,498	4,788
Rentals	7,832	8,979	15	28
Remuneration of own capital	**2,643,588**	**1,505,447**	**2,642,221**	**1,504,709**
Interest on capital	850,924	598,000	850,924	598,000
Retained Earnings	1,791,297	906,709	1,791,297	906,709
Non-controlling interest in retained earnings	1,367	738	-	-
	10,545,245	**10,327,482**	**2,932,306**	**1,564,185**

The accompanying notes are an integral part of the individual and consolidated interim financial information.

9

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED AS OF JUNE 30, 2023
(In thousands of Brazilian Reais, except where otherwise indicated)

1. OPERATING CONTEXT

a) The Company

Companhia Energética de Minas Gerais ('Cemig', ´Parent company' or 'Company') is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange ('B3') at Corporate Governance Level 1; on the New York Stock Exchange ('NYSE'); and on the stock exchange of Madrid ('Latibex').

The Company is an entity domiciled in Brazil, with head office in Belo Horizonte/MG. Constituted to operate in the commercialization of electric power and as holding company, with interests in subsidiaries or jointly controlled entities, whose objects are: construction and operation of systems for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector, including gas distribution, provision of distributed generation services and energy efficiency solutions, for the purpose of commercial operation.

b) Transmission Auction 02/2022

The Cemig GT won the auction for Lot 1 of Aneel Transmission Auction 2/2022, held on December 16, 2022: the contract for the new 165-kilometer 230kV Governador Valadares 6 - Verona high voltage transmission line. The Company's bid was for RAP of approximately R$17 million. The deadline for start of operation is March 30, 2028, and the concession is for 30 years.

On April 13, 2023 the Board of Directors approved transfer of funds totaling R$221,519 by the Cemig GT into the investee Centroeste over the period March 2023 to June 2026, depending on the needs and cash generation of Centroeste. The objective is construction of the 230 kV Governador Valadares 6 – Verona transmission line, which will be operated by Centroeste. The expected start date for construction is Janyary 2025.

c) Statement of interest in extension of concession

To guarantee its right to request a new grant of concessions for plants whose current concessions terminate in 2026 and 2027, Cemig GT filed Statements of Interest in relation to extension of the concession of the Sá Carvalho hydroelectric plant: (a) through transfer of stockholding control of its wholly-owned subsidiary Sá Carvalho, as per Decree 9271/2018, in February 2023; and (b) in July 2023, under the regime of Physical Guarantee Quotas as per Law 12783/2013.

Cemig GT reiterates that the sole objective of these statements of interest is to ensure its right to a potential extension of Concession Contract 01/2024, for up to 30 years, at the option of the concession-granting power, in accordance with the legislation – which still contains some matters of condition yet to be decided by the Mining and Energy Ministry.

10

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

Additionally, in the correspondence sent to the Mining and Energy Ministry and to Aneel in July 2023, the Cemig GT reaffirmed its interest in extension, under the Physical Guarantee Quotas regime, of the concessions of the *Emborcação* and *Nova Ponte* hydroelectric plants (Concession Contract 07/1997).

Cemgi GT emphasizes that this statement of interest is of a non-binding nature, its objective being to ensure that it has the right to any extension of Concession Contract 01/2004, and to reaffirm the same interest in Concession Contract 07/1997. Any decision on the subject will only take place after publication by the Brazilian Mining and Energy Ministry and by the Brazilian electricity regulator, Aneel, of all the conditions for extension of the concessions, which will be submitted to decision by Cemig's governance bodies.

Cemig GT further clarifies that this statement of interest will not suspend analysis of any legal alternatives which may be in progress for the extension of the concessions in question.

2. BASIS OF PREPARATION

2.1 Statement of compliance

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 – *Interim Financial Reporting*, issued by the International Accounting Standards Board (IASB), Technical Pronouncement 21 (R1) – 'CPC 21', which applies to interim financial information, and the rules issued by the Brazilian Securities Commission (*Comissão de Valores Mobiliários*, or CVM), applicable to preparation of Quarterly Information (*Informações Trimestrais*, or ITR).

Presentation of the Added Value Statements (Demonstrações do Valor Adicionado – DVA) is required by the Brazilian corporate law, and by the accounting practices adopted in Brazil for listed companies (CPC 09 – Added Value Statements). IFRS does not require presentation of this statement. As a result, under IFRS this statement is presented as supplementary information, without prejudice to the financial statements as a whole.

With the exception of the new rules, or alterations to rules, that came into effect on January 1, 2023, this interim accounting information has been prepared in accordance with principles, practices and criteria consistent with those adopted the preparation of the financial statements at December 31, 2022.

Thus, this interim financial information should be read in conjunction with the said financial statements, approved by the Company's management on March 25, 2023.

Management certifies that all the material information in the interim financial information is being disclosed herein, and is the same information used by management in its administration of the Company.

The Company's Board of Directors authorized the issuance of these interim financial information on August 3, 2023.

11

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

2.2 Correlation between the Explanatory Notes published in the Annual Financial Statements and those in the Interim Financial Information

Number of the notes		Title of the notes
Dec. 31, 2022	Jun. 30, 2023	
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
5	30	Operational segments
6	4	Cash and cash equivalents
7	5	Marketable securities
8	6	Customers and traders
9	7	Recoverable taxes
10	8	Income tax and social contribution tax
11	11	Accounts receivable from the State of Minas Gerais
12	10	Escrow deposits
13	11	Reimbursement of tariff subsidies
14	12	Concession financial assets
15	13	Contract assets
16	14	Investments
17	15	Property, plant and equipment
18	16	Intangible assets
19	17	Leasing transactions
20	18	Suppliers
21	19	Taxes
22	20	Loans and debentures
23	21	Regulatory charges
24	22	Post-employment obligations
25	23	Provisions
26	24	Equity and remuneration to shareholders
27	25	Revenues
28	26	Operating costs and expenses
29	27	Financial revenue and expenses
30	28	Related party transactions
31	29	Financial instruments and risk management
32	31	Assets classified as held for sale
35	32	Parliamentary Committee of Inquiry ('CPI')
36	-	Subsequent events

The explanatory notes of financial statements as of December 31, 2022 that have not been included in this consolidated interim financial information because they had no material changes, and/or were not applicable to the interim financial information, are as follows:

Number	Title of the notes
4	Concessions and authorizations
33	Insurance
34	Commitments

2.3 New pronouncements, or revisions of pronouncements, applied for the first time in 2023

The alterations to CPC 23 / IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, CPC 26 / IAS 1– Presentation of Financial Statements, and CPC 32 / IAS 12 – Income taxes, and the application of CPC 50 – Insurance Contracts, which come into effect for years starting on or after January 1, 2023, have had no impact on the Company's individual and consolidated interim financial information.

2.4 Regrouping of items in te income statement

Starting in the third quarter of 2022, the Company made some adjustments in the classification of expenses in its profit and loss account (income statement), so as to group certain items more accurately in accordance with their function. Description of the nature of each type of expense continues to be presented in the related Notes to the financial statements, without alteration.

12

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

These adjustments do not affect margins, or indicators, and are merely improvements proposed by the Company's management.

To maintain comparability, the corresponding information for the period ended June 30, 2022 is being presented using the same criteria. The Company considers these adjustments not to be material.

3. PRINCIPLES OF CONSOLIDATION

The reporting dates of financial statements of the subsidiaries used for the purposes of calculation of consolidation and jointly controlled entities and affiliates used for calculation of this equity method contribution are prepared as of the same reporting date of the Company. Accounting practices are applied uniformly in line with those used by the parent company.

The direct equity investments of Cemig, included in the consolidation, are the following:

Subsidiary	Jun. 30, 2023 and Dec. 31, 2022	
	Form of valuation	Direct interest, %
Cemig Geração e Transmissão S.A.	Consolidation	100.00
Cemig Distribuição S.A.	Consolidation	100.00
Companhia de Gás de Minas Gerais ("Gasmig")	Consolidation	99.57
Cemig Soluções Inteligentes em Energia S.A. ("Cemig Sim")	Consolidation	100.00
Sete Lagoas Transmissora de Energia S.A. ("Sete Lagoas")	Consolidation	100.00

4. CASH AND CASH EQUIVALENTS

	Consolidated		Parent company	
	Jun. 30, 2023	Dez. 31, 2022	Jun. 30, 2023	Dez. 31, 2022
Bank accounts	50,758	95,486	4,334	3,495
Cash equivalents				
Bank certificates of deposit (CDBs) (1)	1,634,494	1,049,244	235,801	170,185
Overnight (2)	497,567	293,688	45,383	16,803
Others	-	2,243	-	-
	2,132,061	1,345,175	281,184	186,988
Total	2,182,819	1,440,661	285,518	190,483

(1) *Bank Certificates of Deposit* (*Certificados de Depósito Bancário*, or CBDs), accrued interest between 50% to 112%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or *Certificados de Depósito Inter-bancário* - CDIs) published by the Custody and Settlement Chamber (*Câmara de Custódia e Liquidação*, or Cetip) on June 30, 2023 (80.05% to 112% on December 31, 2022). For these CDBs, the Company and its subsidiaries have repo transactions which state, on their trading notes, the bank's commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.

(2) *Overnight* transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 13.38% to 13.64% on June 30, 2023 (13.62% to 13.64% on December 31, 2022). Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 29 provides information in relation to the exposure of the Company and its subsidiaries to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

13

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

5. MARKETABLE SECURITIES

	Consolidated		Parent company	
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Investments				
Current				
Bank certificates of deposit (CDBs) (1)	418,815	191,338	5,994	10,947
Financial Notes (LFs) - Banks (2)	811,725	1,139,525	74,038	65,197
Treasury Financial Notes (LFTs) (3)	298,347	401,659	27,212	22,981
Others	14,096	12,024	1,675	1,167
	1,542,983	**1,744,546**	**108,919**	**100,292**
Non-current				
Bank certificates of deposit (CDBs) (1)	130,702	127,052	-	-
Debentures (4)	3,988	6,579	364	376
Others	4,112	-	-	-
	138,802	**133,631**	**364**	**376**
	1,681,785	**1,878,177**	**109,283**	**100,668**

(1) Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest between 103% and 104.3% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário - CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on June 30, 2023 (103% to 104.4% on December 31, 2022).

(2) Bank Financial Notes (*Letras Financeiras*, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 103.3% and 109.89% of the CDI rate on June 30, 2023 (103.3% and 110.26% on December 31, 2022).

(3) Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity. The LFTs had remuneration rates varying between 13.67% and 13.87% on June 30, 2023 (13.65% and 13.88% on December 31, 2022).

(4) *Debentures* are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from TR + 1% to 114.29% of the CDI Rate on June 30, 2023 and December 31, 2022.

Note 29 provides a classification of these marketable securities. Investments in marketable securities of related parties are shown in Note 28.

The Company classifies the interest of marktable securities as investing activities, which is the most appropriate classification for the business.

6. RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS

	Consolidated					
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Jun. 30, 2023	Dec. 31, 2022
Billed supply	1,505,534	620,452	491,521	830,726	3,448,233	3,240,333
Unbilled supply	1,190,570	-	-	-	1,190,570	1,243,735
Other concession holders - wholesale supply	35,302	35,535	9,665	97	80,599	67,445
Other concession holders - wholesale supply, unbilled	290,106	-	-	-	290,106	368,970
CCEE (Power Trading Chamber)	8,085	17,539	-	7,876	33,500	162,104
Concession Holders - power transport	67,764	31,838	9,824	81,107	190,533	180,356
Concession Holders - power transport, unbilled	364,470	-	-	-	364,470	370,261
(-) Provision for expected credit losses	(136,017)	(51,326)	(103,730)	(571,547)	(862,620)	(820,324)
	3,325,814	**654,038**	**407,280**	**348,259**	**4,735,391**	**4,812,880**
Current assets					**4,688,726**	**4,769,431**
Non-current assets					**46,665**	**43,449**

	Parent company					
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Jun. 30, 2023	Dec. 31, 2022
Billed supply	30,389	7,598	6,387	23,003	67,377	43,877
Unbilled supply	313,933	-	-	-	313,933	271,709
CCEE (Power Trading Chamber)	10	6,033	-	-	6,043	12,881
(-) Provision for expected credit losses	-	-	(128)	(23,003)	(23,131)	(23,003)
	344,332	**13,631**	**6,259**	**-**	**364,222**	**305,464**
Current assets					**361,154**	**305,464**
Non-current assets					**3,068**	-

14

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

The Company and its subsidiaries' exposure to credit risk related to customers and traders is provided in Note 29.

The expected credit losses are considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

Consolidated	Jun. 30, 2023	Dec. 31, 2022
Residential	315,621	272,406
Industrial	158,803	168,215
Commercial, services and others	216,925	202,739
Rural	36,076	32,741
Public authorities	29,717	27,567
Public lighting	1,223	833
Public services	31,479	32,580
Charges for use of the network (TUSD)	72,776	83,243
	862,620	**820,324**

Changes in the expected credit losses are as follows:

	Consolidated
Balance at December 31, 2022	**820,324**
Additions, net (Note 26)	29,192
Amounts written off	13,104
Balance at June 30, 2023	**862,620**

7. RECOVERABLE TAXES

	Consolidated		Parent company	
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Current				
ICMS (VAT)	445,942	449,054	1,921	12
PIS/Pasep (a) (b)	108,769	257,680	3,098	24
Cofins (a) (b)	588,332	1,189,190	14,309	121
Others	20,159	20,777	930	930
	1,163,202	**1,916,701**	**20,258**	**1,087**
Non-current				
ICMS (VAT) (b)	634,985	547,156	-	-
PIS/Pasep (a)	125,216	166,193	117,501	114,944
Cofins (a)	453,128	644,497	417,580	408,427
	1,213,329	**1,357,846**	**535,081**	**523,371**
Total	**2,376,531**	**3,274,547**	**555,339**	**524,458**

a) Pis/Pasep and Cofins taxes credits over ICMS

As of June 30, 2023, the Company carries current asset and non-current asset in the amount of R$697.101 and R$578.345, respectively, corresponding to the tax credits of PIS/Pasep and Cofins over ICMS, with updating by the Selic rate to the date of their actual offsetting.

In the period from January to June of 2023, credits of PIS/Pasep and Cofins taxes were offset against payable federal taxes in the amount of R$837.924 (R$823,148 in the same period of 2022).

15
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

8. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income tax and social contribution tax recoverable

	Consolidated		Parent company	
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Income tax	717,102	707,263	101,676	97,568
Social contribution tax	267,327	240,947	(1,228)	(1,818)
	984,429	948,210	100,448	95,750
Current	835,924	775,492	36,071	-
Non-current	148,505	172,718	64,377	95,750

The balances of income tax and the Social Contribution tax posted in Non-current assets arise mainly from payments in advance, as required by the tax legislation, which were greater than the amounts of these two taxes as calculated by the Company at the end of the calendar year.

b) Income tax and social contribution tax payable

	Consolidated	
	Jun. 30, 2023	Dec. 31, 2022
Current		
Income tax	80,448	197,619
Social contribution tax	31,219	42,055
	111,667	239,674

The company has some uncertainties relating to the treatments of certain taxes on income, and management has concluded that it is more probable than not that the tax authority will accept the Company's conclusions. The effects of the potential contingencies are stated in Note 23.

c) Deferred income tax and social contribution tax

	Consolidated		Parent company	
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Deferred tax assets				
Tax loss carryforwards	1,254,942	986,659	735,772	767,103
Provisions for contingencies	626,104	602,084	98,261	94,790
Impairment on investments	56,670	56,398	-	-
Fair value of derivative financial instruments (PUT SAAG)	-	228,621	-	-
Operational Provisions (1)	168,043	598,380	588	588
Income sharing provision	23,662	29,824	1,226	2,118
Post-employment obligations	1,866,324	1,852,232	231,655	223,779
Estimated credit losses	337,754	318,982	8,449	8,405
Provision for onerous concession	11,857	11,579	-	-
Others	64,971	24,928	106	93
Total	4,410,327	4,709,687	1,076,057	1,096,876
Deferred tax liabilities				
Deemed cost	(156,873)	(155,882)	-	-
Fair value of assets acquired in business combination	(448,533)	(456,418)	(100,095)	(101,727)
Borrowing costs capitalized	(173,775)	(169,801)	-	-
Taxes on unredeemed income - presumed income	(11,508)	(9,262)	-	-
Adjustment to expectation of cash flow - Concession assets	(299,358)	(263,041)	-	-
Adjustment of contract assets	(957,202)	(940,026)	-	-
Adjustment to fair value: Swap - Loss	(81,144)	(209,599)	-	-
Updating on escrow deposits	(8,820)	(7,950)	-	-
Reimbursement of costs - GSF	(251,451)	(274,036)	-	-
Others	(14,598)	(36,385)	-	-
Total	(2,403,262)	(2,522,400)	(100,095)	(101,727)
Total, net	2,007,065	2,187,287	975,962	995,149
Total assets	2,982,457	3,119,522	975,962	995,149
Total liabilities	(975,392)	(932,235)	-	-

16
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

(1) In 2022, a provision was recorded as a result of Law 14385/22, which specifies that 100% of the amounts arising from tax charged in excess (as defined by the court ruling that PIS, Pasep and Cofins taxes could not be charged on amounts of ICMS tax included within electricity bills) should be reimbursed to consumers. The amount refers to the period as from the 11th year, i.e. as from the date of the final judgment subject to no further appeal, net of the portion included in the 2022 and 2023 Annual Tariff Adjustment.

The changes in deferred income tax and social contribution tax were as follows:

	Consolidated	Parent company
Balance at December 31, 2022	2,187,287	995,149
Effects allocated to net income	(162,253)	(17,695)
Effects allocated to Statement of comprehensive income	(20,811)	(1,491)
Others	2,842	(1)
Balance at June 30, 2023	2,007,065	975,962

d) Reconciliation of income tax and social contribution tax effective rate

	Consolidated		Parent company	
	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
Income before income tax and social contribution tax	3,368,872	1,141,792	2,732,960	1,449,073
Income tax and social contribution tax - nominal expense (34%)	(1,145,416)	(388,209)	(929,206)	(492,685)
Tax effects applicable to:				
Gain in subsidiaries by equity method (net of effects of Interest on Equity)	76,088	173,728	542,412	344,663
Tax incentives	22,722	16,122	51	-
Difference between Presumed Income and Real Income	46,379	46,012	-	-
Non-deductible penalties	(57,832)	(22,777)	(27)	(101)
Interest on equity declared	289,314	203,320	289,314	203,320
Estimated losses on doubtful accounts receivable from related parties	-	233,931	290	-
Disposal of goodwill	-	108,416	-	-
Others	43,461	(6,888)	6,427	439
Income tax and Social Contribution - effective gain (expense)	(725,284)	363,655	(90,739)	55,636
Current tax	(563,031)	(370,689)	(73,044)	-
Deferred tax	(162,253)	734,344	(17,695)	55,636
	(725,284)	363,655	(90,739)	55,636
Effective rate	21.53%	(31.85)%	3.32%	(3.84)%

	Consolidated		Parent company	
	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022
Income before income tax and social contribution tax	1,615,481	(805,275)	1,297,175	26,773
Income tax and social contribution tax - nominal expense (34%)	(549,263)	273,794	(441,039)	(9,103)
Tax effects applicable to:				
Gain in subsidiaries by equity method (net of effects of Interest on Equity)	24,130	114,197	237,733	(89,197)
Tax incentives	786	(6,483)	32	-
Difference between Presumed Income and Real Income	16,948	21,790	-	-
Non-deductible penalties	(29,346)	(9,896)	(50)	(52)
Interest on equity declared	145,077	120,020	145,077	120,020
Estimated losses on doubtful accounts receivable from related parties	-	233,931	290	-
Disposal of goodwill	-	108,416	-	-
Others	21,569	(618)	5,465	1,079
Income tax and Social Contribution - effective gain (expense)	(370,099)	855,151	(52,492)	22,747
Current tax	(163,698)	203,225	(41,652)	-
Deferred tax	(206,401)	651,926	(10,840)	22,747
	(370,099)	855,151	(52,492)	22,747
Effective rate	22.91%	(106.19)%	4.05%	(84.96)%

17
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

9. ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has a balance receivable from the State of Minas Gerais, recognized in Non-current assets, of R$13,366 on June 30, 2023 (R$13,366 on December 31, 2022), relating to return of an administrative deposit made for a dispute on the criterion for inflation correction to be applied to an advance against future capital increase ('AFAC'), made in prior years, which was the subject of a debt recognition agreement.

On June 30, 2021, the Company retained the remaining portion of dividends to be paid to State of Minas Gerais and awaits development of the issue with CPRAC (government agency).

Regarding the discussion on the merits of the criterion used in the past for AFAC's monetary updating, if a solution is not successfully reached either through CPRAC or any legal proceedings on the merits, Management, based on assessment of legal advisors, has assessed the chances of loss as 'possible'.

10. ESCROW DEPOSITS

	Consolidated		Parent company	
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Labor claims	227,112	259,294	24,492	30,806
Tax contingencies				
Income tax on Interest on Equity	32,033	31,297	353	337
PIS/Pasep and Cofins taxes (1)	73,226	70,453	-	-
Donations and legacy tax (ITCD)	61,742	59,591	60,698	58,574
Urban property tax (IPTU)	98,049	95,831	69,214	67,011
Finsocial tax	44,705	43,633	44,705	43,633
Income and Social Contr. Tax on indemnity for employees' 'Anuênio' benefit (2)	311,823	305,427	14,975	14,668
Income tax withheld at source on inflationary income	9,191	9,058	9,191	9,058
Income tax and contribution tax effective rate (3)	112,410	105,850	561	313
Others (4)	132,355	122,730	65,951	65,395
	875,534	843,870	265,648	258,989
Others				
Regulatory	47,552	45,642	9,968	9,311
Third party	11,732	9,156	2,945	3,202
Customer relations	7,527	7,890	902	971
Court embargo	24,253	19,991	3,278	3,310
Others	21,254	20,752	3,725	3,736
	112,318	103,431	20,818	20,530
	1,214,964	1,206,595	310,958	310,325

(1) This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS tax within the amount to which PIS/Pasep and Cofins taxes are applied.

(2) See more details in Note 23 - Provisions under the section relating to the 'Anuênio indemnity'.

(3) Court escrow deposit in the proceedings challenging charging of corporate income tax and the Social Contribution tax on payments of Interest on Equityand application of the Social Contribution tax to cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with enforceability suspended.

(4) Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes.

11. REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies given on tariffs charged to users of distribution services are reimbursed to distributors by payments of funds from the Energy Development Account (CDE).

In the period from January to June of 2023, the amount recognized as subsidies revenues, reimbursed through the transfer of resources of Energy Development Account (CDE), was R$554,619 (R$485,093 in the same period of 2022). Of this amount, the Company has to receive

18

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

the total amount of R$124,343 (R$96,947 on December 31, 2022), of such amounts, Cemig D has a receivable of R$117,184 (R$90,923 on December 31, 2022) and Cemig GT has a receivable of R$7,159 (R$6,024 on December 31, 2022) in current assets.

12. CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Consolidated	Jun. 30, 2023	Dec. 31, 2022
Concession financial assets		
Energy distribution concessions	1,538,165	1,369,652
Gas distribution concessions (12.1)	38,036	36,945
Indemnifiable receivable - Generation (12.2)	737,406	691,460
Concession grant fee - Generation concessions (12.3)	3,017,041	2,950,418
	5,330,648	5,048,475
Sector financial assets		
Amounts receivable from Parcel A (CVA) and Other Financial Components (12.4)	890,809	944,090
Total	6,221,457	5,992,565
Current assets	777,231	1,055,378
Non-current assets	5,444,226	4,937,187

The changes in concession financial assets related to infrastructure are as follows:

	Distribution	Generation	Gas	Total
Balance at December 31, 2022	1,369,652	3,641,878	36,945	5,048,475
Transfers of contract assets	91,586	-	-	91,586
Monetary updating	77,575	275,549	1,091	354,215
Amortization	(648)	-	-	(648)
Amounts received	-	(162,980)	-	(162,980)
Balance at June 30, 2023	1,538,165	3,754,447	38,036	5,330,648

As a result of ratification of Cemig's 5th Periodic Tariff Review (*Revisão Tarifária Periódica* – RTP), R$ 39,516 was added to the inflation correction of financial assets, with reference to November 30, 2022 as base date. The increase arises from the difference between (a) the estimate of updating of the assets used by the Company and (b) the New Replacement Value for these assets ratified in the RTP process.

12.1 Generation - Indemnity receivable

These balances were recognized in financial assets, at fair value through income or loss.

On July 28, 2022 Aneel revoked Normative Resolution (ReN) 942, by publication of ReN 1,027, establishing the general methodology and criteria for calculation - to be based on New Replacement Value, which is calculated, as first priority, based on the reference database of prices - then as second priority by the concession holder's own prices database, then, as the last alternative, by the updated inspected accounting cost.

19

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

The Valuation Report was concluded, with the following results:

Generation plant	Concession expiration date	Installed capacity (MW) (1)	Net balance of assets on December 31, 2022	Financial Update	Net balance of assets on June 30, 2023
Lot D					
UHE Três Marias	July 2015	396.00	179,083	11,900	190,983
UHE Salto Grande	July 2015	102.00	91,874	6,104	97,978
UHE Itutinga	July 2015	52.00	10,825	720	11,545
UHE Camargos	July 2015	46.00	21,042	1,398	22,440
PCH Piau	July 2015	18.01	4,695	312	5,007
PCH Gafanhoto	July 2015	14.00	5,630	374	6,004
PCH Peti	July 2015	9.40	6,498	432	6,930
PCH Dona Rita	Sep. 2013	2.41	1,683	112	1,795
PCH Tronqueiras	July 2015	8.50	9,063	540	9,603
PCH Joasal	July 2015	8.40	6,727	447	7,174
PCH Martins	July 2015	7.70	4,776	317	5,093
PCH Cajuru	July 2015	7.20	20,238	1,345	21,583
PCH Paciência	July 2015	4.08	4,449	295	4,744
PCH Marmelos	July 2015	4.00	2,585	172	2,757
Others					
UHE Volta Grande	Feb. 2017	380.00	387	26	413
UHE Miranda	Dec. 2016	408.00	97,493	6,478	103,971
UHE Jaguara	Aug. 2013	424.00	147,788	9,882	157,670
UHE São Simão	Jan. 2015	1.710.00	76,624	5,092	81,716
		3.601.70	**691,460**	**45,946**	**737,406**

(1) Data not revised by external auditors..

The remaining balance of R$737,406 represents management's best estimate for the right to receive cash from the regulator related to the generation entities, based on the evaluation criteria set by regulator (Aneel).

The Valuation Report on the assets is subject to inspection by Aneel, which may request complementary documentation. As a result there may be adjustments to the amounts resulting from the valuation process - in which case the concession holder has the right of defense and reply.

The due date and form of payment of the investments made after entry into operation of the basic plant plans, which have not yet been amortized or depreciated, will be decided by the Grantor after inspection and ratification of the reimbursements amounts.

12.2 Concession grant fee - Generation concessions

The concession grant fee paid by the Company for a 30-year concession contracts Nº. 08 to 16/2016, related to 18 hydroelectric plants of Auction 12/2015, won by Cemig GT, was an amount of R$2,216,353. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

20

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

The changes in concession financial assets are as follows:

SPC	Plants	Dec. 31, 2022	Interest	Amounts received	Jun. 30, 2023
Cemig Geração e Transmissão S.A. (1)	Três Marias	1,671,517	124,372	(87,568)	1,708,321
Cemig Geração e Transmissão S.A. (1)	Salto Grande	524,779	39,201	(27,617)	536,363
Cemig Geração Itutinga S.A.	Itutinga	197,984	16,399	(11,741)	202,642
Cemig Geração Camargos S.A.	Camargos	148,407	12,220	(8,740)	151,887
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	194,694	17,012	(12,298)	199,408
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	133,014	12,695	(9,339)	136,370
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	80,023	7,704	(5,677)	82,050
		2,950,418	229,603	(162,980)	3,017,041

(1) On May 31, 2023, the wholly-owned subsidiaries Cemig Geração Três Marias S.A. and Cemig Geração Salto Grande S.A. were absorbed by the Cemig GT.

12.3 Account for compensation of variation of parcel A items (CVA) and *Other financial components*

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized or are to be ratified, are as follows:

Balance sheet	Jun. 30, 2023			Dec. 31, 2022		
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	183,459	707,350	890,809	544,370	399,720	944,090
Current assets	183,459	275,156	458,615	544,370	201,661	746,031
Non-current assets	-	432,194	432,194	-	198,059	198,059
Total current, net	183,459	275,156	458,615	544,370	201,661	746,031
Total non-current, net	-	432,194	432,194	-	198,059	198,059
Total, net	183,459	707,350	890,809	544,370	399,720	944,090

Financial components	Jun. 30, 2023			Dec. 31, 2022		
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of 'Parcel A'						
Energy Development Account (CDE) quota	(1,646)	1,093	(553)	140,528	(139,639)	889
Tariff for use of transmission facilities of grid participants	242,595	84,600	327,195	4,297	211,497	215,794
Tariff for transport of Itaipu supply	30,188	9,364	39,552	180	17,786	17,966
Alternative power source program (Proinfa)	(38,660)	-	(38,660)	38,984	(7,872)	31,112
ESS/EER System Service/Energy Charges	(528,351)	107,000	(421,351)	377,682	204,843	582,525
Energy bought for resale	(552,065)	(229,619)	(781,684)	233,721	(1,321,656)	(1,087,935)
Other financial components						
Over contracting of supply (1)	767,227	264,037	1,031,264	40,617	708,966	749,583
Neutrality of Parcel A	(62,951)	273,727	210,776	(32,683)	235,990	203,307
Excess demand and reactive power	(62,665)	(13,396)	(76,061)	(22,983)	(47,707)	(70,690)
Other financial items	389,787	210,544	600,331	(235,973)	537,512	301,539
TOTAL	183,459	707,350	890,809	544,370	399,720	944,090

(1) In 2017 and 2018 Cemig D was overcontracted (i.e. it contracted more supply than the demand that occurred in practice). The gain arising from the sale of the excess supply of energy in the spot market (at prices higher than it was bought for) was provisionally passed through to consumers by Aneel in the tariff adjustments of 2018 and 2019, including the portion in excess of the limit of 105% of the regulatory load – thus reducing the tariff that was set by these annual adjustments, in the form of application of a negative financial component. Since this is a case of voluntary overcontracting, the Company considers that, based on the regulations in force at the time, the portion above the regulatory limit should be recovered in the subsequent tariff adjustment. In 2020, by SGT/SEM Dispatch 2508, part of the amount relating to the overcontracting of 2017 – a total of R$ 39,270 – was recognized and taken into account in the tariff adjustment process of 2021. As a result of administrative appeals presented to Aneel, these amounts were adjusted by Aneel Dispatch 2168 of 2022, recognizing the entirety of the overcontracting of 2017 as voluntary. With the publication of the dispatch, and considering

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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Classificação: Direcionado

Index

the present rules, the gains that had not yet been recovered through the tariff in relation to the overcontracting of 2017, of which the updated value is R$ 228,477, were recognized by Aneel in the 2023 tariff process. In relation to the over-contracting of 2018, in the amount of R$ 28,275, the Company continues to recognize the right to the amount, and awaits publication of the related dispatch.

Changes in balances of sector financial assets and liabilities are as follow:

	Consolidated
Balance at December 31, 2022	**944,090**
Additions	430,080
Amortization	(573,889)
Transfer (1)	(1,550)
Updating - Selic rate (Note 27)	92,078
Balance at June 30, 2023	**890,809**

(1) Amounts relating to the reversal, for the purpose of moderation of tariffs, of the credits that could not be returned to consumers in final billing, as specified in §6 of Article 141 of Normative Resolution (REN) 1,000 of 2021.

Periodic (five-year) Tariff Review

On May 23, 2023, Aneel ratified the result of Cemig D's Periodic Tariff Review, by Ratifying Resolution 3202, of that date. This established an average tariff increase of 13.27% for consumers: For Group A (high and medium voltage), the average increase was 8.94%; and for Group B (low voltage) the average increase was 15.55%:

Voltage level	Average effect for the consumer
High voltage	8.94%
Low voltage	15.55%
Total	**13.27%**

The percentage increase corresponding to the Company's *Manageable Costs* ('Portion B') was 0.66%. The remaining, 12.61%, portion of the total percentage has a null effect on the Company's profit, since it consists of direct pass-throughs to the tariff – of the following items of increased costs: (i) increase of 5.09% in *Non-manageable* ('Portion A') costs – mainly purchase of power supply, transmission costs, sector charges and non-recoverable revenues; and (ii) 7.52% increase in the *Other financial components* element of the tariff. The increase is in effect from May 28, 2023 to May 27, 2024.

13. CONCESSION CONTRACT ASSETS

Consolidated	Jun. 30, 2023	Dec. 31, 2022
Distribution - Infrastructure assets under construction	2,785,768	1,849,853
Gas - Infrastructure assets under construction	157,310	116,982
Transmission - National Grid ('BNES' - Basic Network of the Existing System) - Law 12,783/13	1,862,666	1,927,040
Transmission - Assets remunerated by tariff	2,928,732	2,810,949
	7,734,476	**6,704,824**
Current	**786,793**	**728,404**
Non-current	**6,947,683**	**5,976,420**

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Classificação: Direcionado

Index

CEMIG

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balance at December 31, 2022	**4,737,989**	**1,849,853**	**116,982**	**6,704,824**
Additions	109,205	1,462,228	77,407	1,648,840
Inflation adjustment	284,739	-	-	284,739
Amounts received	(340,654)	-	-	(340,654)
Disposals	-	-	(7,789)	(7,789)
Others additions	119	-	-	119
Transfers to financial assets	-	(91,586)	-	(91,586)
Transfers to intangible assets	-	(450,309)	(29,290)	(479,599)
Adjustment of assets in progress	-	15,582	-	15,582
Balance at June 30, 2023	**4,791,398**	**2,785,768**	**157,310**	**7,734,476**

The amount of additions in the period ended June 30, 2023 includes R$29,861 borrowing costs, as presented in note 20. The capitalization of financial charges is a non-cash transaction, and therefore is not reflected in the Cash Flow Statements. The average rate to determine the amount of borrowing costs was 12.62%.

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts, as follows:

	Jun. 30, 2023	Dec. 31, 2022
Current		
Concession contract - 004/05	25,462	28,879
Concession contract - 079/00	45,416	46,685
Concession contract - 006/11	8,555	8,371
Concession contract - 006/97		
National Grid ('BNES' - Basic Network of the Existing System)	457,294	408,395
National Grid - new facilities (RBNI)	250,066	236,073
	786,793	**728,403**
Non-current		
Concession contract - 004/05	74,039	81,399
Concession contract - 079/00	127,370	142,513
Concession contract - 006/11	87,916	85,391
Concession contract - 006/97		
National Grid ('BNES' - Basic Network of the Existing System)	1,405,372	1,518,645
National Grid - new facilities (RBNI)	2,309,908	2,181,638
	4,004,605	**4,009,586**
	4,791,398	**4,737,989**

Concession contract 006/1997

Aneel Dispatch 402 of February 14, 2023 postponed the Periodic Tariff Review (*Revisão Tarifária Periódica* – RTP) of the Permitted Annual Revenue (*Receita Anual Permitida* – RAP) of the transmission concessions that had been extended under Law 12783/2013. The *Report on Physical and Accounting Assessment and Reconciliation* is to be delivered by the later of the following two dates: (a) December 29, 2023; or (b) up to 30 days after closing of the Public Consultation on the revision of Sub-modules 9.1 and 9.2 of the Tariff Regulation Procedures (*Procedimentos de Regulação Tarifária* – PRORET). The time limit for ratification of the RAP in its entirety is July 1, 2024. As specified in the Dispatch, the adjustment for the 2023–24 period was processed through Ratifying Resolution (*Resolução Homologatória*) 3216 of July 4, 2023.

The financial consequences of the new RAPs are being analyzed. No significant impacts are expected for the Company, since there were no significant changes in the assumptions used.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

14. INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Investees	Control	Consolidated		Parent company	
		Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Cemig Geração e Transmissão	Subsidiary	-	-	9,715,819	8,966,797
Guanhães Energia S.A. ("Guanhães Energia")	Jointly controlled	201,457	182,579		
Hidrelétrica Cachoeirão S.A. ("Hidrelétrica Cachoeirão")	Jointly controlled	53,661	47,096	-	-
Hidrelétrica Pipoca S.A. ("Hidrelétrica Pipoca")	Jointly controlled	57,045	46,744	-	-
Madeira Energia ("MESA") (3)	Affiliated	-	9,500	-	-
Fundo de Investimento em Participações Melbourne Multiestratégia ("FIP Melbourne") (3)	Affiliated	-	7,760	-	-
Retiro Baixo Energética S.A. ("Retiro Baixo") (4)	Jointly controlled	-	185,495	-	-
Aliança Norte Participações S.A. ("Aliança Norte") (2)	Jointly controlled	561,508	575,745	-	-
Baguari Energia S.A. ("Baguari Energia") (4)	Jointly controlled	-	160,324	-	-
Aliança Geração de Energia S.A. ("Aliança Geração")	Jointly controlled	1,258,197	1,193,841	-	-
Amazônia Energia Participações S.A. ("Amazônia Energia") (2)	Jointly controlled	858,843	885,529	-	-
Paracambi Energética S.A. ("Paracambi")	Jointly controlled	124,158	134,425	-	-
Cemig Distribuição	Subsidiary	-	-	8,461,010	7,105,260
Transmissora Aliança de Energia Elétrica S.A. ("Taesa")	Jointly controlled	1,570,993	1,548,695	1,570,993	1,548,695
Gasmig	Affiliated	-	-	1,667,720	1,749,549
Cemig Sim	Subsidiary	-	-	235,897	198,880
UFVs (1)	Subsidiary	135,392	127,991	-	-
Sete Lagoas Transmissora de Energia S.A. ("Sete Lagoas")	Jointly controlled	-	-	71,308	68,263
Total of investments	Jointly controlled	**4,821,254**	**5,105,724**	**21,722,747**	**19,637,444**

(1) Set of photovoltaics bussiness, in which the investee Cemig Sim has a interest.
(2) Indirect interest in the Belo Monte plant through these investees.
(3) On March 20, 2023, Cemig GT completed the sale of its direct and indirect ownership interest in the capital stock of Mesa to Furnas Centrais Elétricas S.A. ("Furnas"). More details will follow in the course of this explanatory note.
(4) On April 14, 2023, share purchase contracts were signed for sale to Furnas Centrais Elétricas of the Cemig GT entire stockholding in the jointly-controlled subsidiaries Retiro Baixo and Baguari Energia. More details in Note 31.

For the period ended June 30, 2023, the Company concluded that were no indications of possible impairment of its investments, as required by CPC 01/IAS 36 - Impairment of Assets.

Movement of the right to exploitation of the regulated activity

Parent Company			
Investees	Dec. 31, 2022	Amortization	Jun. 30, 2023
Paracambi	73,987	(1,250)	72,737
Taesa	142,141	(4,660)	137,481
Gasmig	380,989	(6,545)	374,444
Sete Lagoas	(4,262)	122	(4,140)
Total	**592,855**	**(12,333)**	**580,522**

Consolidated					
Investees	Dec. 31, 2022	Addition	Amortization	Other (1)	Jun. 30, 2023
Cemig Geração e Transmissão					
Retiro Baixo	26,408	-	(463)	(25,945)	-
Aliança Geração	276,295	-	(12,655)	-	263,640
Aliança Norte	44,688	-	(986)	-	43,702
Paracambi	73,987	-	(1,250)	-	72,737
Taesa	142,141	-	(4,660)	-	137,481
Cemig Sim					
UFVs	14,205	3,031	(371)	-	16,865
Total	**577,724**	**3,031**	**(20,385)**	**(25,945)**	**534,425**

(1) In April 2023, the interest held by the Company in this investee was classified as assets held for sale. More details in explanatory note 31.

The right of exploitation is recognized in the business combination in past year and are amortized considering the concession period of each subsidiaries.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

a) Changes in investments in subsidiaries, jointly controlled entities and affiliates:

Parent Company						
Investees	**Dec. 31, 2022**	**Gain (loss) by equity method (Statement of income)**	**Gain (loss) by equity method (Other comprehensive income)**	**Dividends / Interest on equity**	**Additions**	**Jun. 30, 2023**
Cemig Geração e Transmissão	8,966,797	1,067,739	8,635	(327,352)	-	9,715,819
Cemig Distribuição	7,105,260	734,969	28,866	(320,400)	912,315	8,461,010
Gasmig	1,749,549	310,031	-	(391,860)	-	1,667,720
Cemig Sim	198,880	493	-	-	36,524	235,897
Sete Lagoas	68,263	3,045	-	-	-	71,308
Taesa	1,548,695	122,006	-	(99,708)	-	1,570,993
Total	**19,637,444**	**2,238,283**	**37,501**	**(1,139,320)**	**948,839**	**21,722,747**

Consolidated						
Investees	**Dec. 31, 2022**	**Gain (loss) by equity method (Statement of income)**	**Dividends / Interest on equity**	**Additions / acquisitions**	**Other**	**Jun. 30, 2023**
Hidrelétrica Cachoeirão	47,096	6,565	-	-	-	53,661
Guanhães Energia	182,579	18,878	-	-	-	201,457
Hidrelétrica Pipoca	46,744	10,301	-	-	-	57,045
MESA	9,500	(9,500)	-	-	-	-
FIP Melbourne	7,760	22,326	-	-	(30,086)	-
Paracambi	134,425	6,141	(16,408)	-	-	124,158
Baguari Energia	160,324	11,133	(11,579)	-	(159,878)	-
Amazônia Energia (1)	885,529	(26,894)	-	208	-	858,843
Aliança Norte (1)	575,745	(14,570)	-	333	-	561,508
Taesa	1,548,695	122,006	(99,708)	-	-	1,570,993
Aliança Geração	1,193,841	64,356	-	-	-	1,258,197
Retiro Baixo	185,495	5,052	-	-	(190,547)	-
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. ("UFV Janaúba")	3,422	385	-	-	-	3,807
UFV Corinto Geração de Energia Elétrica Distribuída S.A. ("UFV Corinto")	8,441	199	(433)	-	-	8,207
UFV Manga Geração de Energia Elétrica Distribuída S.A. ("UFV Manga")	10,799	104	(654)	-	-	10,249
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. ("UFV Bonfinópolis II")	6,406	97	(208)	-	-	6,295
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande")	14,140	695	(686)	-	-	14,149
UFV Lontra Geração de Energia Elétrica Distribuída S.A. ("UFV Lontra")	17,526	830	(1,073)	-	-	17,283
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde")	6,123	420	(375)	-	-	6,168
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela")	4,199	-	(179)	-	-	4,020
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I")	4,739	460	(133)	-	-	5,066
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II")	6,604	369	(389)	-	-	6,584
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia")	14,176	701	(756)	-	-	14,121
Apolo I SPE Empreendimentos e Energia S.A. ("UFV Apolo I")	6,689	119	-	-	-	6,808
Apolo II SPE Empreendimentos e Energia S.A. ("UFV Apolo II")	-	1,597	-	5,759	-	7,356
G2 Campo Lindo I Energia S.A. ("UFV Campo Lindo I")	8,161	210	-	-	-	8,371
G2 Campo Lindo II Energia S.A. ("UFV Campo Lindo II")	8,458	179	-	-	-	8,637
G2 Olaria I Energia S.A. ("UFV Olaria I")	8,108	163	-	-	-	8,271
Total investment	**5,105,724**	**222,322**	**(132,581)**	**6,300**	**(380,511)**	**4,821,254**

(1) Indirect participation in Belo Monte Dam through these investees.

Changes in dividends receivable are as follows:

	Consolidated	Parent company
Balance at December 31, 2022	**145,908**	**2,655,433**
Investees' dividends proposed	132,581	1,139,320
Withholding tax on interest on equity declared by investees	-	(97,162)
Amounts received	(204,368)	(1,557,781)
Balance at June 30, 2023	**74,121**	**2,139,810**

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Disposal of stockholding interest - Mesa

On March 20, 2023 the Cemig GT completed sale to Furnas Centrais Elétricas S.A of the whole of its direct and indirect stockholding interests in Mesa, equivalent to 7.53% of the share capital of that investee, which is the controlling stockholder of Santo Antônio Energia S.A. (SAE), for R$55,390.

With the conclusion of the sale, Furnas undertook to assume the guarantees given by Cemig and Cemig GT to the Brazilian Development Bank (BNDES) and other creditors, under agreements for financing of SAE, and to hold Cemig and Cemig GT harmless from any obligation relating to these guarantees, up to the time when these obligations are effectively assumed by Furnas.

As a result of the sale a capital gain was recognized in March 2023, as follows:

Parent Company and Consolidated	
Direct stake, %	4.1422%
Indirect stake, %	3.3837%
Sale price:	736,000
Direct stake, %	30,487
Indirect stake, %	24,904
	55,391
Cost of the investment (1):	-

(1) In the calculation the balance of the investment on February 28, 2023 was used, from the last interim balance sheet raised for the investee before the sale (the same as is used for accounting via the equity method). The balance of the investment is zero, so that writing it down di d not generate any effects in net profit, for the purposes of calculation of capital gain on the sale.

The capital gain relating to the direct stockholding was recognized in the income statement for the period, with counterpart in Cash and cash equivalents. The taxes on this amount were R$10,365, representing 34% (25% corporate income tax and 9% Social Contribution tax on Net Profit).

The capital gain on the indirect stockholding was recognized by the equity method, because of its origin in realization of the equity interest held by Fundo Melbourne in SAAG. Due to the sale of the equity interest by the investment fund, which subsists only for operational reasons necessary for its liquidation, the balance receivable from the funds was recognized in the Statement of financial position as a financial instrument in the 'Other assets' group, considering the imminence of receipt of the proceeds.

This disposal is part of the execution of Cemig's disinvestment program, with the aim of redirecting management efforts and allocation of capital to the State of Minas Gerais.

<u>The agreement between FIP Melbourne and AGPar - CCBC Arbitration Judgment 86/2016</u>

The share purchase agreement that governed the transaction for acquisition of the shares of SAAG by the Company specifies payment of indemnity to FIP Melbourne by AGPar in the event of any excess cost in Mesa as a result of any causative factor prior to the signature of that agreement. From the conclusion of the transaction in 2014, up to the year 2016, there were extraordinary expenditures, which had to be borne by FIP Melbourne, and which, in FIP Melbourne's understanding, were within the scope of the provision of the share purchase

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
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Classificação: Direcionado

Index

agreement. Since agreement was not reached with AGPar on these questions, FIP Melbourne filed arbitration proceedings with the Brazil-Canada Chamber of Commerce.

The final arbitration judgment was given in January 2021, in favor of FIP Melbourne, and in August 2022 an agreement was signed between the parties to terminate litigation, establishing the updated amount of compensation at R$200 million, which was paid on September 12, 2022.

Considering Cemig GT's participation in FIP Melbourne, the Company has a receivable recorded in the amount of R$240,860, in the statement of financial position under "Other Assets".

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. ('NESA'), which holds the concession to operate the *Belo Monte* Hydroelectric Plant. Through the jointly controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.69%.

On June 30, 2023 NESA had negative net working capital of R$322,178 (R$494,493 on December 31, 2022). According to the estimates and projections, the situation of negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations.

On September 21, 2015, NESA was awarded a preliminary injunction ordering ANEEL to abstain from applying penalties or sanctions to NESA in relation to the delay in Belo Monte Hydroelectric Plant to start operations , until the hearing of the application for an injunction made in the original case. The legal advisers of NESA have classified the probability of loss as 'possible' and estimated the potential loss on June 30, 2023 to R$2,977 millions (R$2,972 millions on December 31, 2022). The potential impact for the Company is limited to its investment interest in NESA.

UFV Três Marias S.A.

In the first half of 2023 the Company injected R$ 39,216 into this investee: R$ 32,397 as an Advance Against Future Capital Increase ('AFAC'), for construction of the 78 MW *Três Marias* Floating Photovoltaic Distributed Generation complex; and R$ 6,819 in fixed assets for construction and operation of the *Três Marias* Photovoltaic Plant, with installed capacity of 1.5 MW.

***Montes Claros* photovoltaic plant**

On June 29, 2022, Cemig approved acquisition, through its wholly-owned subsidiary Cemig Sim, of 100% of the interests held by *Genesys Participação Societária Ltda*. and by an individual, among others, in the special-purpose company ('SPC') Duceu Geradores de Energia, Máquinas e Equipamentos SPE Ltda. ('UFV Montes Claros'), owner of the *Montes Claros* photovoltaic plant.

On April 28, 2023, Cemig Sim concluded acquisition of 100% of the shares in the *Montes Claros* photovoltaic generation plant. This was approved by the Brazilian antitrust authority, CADE – its approval is a usual condition precedent in this type of transaction.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

This is a preliminary measurement of the fair value of the assets and liabilities acquired:

R$ '000	Montes Claros photovoltaic plant
– Net equity of the *Montes Claros* solar plant	19,749
– Added value (fair value – book value)	1,571
– Fair value of net assets	**21,320**
Price gain on acquisition	1,193
Consideration paid for 100% interest in the *Montes Claros* solar plant	20,127

Assets	Fair value on date of acquisition	Liabilities	Fair value on date of acquisition
Current	72	**Current**	352
Other current assets	72	Other current liabilities	352
		Non-current	**4,416**
Non-current	**26,016**	Other non-current liabilities	4,416
Fixed assets	18,749		
Rights of use – Leasing	4,696		
Intangible assets	2,571		
		Total fair value	**21,320**

The acquisition will add to the Cemig Group's participation in the generation sector and total generation output, also contributing to efficient supply to consumers due to the Group's expertise in this market.

Advance against Future Capital Increase ('AFAC'), in Cemig Sim

On July 6, 2023 the Board of Directors of the Company authorized an Advance Against Future Capital Increase in Cemig Sim, in the amount of R$ 45,000, for the purpose of realization of investments.

Acquisition of interest in special-purpose companies (SPCs)

On July 20, 2023, Cemig Sim concluded acquisition of the remaining 51% interests in the following SPCs:

(i) G2 Olaria 1 Energia S.A.,
(ii) G2 Campo Lindo 1 Energia S.A.,
(iii) G2 Campo Lindo 2 Energia S.A.

– becoming the holder of 100% of the shares in these companies.

On the same date Cemig Sim also concluded acquisition of 100% of the shares in the SPC SPE G2 Olaria 2 Energia S.A.

The aggregate value of these acquisitions was R$ 47.4 million.

These four SPCs own four photovoltaic generation plants in full commercial operation, with installed capacity of 13 MWp, operating in the regime of shared distributed mini-generation, in the city of Lavras, Minas Gerais.

This transaction underlines the Company's strategy of growth in distributed generation, with 100% ownership of generation plants under its management, exclusively in the State of Minas Gerais.

28
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

15. PROPERTY, PLANT AND EQUIPMENT

Consolidated	Jun. 30, 2023			Dec. 31, 2022		
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service						
Land	247,435	(30,409)	217,026	247,028	(29,140)	217,888
Reservoirs, dams and watercourses	3,239,409	(2,430,520)	808,889	3,302,646	(2,432,974)	869,672
Buildings, works and improvements	1,094,374	(859,080)	235,294	1,092,227	(859,006)	233,221
Machinery and equipment	2,719,751	(2,039,939)	679,812	2,764,985	(2,059,246)	705,739
Vehicles	19,054	(13,478)	5,576	14,970	(13,050)	1,920
Furniture	13,757	(11,665)	2,092	13,739	(11,514)	2,225
	7,333,780	**(5,385,091)**	**1,948,689**	**7,435,595**	**(5,404,930)**	**2,030,665**
In progress	**659,375**	**-**	**659,375**	**378,686**	**-**	**378,686**
Net property, plant and equipment	**7,993,155**	**(5,385,091)**	**2,608,064**	**7,814,281**	**(5,404,930)**	**2,409,351**

Parent company	Jun. 30, 2023			Dec. 31, 2022		
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service						
Land	82	-	82	82	-	82
Buildings, works and improvements	55	(27)	28	55	(26)	29
Machinery and equipment	5,044	(4,978)	66	5,200	(5,124)	76
Furniture	724	(701)	23	727	(700)	27
	5,905	**(5,706)**	**199**	**6,064**	**(5,850)**	**214**
In progress	**1,029**	**-**	**1,029**	**1,026**	**-**	**1,026**
Net property, plant and equipment	**6,934**	**(5,706)**	**1,228**	**7,090**	**(5,850)**	**1,240**

Changes in PP&E are as follows:

Consolidated	Dec. 31, 2022	Additions (2)	Disposals – Asset classified as held for sale	Disposals	Depreciation	Transfers / capitalizations	Jun. 30, 2023
In service							
Land (1)	217,888	-	(519)	(207)	(1,650)	1,514	217,026
Reservoirs, dams and watercourses	869,672	-	(21,551)	(21)	(39,211)	-	808,889
Buildings, works and improvements	233,221	-	(4,112)	(8)	(8,659)	14,852	235,294
Machinery and equipment	705,739	18,752	(28,681)	(767)	(33,548)	18,317	679,812
Vehicles	1,920	-	-	-	(428)	4,084	5,576
Furniture and utensils	2,225	2	-	-	(150)	15	2,092
	2,030,665	**18,754**	**(54,863)**	**(1,003)**	**(83,646)**	**38,782**	**1,948,689**
In progress	**378,686**	**320,226**	**(755)**	**-**	**-**	**(38,782)**	**659,375**
Net property, plant and equipment	**2,409,351**	**338,980**	**(55,618)**	**(1,003)**	**(83,646)**	**-**	**2,608,064**

(1) Certain land linked to concession agreements with no indemnity provision is amortized over the concession period.

(2) This includes investments in the Boa Esperança and Jusante photovoltaic solar plants – respectively of R$112,367 and R$118,693.

Parent company	Dec. 31, 2022	Addition	Depreciation	Jun. 30, 2023
In service				
Land	82	-	-	82
Buildings, works and improvements	29	-	(1)	28
Machinery and equipment	76	-	(10)	66
Furniture and utensils	27	-	(4)	23
	214	**-**	**(15)**	**199**
In progress	**1,026**	**3**	**-**	**1,029**
Net property, plant and equipment	**1,240**	**3**	**(15)**	**1,228**

Consortium

The Company is a partner in an energy generation consortium for the *Queimado* plant, for which no separate company with independent legal existence was formed to manage the object of the concession. The Company's portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets.

29

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Stake in power output (%)	Average annual depreciation rate (%)	Jun. 30, 2023	Dec. 31, 2022
In service				
Queimado Power Plant	82.50	3.94	220,099	220,096
Accumulated depreciation			(138,471)	(134,524)
Total operation			**81,628**	**85,572**
In progress				
Queimado Power Plant	82.50	-	2,015	1,962
Total construction			**2,015**	**1,962**
Total			**83,643**	**87,534**

16. INTANGIBLE ASSETS

Consolidated	Jun. 30, 2023			Dec. 31, 2022		
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service						
Useful life defined						
Temporary easements	14,689	(5,744)	8,945	14,692	(5,405)	9,287
Onerous concession	13,599	(9,428)	4,171	13,599	(9,116)	4,483
Assets of concession	24,284,470	(10,618,659)	13,665,811	23,813,446	(10,259,144)	13,554,302
Assets of concession - GSF	1,031,161	(266,630)	764,531	1,031,810	(199,809)	832,001
Others	103,723	(78,808)	24,915	92,279	(76,838)	15,441
	25,447,642	**(10,979,269)**	**14,468,373**	**24,965,826**	**(10,550,312)**	**14,415,514**
In progress	152,263	-	152,263	206,339	-	206,339
Net intangible assets	25,599,905	(10,979,269)	14,620,636	25,172,165	(10,550,312)	14,621,853

Parent Company	Jun. 30, 2023			Dec. 31, 2022		
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service						
Useful life defined						
Software use rights	13,565	(13,400)	165	13,564	(13,136)	428
Others	17	(17)	-	17	(17)	-
	13,582	**(13,417)**	**165**	**13,581**	**(13,153)**	**428**
In progress	150	-	150	119	-	119
Net intangible assets	13,732	(13,417)	315	13,700	(13,153)	547

Changes in intangible assets are as follow:

Consolidated	Dec. 31, 2022	Additions	Disposals – Asset classified as held for sale	Disposals	Amortization	Transfers (1)	Jun. 30, 2023
In service							
Useful life defined							
Temporary easements	9,287	-	(3)	-	(339)	-	8,945
Onerous concession	4,483	-	-	-	(312)	-	4,171
Assets of concession	13,554,302	1,876	-	(37,039)	(431,953)	578,625	13,665,811
Assets of concession - GSF	832,001	-	(435)	-	(67,035)	-	764,531
Others	15,441	1,740	-	-	(1,975)	9,709	24,915
	14,415,514	**3,616**	**(438)**	**(37,039)**	**(501,614)**	**588,334**	**14,468,373**
In progress	206,339	58,257	(114)	(3,481)	-	(108,738)	152,263
Net intangible assets	14,621,853	61,873	(552)	(40,520)	(501,614)	479,596	14,620,636

Parent Company	Dec. 31, 2022	Addition	Amortization	Jun. 30, 2023
In service				
Softwares use rights	428	-	(263)	165
	428	-	(263)	165
In progress	119	31	-	150
Net intangible assets	547	31	(263)	315

30
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

17. LEASING

a) Right of use assets

Changes in the right of use asset are as follows:

Consolidated	Real estate property	Vehicles	Total
Balances on December 31, 2022	**213,645**	**115,432**	**329,077**
Amortization (1)	(5,986)	(16,805)	(22,791)
Business combination adjustment	6,493	-	6,493
Disposals (contracts terminated)	(1,775)	-	(1,775)
Addition	2,749	17,522	20,271
Remeasurement (2)	90	54,791	54,881
Balances on June 30, 2023	**215,216**	**170,940**	**386,156**

(1) Amortization of the Right of Use recognized in the Statement of income is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$353 in the period from January to June of 2023 (R$313 in the same period of 2022).
(2) The Company and its subsidiaries have identified events giving rise to revaluation and modifications of their principal contracts. The leasing liabilities are restated with adjustment to the asset of Right of Use.

Parent company	Real estate property
Balances on December 31, 2022	**2,151**
Amortization (1)	(47)
Balances on June 30, 2023	**2,104**

(1) Amortization of the Right of Use recognized in the Statement of income is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$4 in the period from January to June of 2023 (R$3 in the same period of 2022).

b) Leasing liabilities

The changes in the lease liabilities are as follows:

	Consolidated	Parent company
Balances on December 31, 2022	**354,633**	**2,426**
Addition	20,271	-
Business combination adjustment	3,449	-
Interest incurred (1)	18,416	151
Leasing paid	(35,114)	(155)
Interest in leasing contracts paid	1,582	(6)
Disposals (contracts terminated)	(2,045)	-
Remeasurement (2)	54,881	-
Balances on June 30, 2023	**416,073**	**2,416**
Current liabilities	**75,495**	**301**
Non-current liabilities	**340,578**	**2,115**

(1) Financial expenses recognized in the Statement of income are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$969 and R$11 in the period from January to June of 2023 (R$899 and R$10in the same period of 2022), for the consolidated and parent company financial statements, respectively.
(2) The Company and its subsidiaries identified events that give rise to restatement and modifications of their principal contracts; the leasing liability was remeasured with an adjustment to the asset of Right of Use.

Additions and settled in leases are non-cash transactions, and therefore are not reflected in the Statements of Cash Flows.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Consolidated		Parent company	
	Nominal	Adjusted to present value	Nominal	Adjusted to present value
Consideration for the leasing	853,541	416,073	7,224	2,416
Potential PIS/Pasep and Cofins (9.25%)	55,898	19,174	670	223

31
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

For lease liability and right of use measuring and remeasuring, the Company used the technique of discounted cash flow, without considering projected future inflation in the flows to be discounted, as per the prohibition imposed by CPC 06 (R2) / IFRS 16.

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index, annually. Below is an analysis of maturity of lease contracts:

	Consolidated (nominal)	Parent company (nominal)
2023	39,922	161
2024	86,225	322
2025	76,163	322
2026	76,021	322
2027	64,021	322
2028 to 2048	511,189	5,795
Undiscounted values	**853,541**	**7,244**
Embedded interest	(437,468)	(4,828)
Lease liabilities	**416,073**	**2,416**

18. SUPPLIERS

	Consolidated		Parent company	
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Energy purchased for resale	1,055,249	1,162,009	212,110	151,715
Energy on spot market - CCEE	159,971	110,075	-	-
Charges for use of energy network	214,923	206,759	95	95
Itaipu Binacional	221,868	273,618	-	-
Gas purchased for resale	203,463	277,750	-	-
Materials and services	637,497	801,838	739	546
	2,492,971	**2,832,049**	**212,944**	**152,356**

19. TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	Consolidated		Parent company	
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Current				
ICMS	148,826	107,523	16,185	15,318
Cofins (1)	177,551	199,179	32,830	28,128
PIS/Pasep (1)	38,359	43,214	7,249	6,084
INSS	47,518	43,870	2,263	2,011
Others (2)	131,316	150,360	40,336	88,062
	543,570	**544,146**	**98,863**	**139,603**
Non-current				
Cofins (1)	303,693	304,057	-	-
PIS/Pasep (1)	65,993	66,111	-	-
	369,686	**370,168**	-	-
	913,256	**914,314**	**98,863**	**139,603**
Amounts to be refunded to customers				
Current				
PIS/Pasep and Cofins	1,164,003	1,154,798	-	-
ICMS (3)	340,800	340,800	-	-
Non-current				
PIS/Pasep and Cofins	607,684	1,808,074	-	-
	2,112,487	**3,303,672**	-	-

(1) PIS/Pasep and Cofins recorded in current liabilities include the deferral on the financial remuneration of the contract asset and on the construction and improvement revenues linked to the transmission contracts. For more information, see note 13.
(2) The June 30, 2023 balance includes income tax withholdings on interest on equity declared on June 20, 2023, the collection of which occurred in July 2023, in accordance with tax legislation.
(3) On June 23, 2022 Complementary Law no. 194 was enacted, with immediate effectiveness, which changed the National Tax Code (CTN) and Complementary Law no. 87/96 (Kandir Law), classifying electric energy, among other goods, as essential, prohibiting the establishment of ICMS rates for transactions with these goods at a higher level than for transactions in general, and applying the non-levy of this tax on transmission and distribution services and sectorial charges related to electric energy transactions.

The amounts of PIS/Pasep and Cofins taxes to be refunded to customers refer to the credits to be received by the Cemig D following the extinction of the ICMS value added tax within the

32
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

taxable amount for calculation of those taxes, in amount of R$2,112,487. Until June 30, 2023 a total of R$5,200,878, has been reimbursed to clients (R$3,943,371 until December 31, 2022).

As a result of the analysis by the Brazilian tax authority (*'Receita Federal'*), for the purpose of auditing and confirming the amount of the tax credit to which Cemig D was entitled, the credit was reduced by R$ 66,681, of which amount R$23,223 corresponds to the original credit. This reduction was posted in both Assets and Liabilities, and resulted in the equivalent reduction in the amount to be repaid to consumers.

The subsidiary Gasmig recognized the liability corresponding to the amounts to be refunded to its customers, based on 10 years period, in the updated amount of R$170,235. The criteria for restitution to consumers of credits of PIS, Pasep and Cofins taxes are still the subject of discussions with the Minas Gerais State Department of Development.

20. LOANS AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	Consolidated			
				Jun. 30, 2023			Dec. 31, 2022
				Current	Non current	Total	Total
FOREIGN CURRENCY							
Eurobonds (1)	2024	9.25%	U$$	27,537	3,643,845	3,671,382	3,974,971
(-)Transaction costs				-	(3,242)	(3,242)	(5,743)
(±) Interest paid in advance (2)				-	(5,377)	(5,377)	(9,423)
Debt in foreign currency				27,537	3,635,226	3,662,763	3,959,805
BRAZILIAN CURRENCY							
Eletrobrás (3)	2023	UFIR + 6.00% a 8.00%	R$	765	-	765	2,380
Debt in Brazilian currency				765	-	765	2,380
Total of loans and financings				28,302	3,635,226	3,663,528	3,962,185
Debentures - 3th Issue - 3rd Series (3)(4)	2025	IPCA + 5.10%	R$	310,181	299,330	609,511	911,878
Debentures - 7th Issue - 1st Series (3)(4)	2024	CDI + 0.45%	R$	543,131	-	543,131	814,697
Debentures - 7th Issue - 2nd Series (3)(4)	2026	IPCA + 4.10%	R$	3,360	1,913,904	1,917,264	1,864,547
Debentures - 8th Issue - 1st Series (3)(4)	2027	CDI + 1.35%	R$	3,095	500,000	503,095	503,095
Debentures - 8th Issue - 2nd Series (3)(4)	2029	IPCA + 6.10%	R$	1,462	520,292	521,754	507,408
Debentures - 9th Issue - Single Series (4)	2026	CDI + 2.05%	R$	20,102	2,000,000	2,020,102	-
Debentures - 7th Issue- Single Series (5)	2023	CDI + 1.50%	R$	20,023	-	20,023	20,023
Debentures - 8th Issue- Single Series (5)	2031	IPCA + 5.27%	R$	19,795	1,057,526	1,077,321	1,043,943
Debentures - 9th Issue - 1st Series (1)	2027	CDI + 1.33%	R$	4,327	700,000	704,327	703,185
Debentures - 9th Issue - 2nd Series (1)	2029	IPCA + 7.63%	R$	996	310,034	311,030	302,216
(-) Discount on the issuance of debentures (6)				-	(10,386)	(10,386)	(12,048)
(-) Transaction costs				(3,024)	(46,630)	(49,654)	(41,631)
Total, debentures				923,448	7,244,070	8,167,518	6,617,313
Total				951,750	10,879,296	11,831,046	10,579,498

(1) Cemig Geração e Transmissão;
(2) Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract;
(3) Debentures issued by Cemig Distribuição;
(4) Simple debentures, not convertible into shares, registered and book-entry, and there are no renegotiation clauses;
(5) Gasmig; The proceeds from the 8th debenture issue, concluded by Gasmig on September 10, 2020, in the amount of R$850,000, were used to redeem the Promissory Notes issued on September 26, 2019, with maturity at 12 months, whose proceeds were used in their entirety for payment of the concession grant fee for the gas distribution concession contract;
(6) Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

33
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

Debenture issue

On June 6, 2023, Cemig D concluded the procedures for financial settlement of its 9th issue of unsecured non-convertible debentures, with surety guarantee, in a single series, for public distribution under the automatic distribution regime, in accordance with the CVM regulations.

Two million debentures were issued, for a total value of two billion Reais, with remuneration at the CDI rate +2.05%, and maturity in 3 years. The nominal unit value of the debentures will be paid in two equal installments: 50% of the balance on May 15, 2025, and the remaining balance on May 15, 2026, the principal maturity date. The proceeds will be used to replenish the cash position of Cemig D, including financing its operations and investment program.

Financing source R$ '000	Issue date	Principal maturity	Financial cost	Amount
Brazilian currency				
Debentures – 9th Issue, Single series	June 2023	2026	CDI + 2.05%	2,000,000
(–) Transaction costs				(11,689)
Total raised				1,988,311

Fitch Ratings has allocated a credit risk rating of AA+(bra) to this issue.

Guarantees

The guarantees of the debt Balance at loans and financing, on June 30, 2023, were as follows:

	Jun. 30, 2023
Promissory notes and Sureties	4,272,090
Guarantee and Receivables	2,446,630
Receivables	4,032,621
Shares	765
Unsecured	1,078,940
TOTAL	11,831,046

The composition of loans and debentures, by currency and index, with the respective amortization, is as follows:

Consolidated	2023	2024	2025	2026	2027	2028 onwards	Total
Currency							
US dollar (1)	27,537	3,643,845	-	-	-	-	3,671,382
Total, currency denominated	27,537	3,643,845	-	-	-	-	3,671,382
Index							
IPCA (2)	36,464	411,303	1,374,475	1,081,368	130,636	1,402,634	4,436,880
UFIR/RGR (3)	765	-	-	-	-	-	765
CDI (4)	320,679	269,999	1,233,334	1,233,333	733,333	-	3,790,678
Total by index	357,908	681,302	2,607,809	2,314,701	863,969	1,402,634	8,228,323
(-)Transaction costs	(2,639)	(6,421)	(9,842)	(9,922)	(4,147)	(19,925)	(52,896)
(±)Interest paid in advance	-	(5,377)	-	-	-	-	(5,377)
(-) Discount	-	-	(5,032)	(5,032)	-	(322)	(10,386)
Overall total	382,806	4,313,349	2,592,935	2,299,747	859,822	1,382,387	11,831,046

(1) Cemig GT uses derivative financial instruments for protection against risks arising from exchange rate variation. More details in note 29.
(2) Expanded National Customer Price (IPCA) Index.
(3) Fiscal Reference Unit (Ufir / RGR).
(4) CDI: Interbank Rate for Certificates of Deposit.

34

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

The US dollar and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in first half of 2023 (%)	Accumulated change in first half of 2022 (%)	Indexer	Accumulated change in first half of 2023 (%)	Accumulated change in first half of 2022 (%)
US dollar	(7.64)	(6.14)	IPCA	2.87	5.49
			CDI	6.44	5.36
			TJLP	1.11	28.20

Currency	Accumulated change in second quarter of 2023 (%)	Accumulated change in second quarter of 2022 (%)	Indexer	Accumulated change in second quarter of 2023 (%)	Accumulated change in second quarter of 2022 (%)
US dollar	(5.14)	10.56	IPCA	0.76	2.22
			CDI	3.09	2.86
			TJLP	(1.22)	12.17

The changes in Loans and debentures are as follows:

	Consolidated
Balances on December 31, 2022	**10,579,498**
Loans obtained	2,000,000
Transaction costs	(11,689)
Loans obtained net	**1,988,311**
Monetary variation	93,543
Exchange Variation	(301,310)
Accrued financial charges	505,580
Amortization of transaction cost	6,198
Financial charges paid	(476,435)
Amortization of financing	(564,339)
Balance at June 30, 2023	**11,831,046**

Borrowing costs, capitalized

The subsidiaries Cemig D and Gasmig considered the costs of loans and financing linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	Jan to Jun/2023	Jan to Jun/2022	Apr to Jun/2023	Apr to Jun/2022
Costs of loans and financing	505,580	478,329	250,830	246,082
Financing costs on intangible assets and contract assets (1)	(29,861)	(18,661)	(17,536)	(10,137)
Net effect in income or loss	475,719	459,668	233,294	235,945

(1) The average capitalization rate p.a. on June 30, 2023 was 12.62% (13.04% on June 30, 2022).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 million (“cross default”).

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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CEMIG

The Company and its subsidiaries have contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required - Issuer	Ratio required Cemig (guarantor)	Compliance required
Eurobonds Cemig GT (1)	Net debt / Ebitda adjusted for the Covenant (3)	The following or less: 2.5	The following or less: 3.0 on/after Dec. 31, 2021	Semi-annual and annual
7th and 8th Debentures Issue Cemig D	Net debt / Ebitda adjusted	Less than 3.5	Less than 3.0	Semi-annual and annual
8th Debentures Issue Gasmig Single series (2)	EBITDA/Debt servicing Net debt/EBITDA	1.3 or more 3.0 or less	- -	Annual Annual
9th Debenture Issue CEMIG GT 1st and 2nd Series (3)	Net debt / Adjusted Ebitda	The following or less: 3.5	3.0 from Dec. 31st, 2022 to Jun. 30th, 2026 and, 3.5 from Dec. 31st, 2026 onwards	Semi-annual and annual
9th Debentures Issue Cemig D	Net debt/EBITDA	The following or less: 3.5 on/after Jun. 30, 2023	The following or less: 3.5 on/after Jun. 30, 2023	Semi-annual and annual

(1) Adjusted Ebtida corresponds to earnings before interest, income taxes and social contribution on net income, depreciation and amortization, calculated in accordance with CVM Resolution 156, dated June 23, 2022, from which non-operating income, any credits and non-cash gains that increase net income are subtracted, to the extent that they are non-recurring, and any cash payments made on a consolidated basis during such period in respect of non-cash charges that were added back in the determination of Ebtida in any prior period, and increased by non-cash expenses and non-cash charges, to the extent that they are non-recurring.

(2) Non-compliance with financial covenants implies non-automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment upon receipt of the notification.

(3) Non-compliance with financial covenants implies early maturity resulting in the immediate enforceability of payment by CEMIG GT of the Unit Nominal Value or Updated Unit Nominal Value of the Debentures, as the case may be, plus remuneration, in addition to the other charges due, regardless of judicial or extrajudicial notice, notification or interpellation.

Management monitors these indexes, so that the conditions are satisfied.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company's exposure to interest rate risks, are disclosed in Note 29.

21. REGULATORY CHARGES

	Consolidated	
	Jun. 30, 2023	Dec. 31, 2022
Liabilities		
Global Reversion Reserve (RGR)	27,888	28,245
Energy Development Account (CDE)	136,408	127,370
Regulator inspection fee - ANEEL	3,017	2,890
Energy Efficiency Program	199,322	220,802
Research and development (R&D)	148,378	125,864
Energy System Expansion Research	5,270	4,049
National Scientific and Technological Development Fund	10,556	8,114
Proinfa - Alternative Energy Program	11,165	10,291
Royalties for use of water resources	8,707	10,424
Emergency capacity charge	26,325	26,325
Customer charges - Tariff flags	16	16
CDE on R&D	3,309	2,551
CDE on EEP	1,769	4,041
Others	4,622	4,625
	586,752	**575,607**
Current liabilities	**540,623**	**510,247**
Non-current liabilities	**46,129**	**65,360**

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CEMIG

22. POST-EMPLOYMENT OBLIGATIONS

Changes in net liabilities

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Net liabilities on December 31, 2022	2,317,621	3,313,138	61,226	5,691,985
Expense recognized in Statement of income	136,059	192,628	3,585	332,272
Past service cost	-	(55,489)	(1,473)	(56,962)
Contributions paid	(145,527)	(100,832)	(1,917)	(248,276)
Actuarial losses (gains)	-	(60,274)	(934)	(61,208)
Net liabilities on June 30, 2023	2,308,153	3,289,171	60,487	5,657,811
			Jun. 30, 2023	Dec. 31, 2022
Current liabilities			408,023	388,447
Non-current liabilities			5,249,788	5,303,538

Parent Company	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Net liabilities on December 31, 2022	459,146	206,722	4,673	670,541
Expense recognized in Statement of income	26,950	11,707	265	38,922
Past service cost	-	(2,075)	(74)	(2,149)
Contributions paid	(7,160)	(5,650)	(113)	(12,923)
Actuarial losses (gains)	-	(4,295)	(92)	(4,387)
Net liabilities on June 30, 2023	478,936	206,409	4,659	690,004
			Jun. 30, 2023	Dec. 31, 2022
Passivo circulante			30,093	29,166
Passivo não circulante			659,911	641,375

Amounts recorded as current liabilities refer to contributions to be made by the Company in the next 12 months, for the amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, totaling R$260,878 in the period from January to June of 2023 (R$306,353 in the same period of 2022), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$14,431 in the period from January to June of 2023 (R$30,273 in the same period of 2022).

Health Plan and Dental Plan

As from December 2022, Cemig Saúde offered all active employees of Cemig an alternative, new, health plan, called the Premium Plan, in substitution of the Integrated Health Plan (PSI) that was in effect up to that date. The Premium Plan is financed entirely by the Company. In counterpart to the Company bearing the entire cost, those employees who accept the new plan will no longer receive the contribution from Cemig for payment for the health plan in their retirement. This was available to employees up to January 31, 2023, and migration of some of the employees to the Premium Plan reduced the number of employees covered by the PSI.

In light of CPC 33 (R1) this situation constitutes a curtailment event, requiring the Company to remeasure its post-employment liabilities for the base date March 31, 2023. The effects of the curtailment have been recognized in the income statement as a cost of past service, in the amounts of R$55,489 for the health plan and R$1,473 for the dental plan.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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CEMIG

The curtailment event that was recognized for the quarter affected the actuarial assumptions, in that it altered the discount rates applicable to the plans. Since the new discount rate was higher, there was a reduction of the liability, and as a result an actuarial gain of R$60,274 for the health plan, and R$934 for the dental plan.

Debt with the pension fund (Forluz)

On June 30, 2023, the Company and its subsidiaries have recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$176,137 (R$251,401 on December 31, 2022). This amount has been recognized as an obligation payable by Cemig and its subsidiaries, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the 'Price' table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute - IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the statement of income.

Agreement to cover the deficit on Forluz Pension Plan 'A'

Forluz and the sponsors Cemig, Cemig GT and Cemig D have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 and 2017. On June 30, 2023 the total amount payable by Cemig and its subsidiaries as a result of the Plan A deficits was R$542,106 (R$545,196 on December 31, 2022 referring to the Plan A deficits of 2015, 2016 and 2017).

The monthly amortizations, calculated by the constant installments system (Price Table), will be paid up to 2031 for the 2015 and 2016 deficits, in the amount of R$358,716, and up to 2033 for the 2017 deficit, in the amount of R$183,390. Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, the Company will not be required to pay the remaining installments and the contract will be extinguished.

Deposits on consignment to Forluz

In accordance with the specific legislation, Forluz submitted a proposal to Cemig for signature of new Debt Assumption Agreements between Forluz and the sponsors Cemig, Cemig GT and Cemig D, in accordance with a plan for coverage of the deficits of Plan A of Forluz found in 2019, 2020 and 2021. For resolution of the deficit, if the plan reaches actuarial balance before the full period of amortization of the contract, the Company is dispensed from payment of the remaining installments and the contract is extinguished.

Recognizing the legal obligation in relation to the deficit of Plan A, corresponding to 50% of the minimum amount, and obeying the contribution parity rule, the Company made payments into a court escrow account at the official bank, which remain at the disposal of Forluz to be redeemed at any moment. The deposits are made monthly in the amount of 50% of the installment of each one of the Deficit Resolution Agreements relating to 2019, 2020 and 2021, as follows:

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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CEMIG

	Resolution of the 2019 deficit	Resolution of the 2020 deficit	Resolution of the 2021 deficit
Start of escrow payments	Maio de 2021	Abril de 2022	In process
Total amount requested by Forluz	R$160,425	R$251,644	R$669,711
Amount based on contribution parity	R$80,213	R$125,822	R$334,856
Number of installments	166	158	159
Remuneratory interest	IPCA + 6%	IPCA + 6%	IPCA + 6%
Balance deposited on June 30, 2023	R$21,733	R$18,312	R$5,760

In relation to the Resolution of Deficit of 2019, due to the Debt Assumption Agreement not being signed for coverage of the minimum amount proposed in the plan for solution of the actuarial deficit of Plan A for 2019, and due to the refusal of the consignment payments made by the Company, Forluz filed a legal action, on April 27, 2021, against the sponsors Cemig, Cemig GT and Cemig D, applying for approval and confirmation of the request to ensure compliance with the contracting of the debt for coverage of the deficit of Plan A, in the amount of R$160,425, in consolidated.

In 2022 the first instance of the Employment Law Appeal Court of Minas Gerais gave a decision in favor of Forluz, and against the Company's requests - but in this dispute appeal lies to hire instances. As a result the Company, based on the assessments of its specialists, has opted to maintain its assessment of the chances of loss in the action as 'possible'.

23. PROVISIONS

Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Company and its subsidiaries recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company's management and its legal advisors, the chances of loss are assessed as 'probable' (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated				
	Dec. 31, 2022	Additions	Reversals	Settled	Jun. 30, 2023
Labor	414,809	58,453	(8,357)	(48,036)	416,869
Civil					
Customer relations	41,208	33,939	(7,365)	(23,618)	44,164
Other civil actions	36,296	13,481	(8)	(6,169)	43,600
	77,504	**47,420**	**(7,373)**	**(29,787)**	**87,764**
Tax	1,474,690	72,377	-	(93)	1,546,974
Regulatory	47,493	5,324	(20)	(3,289)	49,508
Others	14,525	22,109	(11,670)	(14,839)	10,125
Total	**2,029,021**	**205,683**	**(27,420)**	**(96,044)**	**2,111,240**

	Parent company				
	Dec. 31, 2022	Additions	Reversals	Settled	Jun. 30, 2023
Labor	40,743	11,198	(141)	(11,198)	40,602
Civil					
Customer relations	4,527	165	(1,772)	(165)	2,755
Other civil actions	3,609	634	(8)	(634)	3,601
	8,136	**799**	**(1,780)**	**(799)**	**6,356**
Tax	221,494	11,587	-	(24)	233,057
Regulatory	8,462	571	-	-	9,033
Others	306	608	-	(579)	335
Total	**279,141**	**24,763**	**(1,921)**	**(12,600)**	**289,383**

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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Additionally, there are lawsuits whose expected loss is considered possible, since the Company's and its subsidiaries' legal advisors assessed them as having a possible chance of success, and no provision was recorded, as follows:

Possible losses				
	Consolidated		Parent company	
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Labor	1,352,040	1,198,657	137,231	118,024
Civil				
Customer relations	259,519	230,919	8,379	8,839
Other civil actions	570,328	537,197	37,545	35,989
	829,847	**768,116**	**45,924**	**44,828**
Tax	2,562,900	2,149,475	579,436	470,980
Regulatory	3,461,158	2,976,485	1,516,485	1,432,717
Others	1,646,267	1,361,004	28,336	10,441
Total	**9,852,212**	**8,453,737**	**2,307,412**	**2,076,990**

The Company and its subsidiaries' management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this financial statements in relation to the the timing of any cash outflows, or any possibility of reimbursements.

The Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company and its subsidiaries' result of operations or financial position.

The main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (*Imposto sobre a Propriedade Territorial Urbana*, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (*Programa de Integração Social*, or PIS); the Contribution to Finance Social Security (*Contribuição para o Financiamento da Seguridade Social*, or Cofins); Corporate Income tax (*Imposto de Renda Pessoa Jurídica*, or IRPJ); the Social Contribution (*Contribuição Social sobre o Lucro Líquido*, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$301,201 (R$276,265 at December 31, 2022), of which R$22,209 (R$22,664 at December 31, 2022) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company and its subsidiaries are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$186,785 (R$94,324 at December 31, 2022). Of this total, R$3,340 has been recognized (R$3,525 at December 31, 2022) - this being the amount estimated as probably necessary for settlement of these disputes. The Company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases, which is the main fact that led to the reduction of the contingency amount.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
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CEMIG

Social Security contributions on income sharing payments

The Brazilian tax authority (*Receita Federal*) has filed administrative and court proceedings against the Company, relating to social security contributions on the payment of income sharing to its employees over the period 1999 to 2016, alleging that the Company did not comply with the requirements of Law 10.101/2000 on the argument that it did not previously establish clear and objective rules for the distribution of these amounts. In August 2019, the Regional Federal Court of the First Region published a decision against the Company on this issue. As a result the Company, based on the opinion of its legal advisers, reassessed the probability of loss from 'possible' to 'probable' for some portions paid as income-sharing amounts, maintaining the classification of the chance of loss as 'possible' for the other portions, since it believes that it has arguments on the merit for defense and/or because it believes that the amounts questioned are already within the period of limitation.

The amount of the contingencies is approximately R$1,718,127 (R$1,639,980 on December 31, 2022), of which R$1,381,180 has been provisioned (R$1,311,148 on December 31, 2022), this being the estimate of the probable amount of funds to settle these disputes.

Indemnity of employees' future benefit (the 'Anuênio')

In 2006 the Company paid an indemnity to its employees, totaling R$177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company did not pay income tax nor Social Security contributions in relation to these amounts because it believed that amounts paid as indemnity are not taxable. However, given the possibility of dispute and to avoid risk of future penalty payments, the Company and its subsidiaries filed legal actions for recognition of the right of non-taxation on these Anuênio payments, making separate submissions and argument in relation to (a) income tax and (b) the social security contribution, in the aggregate historic amount of R$121,834, which is considered sufficient for payment of the lawsuit.

In the action relating to applicability of the social security contribution, a court judgment was given that impedes consideration of an appeal to the Federal Supreme Court - thus consideration by the Higher Appeal Court remains. Additionally, in October 2022, a judgment was published refusing to recognize the Special Appeal filed by the Company, reducing the chances of success in the action. As a result the assessment of the chances of loss in this action were altered from 'possible' to 'probable', and a provision made for the amount deposited in escrow. The chances of loss in the action relating to applicability of income tax on the amounts of the *anuênios*, due to its current phase of procedure, have been maintained as 'possible'. The amount of the contingency is approximately R$311,823 (R$305,427 on December 31, 2022), of which R$138,984 (R$136,131 on December 31, 2022) has been provisioned.

Lack of approval to offsett tax credit

The federal tax authority did not approve the Company's offset, in corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes - IRPJ, CSLL, PIS/Pasep and Cofins - identified by official tax deposit receipts ('DARFs' and 'DCTFs'). The Company and its subsidiaries

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

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are contesting the lack of approval of the amounts offseted. The amount of the contingency is R$170,937 (R$164,014 on December 31, 2022), of which R$1,260 (R$1,221 at December 31, 2022), has been provisioned, since the relevant requirements of the National Tax Code (CTN) have been complied with. The probability of loss related to the amount not provisioned has been assessed as 'possible'.

Social Security contributions

The Brazilian federal tax authority (*Secretaria da Receita Federal*) has filed administrative proceedings related to various matters: employee income sharing; the Workers' Food Program (*Programa de Alimentação do Trabalhador*, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers' support programs) and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$140,800 (R$124,621 on December 31, 2022). Management has classified the chance of loss as 'possible', also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (*Imposto de Renda Retido na Fonte*, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13,03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$264,942 (R$255,792 on December 31, 2022), and the loss has been assessed as 'possible'.

The social contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company and its subsidiaries for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the social contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$552,262 (R$517,199 on December 31, 2022), and the probability of loss has been assessed as 'possible'.

ICMS (local state value added tax)

From December 2019 to March 2022, the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$357,435, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 1, 2014 to September 30, 2021, alleging a divergence between the form of calculation

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
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CEMIG

used by Gasmig and the opinion of that tax authority. The claims comprises principal amount of R$124,478, penalty payments of R$200,546 and interest of R$32,411.

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, Management and Company's legal advisors, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is 'remote', In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered 'possible'. On June 30, 2023 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$202,621 (R$182,058 on December 31, 2022). In July 2021, Gasmig filed a lawsuit for annulment of a tax debit, against the State of Minas Gerais, and this proceeding suspended the tax claim referred to above.

Interest on Equity

The Company filed an application for mandamus, with interim relief, requesting the right to deduct, from the basis of calculation of corporate income tax and Social Contribution tax, the expense relating to payment of Interest on Equity in 4Q20 calculated on the basis of prior periods (the first and second quarters of 2020), and for cancellation of the demand for new supposed credits of corporate income tax and the Social Contribution relating to the amount that was not paid as a result of the deduction of the said financial expense, with application of fines. The amount of the contingencies in this case is approximately R$70,400 (R$66,693 on December 31, 2022). The Company has evaluated the tax treatments adopted, which are susceptible to dispute by the tax authorities, and concluded that it is more likely than not that the tax authority will accept the Company's conclusions.

Reversal of credits in calculation of PIS/ Pasep and Cofins taxes

The Brazilian tax authority issued, in August 2021, two infringement notices relating to calculation of the PIS/Pasep and Cofins taxes, from August 2016 to December 2017, alleging insufficiency of payment of these contributions due to supposed undue credits deduction of the expenses on the Proinfa charge, and absence of reversal of the credits related to non-technical losses. The Company is contesting these infringement notices. The amount of the contingency is R$189,974 (R$179,848 on December 31, 2022) and the Company has classified the chances of loss as 'possible', due to the scarcity of case law on the subject.

Labor claims

Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

43

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

The aggregate amount of the contingency is approximately R$1,768,908 (R$1,613,466 at December 31, 2022), of which R$416,869 (R$414,809 at December 31, 2022) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

Customers claims

The Company and its subsidiaries are involved in various civil actions relating to indemnity for personal injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$303,683 (R$272,127 at December 31, 2022), of which R$44,164 (R$41,208 at December 31, 2022) has been recorded - this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

The Company and its subsidiaries are involved in various civil actions claiming indemnity for personal and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$613,928 (R$573,493 on December 31, 2022), of which R$43,600 (R$36,296 at December 31, 2022) has been recorded - the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government's economic stabilization plan referred to as the 'Cruzado Plan', in 1986. The aggregate amount of the contingency is approximately R$703,285 (R$484,034 on December 31, 2022), of which R$49,508 (R$47,493 at December 31, 2022) has been recorded as provision - the amount estimated as probably necessary for settlement of these disputes.

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of energy for public illumination, funded by the Public Lighting Contribution (*Contribuição para Iluminação Pública*, or CIP).

The Company and its subsidiaries believes it has arguments of merit for defense in these claims, including a partial favorable decision. As a result it has not constituted a provision for this action, the amount of which is estimated at R$1,529,641 (R$1,432,813 at December 31, 2022). The Company has assessed the probability of loss in this action as 'possible', due to the Customer

44

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Defense Code (*Código de Defesa do Consumidor*, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of energy sale transactions in the Power Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (*Mercado Atacadista de Energia*, or MAE) (predecessor of the present Power Exchange Chamber - *Câmara de Comercialização de Energia Elétrica*, or CCEE), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the grantor (Aneel), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering the grantor (Aneel) Dispatch 288 of 2002.

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$549,333 (R$506,742 on December 31, 2022). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (*Tribunal Regional Federal*, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE, Cemig GT has classified the chance of loss as 'possible', since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

Exclusion of customers classified as low-income

The Federal Public Attorneys' Office filed a class action against the Company and the grantor (Aneel), to avoid exclusion of customers from classification in the *Low-income residential tariff* sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the grantor (Aneel) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$525,747 (R$483,294 on December 31, 2022), Cemig D has classified the chances of loss as 'possible' due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys' Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the *Capim Branco* hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Cemig GT, based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as 'possible'. The estimated value of the contingency is R$144,865 (R$136,795 on December 31, 2022).

45

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Other legal actions in the normal course of business

Energy billing dispute

During 2022, one of the Company's clients filed an arbitration proceeding requesting changes in contractual clauses and questioning the incidence of certain taxes on its electricity bills. In September 2022, the Company was duly notified of the court decision that granted the injunction request, which determined that the Company should start billing the energy supply contract according to the request. After the arbitration procedure was initiated and the parties were heard, in January 2023, the Court revoked the previous decision and determined the reestablishment of the contractual billing system, as well as the payment of the unbilled amounts due to the injunction initially granted in favor of this customer.

The arbitration proceeding is still in progress, in which this client is questioning the points informed above. If the arbitration decision grants the client's request, the Company will have to refund the difference between the contracted amounts and the adjustments demanded, which amounted to R$202,660 on June 30, 2023. Management, based on the opinion of its legal advisors, classified the probability of loss as possible.

Breach of contract - Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. In October 2022, the judge authorized the opposing party to withdraw the amount deposited of R$37,792, converting it into payment of the conviction. In February 2023, the payment of R$7,272 was made, referring to the residual issues of the process, and the discussion was closed.

'Luz Para Todos' Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the *'Luz Para Todos'*. The estimated amount of the contingency is approximately R$500,169 (R$470,248 on December 31, 2022). Of this total, R$150 (R$141 on December 31, 2022) has been provisioned the amount estimated as probably necessary for settlement of these disputes.

Contractual imbalance

Cemig D is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$238,154 (R$223,395 on December 31, 2022). Cemig D has classified the chance of loss as 'possible', after analysis of the case law on this subject.

46
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

Renova: Application to override corporate identity

A receivables investment fund filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica - IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary Cemig GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$114,690 (R$102,760 on December 31, 2022). The probability of loss has been assessed as 'possible'.

Clearance of residential occupation under high-voltage lines

The class action brought by the Public Attorneys of Minas Gerais State requests that the Company remove and resettle the inhabitants currently living within the limits of the safety zone of the high-voltage lines in the region. The amount of the contingent liability in dispute has been estimated at R$98,348 on June 30, 2023.

Other legal proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$560,167 (R$433,911 at December 31, 2022), of which R$9,976 (R$5,912 at December 31, 2022), the amount estimated as probably necessary for settlement of these disputes.

24. EQUITY AND REMUNERATION TO SHAREHOLDERS

a) Share capital

On June 30, 2023 and December 31, 2022 the Company's issued and share capital is R$11,006,853 represented by 735,847,624 common shares and 1,465,523,064 preferred shares, both of them with nominal value of R$5.00.

b) Earnings per share

The number of shares included in the calculation of basic and diluted earnings, is described in the table below:

	Number of shares	
	Jan to Jun, 2023	Jan to Jun, 2022
Common shares already paid up	735,847,624	735,847,624
Shares in treasury	(102)	(102)
Total common shares	**735,847,522**	**735,847,522**
Preferred shares already paid up	1,465,523,064	1,465,523,064
Shares in treasury	(846,062)	(846,062)
Total preferred shares	**1,464,677,002**	**1,464,677,002**
Total	**2,200,524,524**	**2,200,524,524**

47

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

Basic and diluted earnings per share

The calculation of basic and diluted earnings per share is as follows:

	Jan to Jun, 2023	Jan to Mar, 2022
Total earnings (A)	2,642,221	1,504,709
Total shares (B)	2,200,524,524	2,200,524,524
Basic and diluted earnings per common share (A/B) (R$)	**1.20**	**0.68**

c) Remuneration to shareholders

The Company's Executive Board decided to declare Interest on Equity, as follows:

(i) On March 22, 2023, in the amount of R$424,226, payable to shareholders whose names are on the Company's Nominal Share Register on March 27, 2023, with retention of income tax amount to R$40,498;

(ii) On June 20, 2023, in the amount of R$426,698, payable to shareholders whose names are on the Company's Nominal Share Register on June 23, 2023, with retention of income tax amount to R$39,908.

The amount of income tax withheld at source, by obligation of the tax legislation, is not considered when the Interest on Equity are attributed to the mandatory dividend and is calculated at the rate of 15%, in the cases where this tax is levied, under the terms of the current legislation.

25. REVENUE

	Consolidated		Parent company	
	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
Revenue from supply of energy (a)	14,623,983	16,148,608	1,739,069	818,393
Revenue from use of the electricity distribution systems (TUSD)	2,098,765	1,772,420	-	-
CVA and Other financial components (b)	(143,809)	(972,040)	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers-realization (1)	1,257,507	935,491	-	-
Transmission revenue				
Transmission operation and maintenance revenue	183,504	210,272	-	-
Transmission construction revenue	109,205	169,268	-	-
Interest revenue arising from the financing component in the transmission contract asset (Note 13)	284,739	396,508	-	-
Generation indemnity revenue (note 12.1)	45,945	-	-	-
Distribution construction revenue	1,592,270	1,136,536	-	-
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	77,575	38,762	-	-
Revenue on financial updating of the Concession Grant Fee	229,603	292,863	-	-
Transactions in energy on the CCEE	43,365	(1,781)	11,722	9,048
Mechanism for the sale of surplus	(3,766)	205,849	-	-
Supply of gas	2,197,133	2,069,435	-	-
Fine for violation of service continuity indicator	(71,379)	(51,199)	-	-
Other operating revenues (c)	1,091,090	1,285,074	28,585	208
Deductions on revenue (d)	(6,149,276)	(7,575,238)	(242,862)	(112,801)
Net operating revenue	**17,466,454**	**16,060,828**	**1,536,514**	**714,848**

(1) For more information, see Note 19.

48

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Consolidated		Parent company	
	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022
Revenue from supply of energy (a)	7,528,639	7,844,552	922,312	503,944
Revenue from use of the electricity distribution systems (TUSD)	1,118,367	912,976	-	-
CVA and Other financial components (b)	(164,649)	(271,933)	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers-realization (1)	561,518	498,773	-	-
Transmission revenue				
Transmission operation and maintenance revenue	95,764	126,485	-	-
Transmission construction revenue	69,802	100,873	-	-
Interest revenue arising from the financing component in the transmission contract asset	107,485	204,563	-	-
Generation indemnity revenue	23,469	-	-	-
Distribution construction revenue	915,822	695,971	-	-
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	46,731	19,030	-	-
Revenue on financial updating of the Concession Grant Fee	94,837	161,268	-	-
Transactions in energy on the CCEE	14,002	16,889	4,924	(1,390)
Mechanism for the sale of surplus	-	66,855	-	-
Supply of gas	1,073,563	1,113,427	-	-
Fine for violation of service continuity indicator	(32,910)	(19,305)	-	-
Other operating revenues (c)	599,075	783,716	3,679	99
Deductions on revenue	(3,231,998)	(4,040,760)	(123,593)	(74,360)
Net operating revenue	**8,819,517**	**8,213,380**	**807,322**	**428,293**

a) Revenue from energy supply

	Consolidated				Parent Company			
	MWh (1)		R$		MWh (1)		R$	
	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
Residential	5,929,031	5,609,896	4,926,448	5,839,836	-	-	-	-
Industrial	8,903,146	8,756,295	2,915,087	2,913,667	2,621,294	553,491	674,584	121,480
Commercial, services and others	4,767,564	4,583,810	3,100,401	3,398,983	586,748	132,933	150,167	38,844
Rural	1,331,633	1,390,669	931,508	1,031,640	10,570	6,463	2,938	1,865
Public authorities	463,203	427,628	351,417	355,340	-	-	-	-
Public lighting	537,353	570,596	243,342	303,579	-	-	-	-
Public services	524,511	691,906	332,227	467,115	-	-	-	-
Subtotal	**22,456,441**	**22,030,800**	**12,800,430**	**14,310,160**	**3,218,612**	**692,887**	**827,689**	**162,189**
Own consumption	14,915	16,711	-	-	-	-	-	-
Unbilled revenue	-	-	(34,086)	51,047	-	-	84,876	24,548
	22,471,356	**22,047,511**	**12,766,344**	**14,361,207**	**3,218,612**	**692,887**	**912,565**	**186,737**
Wholesale supply to other concession holders (2)	8,175,720	7,593,567	1,934,072	1,751,233	3,183,066	2,105,288	869,156	578,464
Wholesale supply unbilled, net	-	-	(76,433)	36,168	-	-	(42,652)	53,192
Total	**30,647,076**	**29,641,078**	**14,623,983**	**16,148,608**	**6,401,678**	**2,798,175**	**1,739,069**	**818,393**

	Consolidated				Parent Company			
	MWh (1)		R$		MWh (1)		R$	
	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022
Residential	2,944,206	2,768,128	2,531,656	2,724,030	-	-	-	-
Industrial	4,595,472	4,597,875	1,475,346	1,520,467	1,531,475	325,560	390,570	74,011
Commercial, services and others	2,424,104	2,307,390	1,597,321	1,655,806	313,433	63,368	79,890	19,736
Rural	805,325	844,733	538,750	541,861	5,032	3,119	1,406	940
Public authorities	239,549	223,437	186,873	176,026	-	-	-	-
Public lighting	267,837	285,585	126,351	136,207	-	-	-	-
Public services	252,158	351,948	167,976	220,138	-	-	-	-
Subtotal	**11,528,651**	**11,379,096**	**6,624,273**	**6,974,535**	**1,849,940**	**392,047**	**471,866**	**94,687**
Own consumption	7,370	6,857	-	-	-		-	-
Unbilled revenue	-	-	(47,525)	(26,837)	-		36,474	23,443
	11,536,021	**11,385,953**	**6,576,748**	**6,947,698**	**1,849,940**	**392,047**	**508,340**	**118,130**
Wholesale supply to other concession holders (2)	4,136,944	3,847,121	969,884	884,910	1,553,365	1,195,479	419,484	347,991
Wholesale supply unbilled, net	-	-	(17,993)	11,944	-		(5,512)	37,823
Total	**15,672,965**	**15,233,074**	**7,528,639**	**7,844,552**	**3,403,305**	**1,587,526**	**922,312**	**503,944**

(1) Data not audited by external auditors.

(2) Includes a CCEAR (Regulated Market Sales Contract), 'bilateral contracts' with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

49

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

b) Transmission concession revenue

The margin defined for each performance obligation from the transmission concession contract is as follows:

	Jan to Jun, 2023	Jan to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022
Construction and upgrades revenue	109,205	169,268	69,802	100,873
Construction and upgrades costs	(75,251)	(125,886)	(48,418)	(75,190)
Margin	33,954	43,382	21,384	25,683
Mark-up (%)	**45.12%**	**34.46%**	**44.17%**	**34.16%**
Operation and maintenance revenue	183,504	210,272	95,764	126,485
Operation and maintenance cost	(141,428)	(137,387)	(71,749)	(68,833)
Margin	42,076	72,885	24,015	57,652
Mark-up (%)	**29.75%**	**53.05%**	**33.47%**	**83.76%**

c) Other operating revenues

	Consolidated	
	Jan to Jun/2023	Jan to Jun/2022
Charged service	10,120	9,098
Services rendered	39,115	31,205
Low-income subsidy	187,323	150,544
Subsidies (1)	611,931	744,502
Rental and leasing	194,226	321,978
Contractual indemnities	6,152	-
Other	42,223	27,747
Total	**1,091,090**	**1,285,074**

	Consolidated	
	Abr to Jun/2023	Abr to Jun/2022
Charged service	5,003	4,804
Services rendered	18,761	16,186
Low-income subsidy	100,102	78,184
Subsidies (1)	359,162	421,605
Rental and leasing	96,141	258,186
Contractual indemnities	6,152	-
Other	13,754	4,751
Total	**599,075**	**783,716**

(1) This comprises: (i) revenue recognized as a result of the subsidies applying to the tariffs applicable to users of electricity distribution service, in the amounts of: R$503,672 in first half 2023 (R$ 485,093 in first half 2022), and R$ 278,105 in the second quarter of 2023 (R$239,152 in the second quarter of 2022) - these amounts include subsidies for incentive-bearing sources, rural supply, nocturnal irrigation, generation from incentive-bearing sources, and public service; and revenue under the Electricity Offsetting System (Sistema de Compensação de Energia Elétrica - SCEE), governing offsetting for distributed generation, released by Aneel in the 2023 Tariff Review. (ii) revenue from the Tariff Flag system, in the amounts of R$ 36,873 in the first half 2023 (R$ 251,489 in the first half 2022), and R$ 19,351 in 2Q23 (R$ 175,399 in 2Q22), - recognized due to the Company's creditor position in the Flag Tariff Account (CCRBT); (iii)revenue recognized as a result of the subsidies related to the Program to Encourage Voluntary Reduction in Electricity Consumption, in the amount of R$ 13 in 1H23 (vs. reversal of R$ 5,433 in 1H22), and R$ 21 in 2Q23 (R$ 52 in 2Q22); and (iv) revenue of R$ 50,947 in 2Q23, comprising amounts provided by Eletrobras or by its subsidiaries under CNPE Resolution 15/2021, and passed to electricity distribution concession and permission holders.

50

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

d) Deductions on revenue

	Consolidated		Parent Company	
	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
Taxes on revenue				
ICMS (1)	2,242,895	3,640,421	96,439	39,938
Cofins	1,456,681	1,600,260	120,302	59,866
PIS/Pasep	316,253	348,960	26,121	12,997
Others	3,144	2,597	-	-
	4,018,973	5,592,238	242,862	112,801
Charges to the customer				
Global Reversion Reserve (RGR)	6,448	7,374	-	-
Energy Efficiency Program (PEE)	17,514	32,423	-	-
Energy Development Account (CDE)	1,939,060	2,047,758	-	-
Research and Development (R&D)	24,353	17,037	-	-
National Scientific and Technological Development Fund (FNDCT)	34,737	24,240	-	-
Energy System Expansion Research (EPE of MME)	17,369	12,120	-	-
Customer charges - Proinfa alternative sources program	32,871	40,305	-	-
Energy services inspection fee	17,719	15,497	-	-
Royalties for use of water resources	24,317	20,623	-	-
Customer charges - the 'Flag Tariff' system	-	(251,821)	-	-
CDE on R&D	10,384	7,205	-	-
CDE on PEE	5,531	10,239	-	-
	2,130,303	1,983,000	-	-
Total	6,149,276	7,575,238	242,862	112,801

	Consolidated		Parent Company	
	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022
Taxes on revenue				
ICMS (1)	1,290,057	1,768,366	51,495	30,705
Cofins	701,263	936,214	59,235	35,868
PIS/Pasep	156,146	203,952	12,863	7,787
Others	1,767	1,156	-	-
	2,149,233	2,909,688	123,593	74,360
Charges to the customer				
Global Reversion Reserve (RGR)	3,124	3,632	-	-
Energy Efficiency Program (PEE)	8,706	16,204	-	-
Energy Development Account (CDE)	988,642	1,038,461	-	-
Research and Development (R&D)	11,740	8,454	-	-
National Scientific and Technological Development Fund (FNDCT)	16,771	12,029	-	-
Energy System Expansion Research (EPE of MME)	8,386	6,015	-	-
Customer charges - Proinfa alternative sources program	16,963	20,815	-	-
Energy services inspection fee	8,958	7,894	-	-
Royalties for use of water resources	11,693	8,876	-	-
CDE on R&D	5,032	3,575	-	-
CDE on PEE	2,750	5,117	-	-
	1,082,765	1,131,072	-	-
Total	3,231,998	4,040,760	123,593	74,360

(1) On June 23, 2022, Complementary Law 194 came into force with immediate effect, making changes to the National Tax Code (CTN) and to Complementary Law 87/96 (the 'Kandir Law') including: (i) classifying electricity, among other goods, as essential, (ii) prohibiting the setting of rates of ICMS tax for transactions with these goods at a level higher than those of transactions in general, and (iii) removing this tax from electricity transmission and distribution services, and from sector charges linked to electricity operations. In February 2023 judgment was given in Action for Unconstitutionality (Ação Direta de Inconstitucionalidade – ADI) No. 7195, which suspended the effects of Article 3, Sub-item X, of Complementary Law 87/96, as amended by Complementary Law 194/2022, which had excluded transmission and distribution services, and sector charges related to electricity operations, from the calculation base for ICMS tax. Cemig has adjusted its procedures due to this decision.

51
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

26. OPERATING COSTS AND EXPENSES

The operating costs and expenses of the Company and its subsidiaries are as follows:

a) Cost of energy and gas

	Consolidated		Parent company	
	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
Energy purchased for resale				
Supply from Itaipu Binacional	572,886	803,911	-	-
Physical guarantee quota contracts	454,940	436,189	-	-
Quotas for Angra I and II nuclear plants	179,835	178,596	-	-
Spot market	251,339	229,815	15,182	10,977
Proinfa Program	255,789	302,827	-	-
'Bilateral' contracts	252,724	236,746	-	-
Energy acquired in Regulated Market auctions	1,918,018	1,453,702	-	-
Energy acquired in the Free Market (1)	2,491,099	2,533,315	1,041,825	553,164
Distributed generation ('Geração distribuída')	1,110,401	926,230	-	-
PIS/Pasep and Cofins credits	(574,571)	(551,988)	(97,773)	(52,183)
	6,912,460	**6,549,343**	**959,234**	**511,958**
Basic Network Usage Charges				
Transmission charges - Basic Grid	1,537,759	1,563,729	-	-
Distribution charges	28,422	25,090	-	-
PIS/Pasep and Cofins credits	(161,150)	(160,117)	-	-
	1,405,031	**1,428,702**	-	-
Gas purchased for resale	**1,187,245**	**1,255,844**	-	-
Total costs of energy and gas	**9,504,736**	**9,233,889**	**959,234**	**511,958**

	Consolidated		Parent company	
	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022
Energy purchased for resale				
Supply from Itaipu Binacional	310,711	409,856	-	-
Physical guarantee quota contracts	228,692	221,471	-	-
Quotas for Angra I and II nuclear plants	89,918	89,298	-	-
Spot market	141,020	136,051	7,694	11,197
Proinfa Program	127,895	151,413	-	-
'Bilateral' contracts	127,295	126,663	-	-
Energy acquired in Regulated Market auctions	980,749	828,069	-	-
Energy acquired in the Free Market (1)	1,265,440	1,302,375	541,316	290,507
Distributed generation ('Geração distribuída')	491,669	472,641	-	-
PIS/Pasep and Cofins credits	(294,996)	(291,876)	(50,783)	(27,908)
	3,468,393	**3,445,961**	**498,227**	**273,796**
Basic Network Usage Charges				
Transmission charges - Basic Grid	771,005	610,978	-	-
Distribution charges	14,644	13,532	-	-
PIS/Pasep and Cofins credits	(80,799)	(64,340)	-	-
	704,850	**560,170**	-	-
Gas purchased for resale	**572,442**	**692,063**	-	-
Total costs of energy and gas	**4,745,685**	**4,698,194**	**498,227**	**273,796**

(1) The energy acquired in the Free Market by the parent company arises from the contracts transferred by Cemig GT.

b) Infrastructure and construction cost

	Consolidated	
	Jan to Jun, 2023	Jan to Jun, 2022
Personnel and managers	67,514	55,996
Materials	884,950	737,810
Outsourced services	588,890	418,458
Others	126,167	50,158
Total	**1,667,521**	**1,262,422**

52
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Consolidated	
	Apr to Jun, 2023	Apr to Jun, 2022
Personnel and managers	41,691	25,645
Materials	498,454	456,355
Outsourced services	338,388	260,950
Others	85,707	28,210
Total	964,240	771,160

c) Other operating costs and expenses

	Consolidated									
	Operating costs		ECL		General and administrative expenses		Other operating expenses, net		Total Jan to Jun, 2023	Total Jan to Jun, 2022
	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022		
Personnel	498,757	502,093	-	-	157,673	172,121	-	-	656,430	674,214
Employees' and managers' income sharing	-	-	-	-	4,236	3,104	70,536	70,746	74,772	73,850
Post-employment benefits - note 22	-	-	-	-	-	-	260,879	304,765	260,879	304,765
Materials	47,389	36,215	-	-	12,670	17,084	-	-	60,059	53,299
Outsourced services	813,439	651,843	-	-	110,916	121,273	-	-	924,355	773,116
Depreciation and amortization	598,578	534,720	-	-	7,351	37,209	-	-	605,929	571,929
Operating provisions and adjustments for operating losses	155,421	1,530,554	-	-	-	-	90,618	10,081	246,039	1,540,635
Expected credit losses of accounts receivable (1)	-	-	-	-	-	-	45,791	-	45,791	-
Expected credit losses	-	-	29,192	133,458	-	-	-	-	29,192	133,458
Writ-off of financial asset (note 12)	-	-	-	-	-	-	-	171,774	-	171,774
Gains arising from the sale of equity interest (note 14)	-	-	-	-	-	-	(30,487)	(6,644)	(30,487)	(6,644)
Other operation costs and expenses	76,411	57,118	-	-	34,997	7,598	97,176	31,723	208,584	96,439
Total	2,189,995	3,312,543	29,192	133,458	327,843	358,389	534,513	582,445	3,081,543	4,386,835

(1) This refers to recognition of impairment of the plants of Cemig GT that are in the process of sale. More details in Note 31.

(2) The following expenses were recognized in 2023, posted in Other operational expenses: a regulatory fine of R$ 10,660 resulting from an Aneel inspection in 2019 to check the procedures and criteria adopted by the Company in application of the conditions required by regulations established for Micro- and Mini-Distributed Generation; and financial compensation totaling R$ 62,103 for delay in the commercial services arising from alterations in Aneel Normative Resolution 1000 of December 7, 2021.

	Parent Company							
	ECL		General and administrative expenses		Other operating expenses, net		Total Jan to Jun/2023	Total Jan to Jun/2022
	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022		
Personnel	-	-	9,432	9,645	-	-	9,432	9,645
Employees' and managers' income sharing	-	-	4,236	-	1,669	2,513	5,905	2,513
Post-employment benefits - note 22	-	-	-	-	36,063	37,215	36,063	37,215
Materials	-	-	13	32	-	-	13	32
Outsourced services	-	-	7,477	9,272	-	-	7,477	9,272
Depreciation and amortization	-	-	321	733	-	-	321	733
Operating provisions and adjustments for operating losses	-	-	-	-	22,842	16,126	22,842	16,126
Expected credit losses	134	-	-	-	-	-	134	-
Other operation costs and expenses	-	-	1,040	2	563	(3,686)	1,603	(3,684)
Total	134	-	22,519	19,684	61,137	52,168	83,790	71,852

53
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

Consolidated	Operating costs		ECL		General and administrative expenses		Other operating expenses, net		Total Apr to Jun, 2023	Total Apr to Jun, 2022
	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022		
Personnel	239,402	273,827	-	-	81,831	96,820	-	-	321,233	370,647
Employees' and managers' income sharing	-	-	-	-	4,236	3,104	32,409	33,596	36,645	36,700
Post-employment benefits - note 22	-	-	-	-	-	-	157,841	151,285	157,841	151,285
Materials	22,951	20,733	-	-	7,875	12,314	-	-	30,826	33,047
Outsourced services	402,450	327,943	-	-	54,459	65,424	-	-	456,909	393,367
Depreciation and amortization	299,320	269,528	-	-	3,943	18,492	-	-	303,263	288,020
Operating provisions and adjustments for operating losses	86,476	1,454,237	-	-	-	-	46,027	(33,867)	132,503	1,420,370
Impairment	-	-	-	-	-	-	(335)	-	(335)	-
Expected credit losses	-	-	21,266	90,366	-	-	-	-	21,266	90,366
Writ-off of financial asset	-	-	-	-	-	-	-	171,774	-	171,774
Gains arising from the sale of equity interest	-	-	-	-	-	-	-	(6,644)	-	(6,644)
Other operation costs and expenses	39,620	42,025	-	-	16,828	6,487	86,603	17,376	143,051	65,888
Total	**1,090,219**	**2,388,293**	**21,266**	**90,366**	**169,172**	**202,641**	**322,545**	**333,520**	**1,603,202**	**3,014,820**

Parent Company	ECL		General and administrative expenses		Other operating expenses, net		Total Apr to Jun/2023	Total Apr to Jun/2022
	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022		
Personnel	-	-	2,772	2,636	-	-	2,772	2,636
Employees' and managers' income sharing	-	-	4,236	-	(2,332)	(1,243)	1,904	(1,243)
Post-employment benefits - note 22	-	-	-	-	19,058	18,554	19,058	18,554
Materials	-	-	7	26	-	-	7	26
Outsourced services	-	-	3,239	5,839	-	-	3,239	5,839
Depreciation and amortization	-	-	153	338	-	-	153	338
Operating provisions and adjustments for operating losses	-	-	-	-	13,677	1,316	13,677	1,316
Expected credit losses	134	-	-	-	-	-	134	-
Other operation costs and expenses	-	-	-	2	2,567	960	2,567	962
Total	**134**	**-**	**10,407**	**8,841**	**32,970**	**19,587**	**43,511**	**28,428**

27. FINANCE INCOME AND EXPENSES

	Consolidated		Parent company	
	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
FINANCE INCOME				
Income from financial investments	203,977	171,153	19,392	33,512
Interest on sale of energy	148,531	198,228	1,905	222
Foreign exchange variations - Itaipu Binacional	13,111	32,213	-	-
Foreign exchange variations – loans and debentures	301,310	342,500	-	-
Interest	57,527	44,340	151	4,485
Interest - CVA	92,078	111,216	-	-
Interests of escrow deposits	37,776	33,793	8,826	6,730
PIS/Pasep and Cofins charged on finance income (1)	(91,863)	(47,570)	(62,894)	(28,948)
Prepayments rents	1,512	1,449	-	-
Borrowing costs paid by related parties	-	-	15,194	3,024
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	8,769	-	19,748	9,282
Others	52,408	30,189	1,363	2,883
	825,136	**917,511**	**3,685**	**31,190**
FINANCE EXPENSES				
Interest on loans and debentures (Note 22)	(475,719)	(459,668)	-	(3,123)
Cost of debt - amortization of transaction cost	(6,198)	(3,210)	-	-
Interest - loans and debentures	(93,543)	(142,838)	-	-
Charges and monetary updating on post-employment obligations	(14,431)	(30,273)	(710)	(1,489)
Losses with financial instruments - Swap	(162,735)	(402,027)	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	-	(356,588)	-	-
Interest on leases	(17,448)	(12,473)	(140)	(130)
Financial expenses R&D and PEE	(20,151)	(16,722)	-	-
Other financial expenses	(101,015)	(50,498)	(1,648)	(46)
	(891,240)	**(1,474,297)**	**(2,498)**	**(4,788)**
NET FINANCE INCOME (EXPENSES)	**(66,104)**	**(556,786)**	**1,187**	**26,402**

54

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Consolidated		Parent company	
	Apr to Jun, 2023	Apr to Jun, 2022	Apr to Jun, 2023	Apr to Jun, 2022
FINANCE INCOME				
Income from financial investments	105,994	97,495	9,242	18,199
Interest on sale of energy	80,027	102,853	1,461	67
Foreign exchange variations - Itaipu Binacional	11,222	8,248	-	-
Foreign exchange variations – loans and debentures	197,496	-	-	-
Interest	48,074	27,125	61	887
Interest - CVA	65,468	59,217	-	-
Interests of escrow deposits	22,382	18,908	5,202	3,823
Gains on financial instruments - Swap	-	54,620	-	-
PIS/Pasep and Cofins charged on finance income (1)	(48,675)	(23,144)	(32,190)	(15,541)
Prepayments rents	483	980	-	-
Borrowing costs paid by related parties	-	-	8,852	2,004
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	-	-	13,939	5,128
Others	29,660	16,629	667	1,214
	512,131	**362,931**	**7,234**	**15,781**
FINANCE EXPENSES				
Interest on loans and debentures (note 21)	(233,372)	(235,945)	-	(1,723)
Cost of debt - amortization of transaction cost	(2,656)	(1,610)	-	-
Foreign Exchange variations – loans and debentures	-	(500,200)	-	-
Interest - loans and debentures	(21,593)	(77,589)	-	-
Charges and monetary updating on post-employment obligations	(6,177)	(16,233)	(304)	(797)
Losses with financial instruments - Swap	(150,010)	-	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	(16,779)	(356,213)	-	-
Interest on leases	(8,945)	(6,188)	(70)	(65)
Financial expenses R&D and PEE	(9,892)	(9,409)	-	-
Other financial expenses	(22,897)	(30,493)	(1,556)	(8)
	(472,321)	**(1,233,880)**	**(1,930)**	**(2,593)**
NET FINANCE INCOME (EXPENSES)	**39,810**	**(870,949)**	**5,304**	**13,188**

(1) PIS/Pasep and Cofins expenses are levied on financial income and interest on own capital.

(2) The interet of the tax credits related to PIS/Pasep and Cofins, arising from the exclusion of ICMS from its calculation basis, and the liability to be refunded to consumers is presented by net value.

(3) This includes inflation correction, in the amount of R$14,203, on the court escrow deposits received by the Company as ordered in the arbitration proceedings. More details in note 23 – Provision: Dispute on billing of electricity.

55

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

28. RELATED PARTY TRANSACTIONS

Cemig's main balances and transactions with related parties and its jointly controlled entities are as follows:

COMPANY	ASSETS		LIABILTIES		REVENUES		EXPENSES	
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022	Jan to Jun, 2023	Jan to Jun, 2022	Jan to Jun, 2023	Jan to Jun, 2022
Transactions with energy (4)								
Aliança Geração	4,245	4,070	17,181	18,567	24,519	29,554	(106,134)	(108,241)
Norte Energia	2,389	2,352	29,750	37,900	13,952	12,614	(134,538)	(164,275)
Paracambi	-	-	2,758	2,476	-	-	(14,436)	(18,304)
Hidrelétrica Pipoca	-	108	4,562	3,491	891	-	(27,524)	(24,863)
Hidrelétrica Cachoeirão	-	-	-	-	864	-	-	-
Taesa	-	24	10,561	12,226	146	133	(71,887)	(67,476)
Customers and traders								
Governo do Estado de Minas Gerais (2)	42,697	36,558	-	-	87,050	85,851	-	-
Provision of services								
Aliança Geração (5)	718	673	-	-	3,105	2,075	-	-
Taesa (5)	210	125	-	-	748	567	-	-
Accounts Receivable - AFAC								
Governo do Estado de Minas Gerais (3)	13,366	13,366	-	-	15,194	-	-	-
Other credits								
FIP Melbourne (7)	240,860	160,643	-	-	-	-	-	-
Contingency								
Aliança Geração (6)	-	-	56,822	54,905	-	-	(1,917)	(2,546)
Interest on Equity, and dividends								
Retiro Baixo	-	5,867	-	-	-	-	-	-
Baguari Energia	11,579	-	-	-	-	-	-	-
Hidrelétrica Pipoca	-	3,882	-	-	-	-	-	-
Hidrelétrica Cachoeirão	-	3,867	-	-	-	-	-	-
FIC Pampulha								
Current								
Cash and cash equivalents	497,567	291,598	-	-	-	-	-	-
Marketable securities	1,187,420	1,730,105	-	-	60,317	65,299	-	-
Non-current								
Marketable securities	3,988	6,533	-	-	-	-	-	-
FORLUZ								
Current								
Post-employment obligations (8)	-	-	212,657	198,569	-	-	(136,059)	(142,409)
Supplementary pension contributions - Defined contribution plan (9)	-	-	-	-	-	-	(38,909)	(38,273)
Administrative running costs (10)	-	-	-	-	-	-	(19,440)	(17,371)
Operating leasing (11)	-	-	24,842	25,607	-	-	(16,557)	(15,188)
Non-current								
Post-employment obligations (8)	-	-	2,095,496	2,119,052	-	-	-	-
Operating leasing (11)	174,114	177,984	174,911	178,661	-	-	-	-
Cemig Saúde								
Current								
Health Plan and Dental Plan (12)	-	-	223,529	218,040	-	-	(196,212)	(192,630)
Non-current								
Health Plan and Dental Plan (12)	-	-	3,126,128	3,156,322	-	-	-	-

The main conditions related to the business between related parties are shown below:

(1) The relationships between Cemig and its investees are described in the investment note 14;

(2) Refers to the sale of energy to the State Government of Minas Gerais considering that the price of energy is that defined by Aneel through a resolution on the Company's annual tariff adjustment.

(3) This refers to the recalculation of the monetary correction of amounts related to AFAC returned to the State of Minas Gerais. These receivables are guaranteed by the retention of dividends or interest on equity distributed to the State, in proportion to its participation, while the delay and/or default persists. For further information see note 9;

(4) The sale and purchase of electricity between generators and distributors are carried out through auctions in the regulated contracting environment organized by the Federal Government. In the free contracting environment, in turn, they are carried out by means of auctions or direct contracting, according to the applicable legislation. Electricity transport operations, on the other hand, are carried out by the transmitters and result from the centralized operation of the National Interconnected System by the National System Operator (ONS);

(5) Refers to service agreement for the operation and maintenance of power plants and transmission networks;

56
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

(6) This refers to contractual obligations to the investee Aliança Geração corresponding to contingencies arising from events that occurred before the closing of the transaction that resulted in the contribution of assets by Cemig and Vale S.A. in the capital of this investee. The total value of the shares is R$143 million (R$156 million at December 31, 2022), of which R$50 million (R$55 million at December 31, 2022) is attributable to Cemig;
(7) In January 2021, a final arbitration award was issued in favor of FIP Melbourne, and in August 2022 an agreement was reached between the parties to close the dispute, with the establishment of an updated compensation amount of R$200 million, settled on September 12, 2022 (see note 14);
(8) Forluz's contracts are adjusted by the Broad National Consumer Price Index - IPCA of the Brazilian Institute of Geography and Statistics - IBGE, plus interest of 6% per year and will be amortized until 2031 (see note 22);
(9) Company's contributions to the Pension Fund regarding the employees participating in the Mixed Plan and calculated over monthly remunerations in conformity with the Fund's regulation;
(10) Funds for the annual administrative funding of the Pension Fund in accordance with the specific legislation for the sector. The amounts are estimated as a percentage of the Company's payroll;
(11) Rental of the Company's administrative headquarters, valid until August 2024 (Júlio Soares building, which can be extended every 5 years, until 2034), annually adjusted by the IPCA, and its prices are reviewed every 60 months. On September 20, 2022, the rent contract was readjusted in 8.72%, corresponding to the accumulated IPCA of the last 12 months;
(12) Post-employment obligations related to the employees' health and dental plan (see note 22).

Dividends receivable

Dividends receivable	Consolidated		Parent company	
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022
Cemig GT	-	-	942,479	1,406,958
Cemig D	-	-	1,187,872	1,183,846
Gasmig	-	-	-	55,170
Sete Lagoas	-	-	3,801	3,801
Aliança Geração	56,884	126,634	-	-
Taesa	5,646	5,646	5,646	5,646
Cemig Sim	-	-	-	-
Others (1)	11,591	13,628	12	12
	74,121	145,908	2,139,810	2,655,433

(1) The subsidiaries grouped in 'Others' are identified in the table above under "Interest on Equity, and Dividends".

Guarantees on loans and debentures

Cemig has provided guarantees on Loans and debentures of the following related parties - not consolidated in the financial statements because they relate to jointly controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Jun. 30, 2023	Maturity
Norte Energia (NESA) (1)	Affiliated	Surety	Financing	2,597,565	2042
Norte Energia (NESA)/Light (2)	Affiliated	Counter-guarantee	Financing	683,615	2042
Norte Energia (NESA)	Affiliated	Surety	Debentures	81,620	2030
				3,362,800	

(1) Related to Norte Energia financing
(2) Counter-guarantee to Light, related to execution of guarantees of the Norte Energia financing.

At June 30, 2023, Management believes that there is no need to recognize any provisions in the Company's financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha - the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and jointly controlled entities invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company's cash investment policy. The amounts invested by the fund are reported as cash and cash equivalent or marketable securities line in current and non-current assets.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders' cash flow needs.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

Remuneration of key management personnel

The total remuneration of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders' Meeting, and the effects on the Statement of income of the in period ended June 30, 2023 and June 30, 2022, are as follows:

	Jan to Jun, 2023	Jan to Jun, 2022
Remuneration	13,538	14,083
Income sharing	(102)	1,083
Pension plans	1,243	1,178
Health and dental plans	102	108
Life insurance	14	33
Total	**14,795**	**16,485**

29. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles, are as follows:

	Level	Jun. 30, 2023		Dec. 31, 2022	
		Book value	Fair value	Book value	Fair value
Financial assets					
Amortized cost					
Marketable securities - Cash investments		509,537	509,537	379,390	379,390
Customers and Traders; Concession holders (transmission service)		4,735,391	4,735,391	4,812,880	4,812,880
Restricted cash		13,258	13,258	15,933	15,933
Accounts receivable from the State of Minas Gerais (AFAC)		13,366	13,366	13,366	13,366
Concession financial assets - *CVA* (Parcel 'A' Costs Variation Compensation) Account and *Other financial components*		890,810	890,810	944,090	944,090
Escrow deposits		1,214,964	1,214,964	1,206,595	1,206,595
Concession grant fee - Generation concessions		3,017,041	3,017,041	2,950,418	2,950,418
Receivables - FIP Melbourne		240,860	240,860	160,643	160,643
		10,635,227	**10,635,227**	**10,483,315**	**10,483,315**
Fair value through income or loss					
Cash equivalents - Cash investments	2	2,132,061	2,132,061	1,345,175	1,345,175
Marketable securities					
Bank certificates of deposit	2	65,715	65,715	191,338	191,338
Financial Notes - Banks	2	808,186	808,186	905,790	905,790
Treasury Financial Notes (LFTs)	1	298,347	298,347	401,659	401,659
		3,304,309	**3,304,309**	**2,843,962**	**2,843,962**
Derivative financial instruments (Swaps)	3	339,382	339,382	702,734	702,734
Concession financial assets - Distribution infrastructure	3	1,576,201	1,576,201	1,406,597	1,406,597
Reimbursements receivable - Generation	3	737,406	737,406	691,460	691,460
		5,957,298	**5,957,298**	**5,644,753**	**5,644,753**
		16,592,525	**16,592,525**	**16,128,068**	**16,128,068**
Financial liabilities					
Amortized cost					
Loans and debentures		(11,831,046)	(11,831,046)	(10,579,498)	(10,579,498)
Debt with pension fund (Forluz)		(176,137)	(176,137)	(251,401)	(251,401)
Deficit of pension fund (Forluz)		(542,106)	(542,106)	(545,196)	(545,196)
Concessions payable		(27,887)	(27,887)	(27,291)	(27,291)
Suppliers		(2,492,971)	(2,492,971)	(2,832,049)	(2,832,049)
Leasing transactions		(416,073)	(416,073)	(354,633)	(354,633)
		(15,486,220)	**(15,486,220)**	**(14,590,068)**	**(14,590,068)**
Fair value through income or loss					
Derivative financial instruments - Swaps	3	(105,020)	(105,020)	(90,526)	(90,526)
SAAG put options	3	-	-	(672,416)	(672,416)
		(105,020)	**(105,020)**	**(762,942)**	**(762,942)**
		(15,591,240)	**(15,591,240)**	**(15,353,010)**	**(15,353,010)**

58

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

Information about (i) classifications of financial instruments at fair value; (ii) methodology for calculation of fair value of positions; and (iii) derivative financial instruments can be found in Note 31 to the financial statements for the year ending December 31, 2022.

b) Derivative financial instruments

Put option - SAAG

Early liquidation of Funds, and early maturity of put option

The judgment of the arbitration tribunal was published on February 10, 2023, ordering Cemig GT to make full payment of the exercise price of the options contained in the contracts.

On May 8, 2023, a Transaction Agreement was signed between Cemig GT and the private pension funds ('the Funds') which participated in the investment structure of the Santo Antônio hydroelectric plant through SAAG (a structure comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec – jointly, 'the Investment Structure").

The total value of the agreement was R$780 million, which was settled by Cemig GT on May 12, 2023. An additional effect of R$25 million, relating to the fair value of the liabilities up to the date of settlement, was posted in the second quarter of 2023.

The changes in the value of the options are as follows:

	Consolidado e Controladora
Balance on December 31, 2022	**672,416**
Adjustment to fair value	57,801
Related assets (1)	50,131
Liquidation	(780,348)
Balance on June, 30	-

(1) With the acquisition of the share units then held by the Funds in the Investment Structure, Cemig GT became the holder of the related assets, which have aggregate value of approximately R$50 million. This amount is recognized in Other assets in the Statement of financial position.

Swap transactions, currency options and NDF

Considering that part of the loans of the Cemig GT is denominated in foreign currency, the Company uses derivative financial instruments (swaps, currency options and NDF) to protect the servicing associated with these debts (principal and interest).

The derivative financial instruments contracted by the Company have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The 6-monthly interest on the swap was settled in June 2023, resulting in a negative item of R$67,840, and cash outflow of the same amount (this compares to a negative amount of R$35,505 in the first half of 2022, with a net cash outflow of the same amount). Also in June 2023, a part of the hedge was undone, in the amount of US$368,890, resulting in a gain of R$282,951, and net cash inflow of R$240,508.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Assets	Liability	Maturity	Trade market	Notional amount	Realized gain (loss) Jan to Jun, 2023	Realized gain (loss) Jan to Jun, 2023
US$ Exchange variation + Rate (9.25% p.y.)	R$149.99% of CDI	Interest:half-yearly Principal:De.2024	Over the counter	US$250,000	106,848	(19,362)
US$ Exchange variation + Rate (9.25% p.y.)	R$125.54% of CDI	Interest:half-yearly Principal:De.2024	Over the counter	US$500,00	108,264	(16,143)
					215,112	(35,505)

The Company contracted, on April 13,2023 and June 14, 2023, a short-term hedge against variation in the US dollar exchange rate for a volume of US$392 million, locking in the exchange rate at R$5.1110/US$. The instrument contracted was a non-deliverable forward (NDF), without physical delivery of currency, guaranteeing the Company a pre-agreed rate at the moment of maturity, on December 5, 2023.

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses actually incurred are recorded. The net result of those transactions on June 30, 2023 was a negative adjustment of R$162,735 (negative adjustment of R$402,027 on June 30, 2022), which was posted in finance income (expenses).

Cemig is guarantor of the derivative financial instruments contracted by the Cemig GT.

This table presents the derivative instruments contracted by the Cemig GT as of June 30, 2023 and December 31, 2022:

Assets (1)	Liability	Maturity period	Trade market	Notional amount (2)	Carrying amount on June 30, 2023	Fair value on June 30, 2023	Carrying amount on December 31, 2022	Fair value on December 31, 2022
US$ exchange variation + Rate (9.25% p.y.)	R$ + 152.01% of CDI	Interest: Half-yearly Principal: Dec, 2024	Over the counter	US$120,000	193,197	139,658	428,134	272.846
US$ exchange variation + Rate (9.25% p.y.)	R$ + 125.52% of CDI	Interest: Half-yearly Principal: Dec, 2024	Over the counter	US$261,110	260,415	170,631	568,487	339.362
US$ exchange variation higher R$5.1110	US$ Exchange variation lower R$5,1110	December 5, 2023	Balcão	US$392,244	(114,470)	(75,927)	-	-
					339,142	234,362	996.621	612.208
Non-current assets						339,382		702.734
Current liabilities						(105,020)		(90.526)

(1) For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$3.25/US$ and ceiling at R$5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. For the additional US$500 issuance of the same Eurobond issued on July 2018 a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$, and a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate. The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5.00 and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate. This does not, however, protect the amount of Income tax withheld at source (Imposto de Renda Retida na Fonte - IRRF) on the payment of interest.

(2) In thousands of US$.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

In accordance with market practice, the Cemig GT uses a mark-to-market method to measure its derivatives financial instruments for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread, and one of parameters of which is the volatility of the dollar, measured on the basis of its historic record over 2 years.

The fair value on June 30, 2023 was R$234,362 (R$612,208 on December 31, 2022), which would be the reference if the Cemig GT would liquidate the financial instrument on June 30, 2023, but the swap contracts protect the Cemig GT's cash flow up to the maturity of the bonds in 2024 and they have carrying amount of R$339,142 at June 30, 2023 (R$996,621 on December 31, 2022).

The Company is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, the Company prepare a sensitivity analysis and estimates that in a probable scenario, its results would be positively affected by the swap and call spread, on June 30, 2024, in the amount of R$188,024. The fair value of the financial instrument was estimated in R$422,386, with a positive amount of R$430,442 refers to the option (call spread) and a negative amount of R$8,056 refers to the swap.

Based on the base scenario observed at June 30, 2023, the Company measured the effects on its net income of the 'probable' and 'adverse' scenarios, in which the projections for interest rates and the US dollar exchange rate are high, simulating a scenario of economic stress.

The results are shown below:

Consolidated	Base scenario June 30, 2023	'Probable' scenario Selic 9.75% Dollar 5.06	'Adverse' scenario Selic 14.50% Dollar 6.00
Swap, asset	1,440,147	1,418,470	1,407,958
Swap, liability	(1,473,842)	(1,426,526)	(1,440,871)
Option / Call spread	343,985	430,442	479,954
NDF	(75,928)	-	-
Derivative hedge instrument	234,362	422,386	447,041

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c) Financial risk management

Exchange rate risk

The Company and its subsidiaries are exposed to the risk of appreciation in exchange rates, with effect on loans and financing, suppliers (energy purchased from Itaipu) and cash flow. For Cemig GT debt denominated in foreign currency, were contracted a derivative financial instrument that protects the risks associated with the interest and principal, in the form of a swap and a call spread, respectively, in accordance with the hedge policy of the Company. The Cemig GT exposures to market risk associated to this instrument is described in the topic "Swap transaction" of this Note. The risk exposure of Cemig D is mitigated by the account for compensation of variation of parcel A items (CVA).

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

The net exposure to exchange rates is as follows:

Exposure to exchange rates	Jun. 30, 2023		Dec. 31, 2022	
	Foreign currency	R$	Foreign currency	R$
US dollar				
Loans and financing (Note 20)	(761,824)	(3,671,382)	(761,824)	(3,974,971)
Suppliers (Itaipu Binacional	(46,038)	(221,868)	(52,440)	(273,618)
	(807,862)	**(3,893,250)**	**(814,264)**	**(4,248,589)**
Net liabilities exposed		(3,893,250)		(4,248,589)

Sensitivity analysis

Based on finance information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on June 30, 2024 will be an valorization of the dollar by 3.34% to R$4.98. The Company has prepared a sensitivity analysis of the effects on the Company's net income arising from depreciation of the Real exchange rate considering an adverse scenario in relation to the probable scenario.

Risk: foreign exchange rate exposure	Amount Book value	'Probable' scenario US$=R$4.98	'Adverse' scenario US$= R$5.9879
US dollar			
Loans (Note 20)	(3,671,382)	(3,793,883)	(4,561,726)
Suppliers (Itaipu Binacional)	(221,868)	(229,271)	(275,673)
Net liabilities exposed	**(3,893,250)**	**(4,023,154)**	**(4,837,399)**
Net effect of exchange rate fluctuation		**(129,904)**	**(944,149)**

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI rate, as described in more detail in the item 'Swap Transactions' in this Note.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of decrease in Brazilian domestic interest rates on June 30, 2023. This risk arises from the effect of variations in Brazilian interest rates on net financial income comprised by financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans, financings and debentures in Brazilian currency, and also sectorial financial liabilities.

Part of the loans and financings in Brazilian currency comprises financings obtained from various financial agents that specify interest rates taking into account basic interest rates, the risk premium compatible with the companies financed, their guarantees, and the sector in which they operate.

The Company does not contract derivative financial instruments for protection from this risk. Variations in interest rates are continually monitored with the aim of assessing the need for contracting of financial instruments that mitigate this risk.

62
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Jun. 30, 2023	Dec. 31, 2022
Assets		
Cash equivalents - Cash investments (Note 4) - CDI	2,132,061	1,345,175
Marketable securities (Note 5) - CDI / Selic	1,681,785	1,878,177
Indemnities receivable - Generation	737,406	691,460
Restricted cash - CDI	13,258	15,933
CVA and in tariffs – Selic (note 12)	890,810	944,090
	5,455,320	**4,874,835**
Liabilities		
Loans and debentures (Note 20) - CDI	(3,790,678)	(2,041,000)
	(3,790,678)	**(2,041,000)**
Net assets exposed	**1,664,642**	**2,833,835**

Sensitivity analysis

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that in a probable scenario the Selic rate will be 10.75% and the TJLP rate will be 6.39% on June 30, 2024. The Company and its subsidiaries made a sensitivity analysis of the effects on results considering an adverse scenario in relation to the probable scenario, as shown in the table below. The CDI rate follows the Selic rate.

Increase in Brazilian interest rates	Jun. 30, 2023	Jun. 30, 2024	
	Amount Book value	'Probable' scenario Selic 10.75% TJLP 6.39%	'Adverse' scenario Selic 8.25% TJLP 5.19%
Assets			
Cash equivalents (Note 4)	2,132,061	2,361,258	2,307,956
Marketable securities (Note 5)	1,681,785	1,862,577	1,820,532
Restricted cash	13,258	14,683	14,352
CVA and *Other financial components* - SELIC (Note 12)	890,810	986,572	964,302
	4,717,914	**5,225,090**	**5,107,142**
Liabilities			
Loans and financing (Note 20)	(3,790,678)	(4,198,176)	(4,103,409)
	(3,790,678)	**(4,198,176)**	**(4,103,409)**
Net assets exposed	**927,236**	**1,026,914**	**1,003,733**
Net effect of fluctuation in interest rates		**99,678**	**76,497**

Increase in inflation risk

The Company and its subsidiaries are exposed to the risk of increase in inflation index on June 30, 2023. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company's net exposure to inflation index:

Exposure to increase in inflation	Jun. 30, 2023	Dec. 31, 2022
Assets		
Concession financial assets related to Distribution infrastructure - IPCA (1)	1,576,201	1,406,597
Concession Grant Fee - IPCA (Note 12)	3,017,041	2,950,418
	4,593,242	**4,357,015**
Liabilities		
Loans and debentures - IPCA and IGP-DI (Note 20)	(4,436,880)	(4,629,992)
Debt with pension fund (Forluz) - IPCA (Note 22)	(176,137)	(251,401)
Deficit of pension plan (Forluz) - IPCA (Note 22)	(542,106)	(545,196)
	(5,155,123)	**(5,426,589)**
Net assets exposed	**(561,881)**	**(1,069,574)**

63
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

(1) Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4rd tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indexes, the Company estimates that, in a probable scenario, at June 30, 2024 the IPCA inflation index will be 4.52% and the IGPM inflation index will be 1.94%. The Company has prepared a sensitivity analysis of the effects on its net income arising from reductions in rates in an adverse scenario.

Risk: increase in inflation index	Jun. 30, 2023	Jun. 30, 2024	
	Amount Book value	'Probable scenario' IPCA 4.52% IGPM 1.94%	'Adverse Scenario' IPCA 6.35% IGPM 5.49%
Assets			
Concession financial assets related to Distribution infrastructure - IPCA (1)	1,538,165	1,607,690	1,635,838
Concession financial assets related to gas distribution infrastructure - IGPM	38,036	38,774	40,124
Concession Grant Fee - IPCA (Note 12)	3,017,041	3,153,411	3,208,623
	4,593,242	**4,799,875**	**4,884,585**
Liabilities			
Loans and debentures - IPCA and IGP-DI (Note 20)	(4,436,880)	(4,637,427)	(4,718,622)
Debt agreed with pension fund (Forluz) - IPCA (Note 22)	(176,137)	(184,098)	(187,322)
Deficit of pension plan (Forluz) (Note 22)	(542,106)	(566,609)	(576,530)
	(5,155,123)	**(5,388,134)**	**(5,482,474)**
Net liabilities exposed	**(561,881)**	**(588,259)**	**(597,889)**
Net effect of fluctuation in IPCA and IGP-M indexes		**(26,378)**	**(36,008)**

(1) Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4rd tariff review cycle.

Liquidity risk

The information on how the Company manages liquidity risk is given in Note 31 to the financial statements for the year ended December 31, 2022.

The flow of payments of the Company and subsidiaries obligation to suppliers, debts with the pension fund, Loans and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at interest rates:						
- loating rates*						
Loans and debentures	56,970	477,440	1,206,764	9,338,970	885,348	**11,965,492**
Onerous concessions	358	705	3,020	13,364	17,466	**34,913**
Debt with pension plan (Forluz) (Note 22)	14,958	30,079	138,095	47,168	-	**230,300**
Deficit of the pension plan (FORLUZ) (Note 22)	6,619	13,340	61,256	357,490	391,434	**830,139**
	78,905	**521,564**	**1,409,135**	**9,756,992**	**1,294,248**	**13,060,844**
- Fixed rate						
Suppliers	2,313,445	179,307	219	-	-	**2,492,971**
Total	2,392,350	700,871	1,409,354	9,756,992	1,294,248	15,553,815

(*) The lease payment flow is presented in note 17.

64
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Parent company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at interest rates:						
- Floating rates*						
Debt with pension plan (Forluz) (Note 22)	736	1,480	6,795	2,321		11,332
Deficit of the pension plan (FORLUZ) (Note 22)	326	656	3,014	17,589	19,259	40,844
	1,062	**2,136**	**9,809**	**19,910**	**19,259**	**52,176**
- Fixed rate						
Suppliers	212,944	-	-	-	-	212,944
Total	214,006	2,136	9,809	19,910	19,259	265,120

(*) The lease payment flow is presented in note 17.

Risk of debt early maturity

The Company's subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. More details in Note 20.

Capital management

Comparisons of the Company's consolidated net liabilities in relation to its equity are presented below:

	Consolidated	
	Jun. 30, 2023	Dec. 31, 2022
Total liabilities	30,928,429	31,887,571
(-) Cash and cash equivalents	(2,182,819)	(1,440,661)
(-) Restricted cash	(13,258)	(15,933)
Net liabilities	**28,732,352**	**30,430,977**
Total equity	**23,614,635**	**21,783,266**
Net liabilities / equity	**1.22**	**1.40**

Credit risk and other operating risks

The information on how the Company manages: (i) credit risk; (ii) the risk of over-contracting and under-contracting of supply; (iii) the risk to continuity of the concession; and (iv) hydrological risk is given in Note 31 to the financial statements for the year ended December 31, 2022.

65

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

30. OPERATING SEGMENTS

The detailed information on the operational segments is given in Note 5 to the financial statements for the year ended December 31, 2022.

INFORMATION BY SEGMENT AS OF AND FOR THE PERIOD ENDED JUNE 30, 2023									
ACCOUNT/DESCRIPTION	ENERGY				INVESTEES	TOTAL	INTER SEGMENT TRANSACTIONS (1)	RECONCILIATION (2) (3)	TOTAL
	GENERATION	TRANSMISSION	TRADING	DISTRIBUTION					
NET REVENUE	**1,276,674**	**544,436**	**3,766,303**	**10,926,394**	**1,843,642**	**18,357,449**	**(620,688)**	**(270,307)**	**17,466,454**
COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	**23,309**	**(161)**	**(3,107,396)**	**(6,091,925)**	**(1,190,998)**	**(10,367,171)**	**620,688**	**241,747**	**(9,504,736)**
OPERATING COSTS AND EXPENSES (3)									
Personnel	(73,857)	(66,023)	(14,503)	(441,737)	(60,310)	(656,430)	-	-	(656,430)
‘Employees and managers’ income sharing	(8,057)	(7,623)	(1,654)	(50,128)	(7,310)	(74,772)	-	-	(74,772)
Post-employment obligations	(23,353)	(14,431)	(3,307)	(179,283)	(40,505)	(260,879)	-	-	(260,879)
Materials, outsourced services and others expenses	(103,628)	(48,116)	(8,495)	(1,025,788)	(5,044)	(1,191,071)	-	28,560	(1,162,511)
Depreciation and amortization	(161,218)	120	(7)	(391,113)	(53,711)	(605,929)	-	-	(605,929)
Operating provisions and impairment	(59,505)	(5,355)	143	(156,713)	(99,592)	(321,022)	-	-	(321,022)
Construction costs	-	(75,251)	-	(1,517,410)	(74,860)	(1,667,521)	-	-	(1,667,521)
Total cost of operation	**(429,618)**	**(216,679)**	**(27,823)**	**(3,762,172)**	**(341,332)**	**(4,777,624)**	-	**28,560**	**(4,749,064)**
OPERATING COSTS AND EXPENSES	**(406,309)**	**(216,840)**	**(3,135,219)**	**(9,854,097)**	**(1,532,330)**	**(15,144,795)**	**620,688**	**270,307**	**(14,253,800)**
Equity in earnings of unconsolidated investees, net	(924)	-	-	-	223,246	222,322	-	-	222,322
OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	**869,441**	**327,596**	**631,084**	**1,072,297**	**534,558**	**3,434,976**	-	-	**3,434,976**
Finance net income (expenses)	22,572	(2,008)	44,192	(80,782)	(50,078)	(66,104)	-	-	(66,104)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	**892,013**	**325,588**	**675,276**	**991,515**	**484,480**	**3,368,872**	-	-	**3,368,872**
Income tax and social contribution tax	(180,923)	(71,288)	(229,297)	(256,545)	12,769	(725,284)	-	-	(725,284)
NET INCOME FOR THE PERIOD	**711,090**	**254,300**	**445,979**	**734,970**	**497,249**	**2,643,588**	-	-	**2,643,588**
Equity holders of the parent	711,090	254,300	445,979	734,970	495,882	2,642,221	-	-	2,642,221
Non-controlling interests	-	-	-	-	1,367	1,367	-	-	1,367

(1) The only inter-segment transactions are from the generation to the trading segment, as explained above.
(2) The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(3) The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

INFORMATION BY SEGMENT AS OF AND FOR THE PERIOD ENDED JUNE 30, 2022									
ACCOUNT/DESCRIPTION	ENERGY				INVESTEES	TOTAL	INTER SEGMENT TRANSACTIONS (1)	RECONCILIATION (2) (3)	TOTAL
	GENERATION	TRANSMISSION	TRADING	DISTRIBUTION					
NET REVENUE	**1,428,248**	**647,124**	**3,669,699**	**9,679,436**	**1,687,496**	**17,112,003**	**(823,731)**	**(227,444)**	**16,060,828**
COST OF ENERGY, GAS AND CHARGES FOR USE OF THE NATIONAL GRID	**(133,637)**	**(70)**	**(3,162,287)**	**(5,704,087)**	**(1,255,844)**	**(10,255,925)**	**823,731**	**198,305**	**(9,233,889)**
OPERATING COSTS AND EXPENSES (3)									
Personnel	(70,854)	(65,685)	(12,221)	(456,964)	(68,490)	(674,214)	-	-	(674,214)
'Employees and managers' income sharing	(7,859)	(7,991)	(1,471)	(51,335)	(5,194)	(73,850)	-	-	(73,850)
Post-employment obligations	(31,257)	(20,371)	(4,650)	(204,832)	(43,655)	(304,765)	-	-	(304,765)
Materials, outsourced services and others expenses	(179,372)	(120,980)	(5,783)	(766,109)	(52,041)	(1,124,285)	-	29,261	(1,095,024)
Depreciation and amortization	(164,176)	120	(6)	(354,256)	(53,489)	(571,807)	-	(122)	(571,929)
Operating provisions and impairment	(15,334)	(8,365)	(3,672)	(1,642,214)	(4,112)	(1,673,697)	-	-	(1,673,697)
Construction costs	-	(125,886)	-	(1,112,782)	(23,754)	(1,262,422)	-	-	(1,262,422)
Total cost of operation	**(468,852)**	**(349,158)**	**(27,803)**	**(4,588,492)**	**(250,735)**	**(5,685,040)**	-	**29,139**	**(5,655,901)**
OPERATING COSTS AND EXPENSES	**(602,489)**	**(349,228)**	**(3,190,090)**	**(10,292,579)**	**(1,506,579)**	**(15,940,965)**	**823,731**	**227,444**	**(14,889,790)**
Equity in earnings of unconsolidated investees, net	69,731	2,629	-	-	448,536	520,896	-	-	520,896
Gains arising from the sale of equity interest	-	-	-	-	6,644	6,644	-	-	6,644
OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	895,490	300,525	479,609	(613,143)	636,097	1,698,578	-	-	1,698,578
Finance net income (expenses)	(78,347)	(50,963)	14,785	(307,585)	(134,676)	(556,786)	-	-	(556,786)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	817,143	249,562	494,394	(920,728)	501,421	1,141,792	-	-	1,141,792
Income tax and social contribution tax	(200,677)	(64,530)	(164,317)	396,375	396,804	363,655	-	-	363,655
NET INCOME FOR THE PERIOD	616,466	185,032	330,077	(524,353)	898,225	1,505,447	-	-	1,505,447
Equity holders of the parent	616,466	185,032	330,077	(524,353)	897,487	1,504,709	-	-	1,504,709
Non-controlling interests	-	-	-	-	738	738	-	-	738

(1) The only inter-segment transactions are from the generation to the trading segment, as explained above.
(2) The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(3) The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

The information for assets by segment is not presented, because this is not part of the information made available to the Company's Chief Operating Decision Maker ("CODM").

31. ASSETS CLASSIFIED AS HELD FOR SALE

	Consolidated
Jointly controlled Retiro Baixo	190,547
Jointly controlled Baguari Energia	159,878
Plants of the wholly-owned subsidiary Horizontes	11,998
	362,423

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

CEMIG

Disposal process of Cemig's equity participation in Axxiom

On December 22, 2022, the Company entered into a Stock Purchase and Other Agreements ("CCVA") for the sale of 49.0% of its equity interest in Axxiom Soluções Tecnológicas S.A. ("Axxiom") to Light S.A. ("Light"), which holds the remaining 51.0% interest.

On April 17, 2023 the Company completed the sale of its entire equity interest in Axxiom. The consideration in the transaction was a symbolic amount of One Real (R$ 1.00), plus liquidation of the assets and settlement of the liabilities of Axxiom.

This transaction is in line with the Company's Strategic Planning, which foresees the divestment of assets that do not adhere to the Cemig Group's core activities.

Process of sale of 15 PCHs/CGHs

On March 17, 2023 the invitation and tender were published for a public auction to sell 15 small hydroelectric generation plants and units (PCHs and CGHs), 12 owned by Cemig GT and 3 by its wholly-owned subsidiary Horizontes. The minimum price for the single lot of these assets is R$ 48,185. The auction is scheduled for August 10, 2023.

Generation plant	Ledger	Beginning of the operation	Installed capacity (MW) (1)	Physical guarantee (MWm) (1)	Commercial Operation Status	Site
Cemig GT						
CGH Bom Jesus do Galho	Registry	1931	0.36	0.13	Out of operation	Minas Gerais
CGH Xicão	Registry	1942	1.81	0.61	In operation	Minas Gerais
CGH Sumidouro	Registry	1954	2.12	0.53	In operation	Minas Gerais
PCH São Bernardo	Concession	1948	6.82	3.42	In operation	Minas Gerais
CGH Santa Marta	Registry	1944	1.00	0.58	In operation	Minas Gerais
CGH Santa Luzia	Registry	1958	0.70	N/A Geração: 0.28	In operation	Minas Gerais
CGH Salto Morais	Registry	1957	2.39	0.60	In operation	Minas Gerais
PCH Rio de Pedras	Concession	1928	9.28	2.15	In operation	Minas Gerais
CGH Pissarrão	Registry	1925	0.80	0.55	In operation	Minas Gerais
CGH Lages	Registry	1955	0.68	N/A Geração: 0.32	In operation	Minas Gerais
CGH Jacutinga	Registry	1948	0.72	0.57	In operation	Minas Gerais
CGH Anil	Registry	1964	2.06	1.10	In operation	Minas Gerais
Horizontes						
CGH Salto do Paraopeba	Authorization	1955	2.46	2.21	Out of operation	Minas Gerais
CGH Salto Passo Velho	Authorization	2001	1.80	1.64	In operation	Santa Catarina
PCH Salto Voltão	Authorization	2001	8.20	7.36	In operation	Santa Catarina
Total			41.20	22.05		

(1) Information not audited by the independent auditors.

This disposal aims to comply with the directives of the Company's strategic planning, in optimizing its portfolio of assets, seeking to improve operational efficiency and allocation of capital.

Thus, in March 2023 the assets were transferred to Current assets held for sale, in accordance with the terms of CPC 31 / IFRS 5, as follows:

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Plant	Net book value Fixed assets and Intangible assets	Assets held for sale
Cemig GT	46,126	-
CGH Bom Jesus do Galho	110	-
CGH Xicão	8,188	-
CGH Sumidouro	1,906	-
PCH São Bernardo	6,367	-
CGH Santa Marta	249	-
CGH Santa Luzia	995	-
CGH Salto Morais	798	-
PCH Rio de Pedras	21,943	-
CGH Pissarrão	1,423	-
CGH Lages	948	-
CGH Jacutinga	1,485	-
CGH Anil	1,713	-
Horizontes	7,212	7,212
CGH Salto do Paraopeba	-	-
CGH Salto Passo Velho	2,479	2,479
PCH Salto Voltão	4,733	4,733
Total	53,338	7,212

The Company evaluated the recoverable value of its assets immediately before classifying them as assets held for sale and recognized in income a provision for impairment, in the amount of R$46,126. The estimated value in use was determined using the shareholder's cash flow discounted by the IPCA + a rate that varies between 5% and 10%. The projection horizon considers the contract terms of each of the plants.

Subsequently, the assets were classified as held for sale, having been measured at the lower of the book value and fair value less selling expenses, with the balance of the asset held for sale amounting to R$7,212, pursuant to item 15 of CPC 31, with no effects recognized in income. Additionally: the total of Assets held for sale was increased by R$4,786 in the second quarter of 2023, corresponding to works in progress on modernization of the Salto Voltão Small Hydro Plant.

It was concluded that that the assets classified as held for sale do not qualify within the concept of discontinued operations, under Item 32 of CPC 31, since they do not represent a significant separate line of business or geographical area of operations, nor do they constitute a subsidiary acquired exclusively for the purpose of resale.

The Company continues to operate in the power generation business.

Signature of share purchase agreement for disposal of Retiro Baixo and Baguari Energia by Cemig GT

Operation 1

Share purchase agreements were signed on April 14, 2023 for sale to Furnas Centrais Elétricas of the Cemig GT's entire stockholding interests in the jointly-controlled subsidiaries Retiro Baixo and Baguari Energia, as follows:

(i) for R$200.4 million, the 49.9% equity interest held by the Cemig GT in Retiro Baixo, which operates the Retiro Baixo Hydroelectric Plant, in Minas Gerais, with installed capacity of 81.1 MW, and assured energy (physical offtake guarantee) of 34.8 MW.
(ii) for R$393 million, the Cemig GT's indirectly held interest of 34% in the Baguari Consortium, which operates the Baguari hydroelectric plant, in Minas Gerais, with

69
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
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Classificação: Direcionado

Index

installed generation capacity of 140 MW and assured energy (physical offtake guarantee) of 81.9 MW, representing 69.39% of the share capital of Baguari Energia.

The figures will be updated by 100% of the CDI rate, from the base date of December 31, 2022, up to the date of payment at closing of the transactions.

In April 2023 the assets were classified as held for sale, at book value, in accordance with Item 15 of CPC 31 / IFRS 15, thus having no effect on net profit.

Assets classified as held for sale	Book value April 30, 2023	Fair value net of selling expenses
Baguari Energia	159,878	199,772
Retiro Baixo	190,547	392,475
Total	350,425	592,247

It was concluded that the assets classified as held for sale do not qualify within the concept of discontinued operations under Item 32 of CPC 31, since they do not represent a significant separate line of business or geographical area of operations, nor do they constitute a subsidiary acquired exclusively for the purpose of resale.

Transaction 2

On May 30, 2023, a share purchase agreement was signed for acquisition of 100% of the shares in Baguari I Geração de Energia Elétrica S.A., a company controlled by Neoenergia S.A., for R$ 453.9 million, formalizing the right of first refusal exercised by Baguari Energia.

Baguari Energia and Baguari I respectively hold interests of 49% and 51% in Consórcio UHE Baguari (– the Baguari Hydroelectric Plant Consortium).

With the conclusion of Transaction 1, Cemig GT will no longer hold any equity in Baguari Energia and thus have no participation in the Consórcio UHE Baguari. If Transaction 2 is concluded before Transaction 1, Cemig GT will participate in the increase in the capital of Baguari Energia, in proportion to its equity interest, for acquisition of 100% of Baguari I; and at the end of the two transactions Cemig GT will sell its entire interest in the Baguari Consortium to Furnas.

Any additional amount relating to full subscription of the equity stake, if applicable, shall be adjusted by 100% of the CDI rate, from the date of formalization of subscription of the equity interest up to the date of its actual payment.

Completion of these transactions is subject to compliance with certain conditions precedent that are usual in this type of transaction.

32. PARLIAMENTARY COMMITTEE OF INQUIRY ('CPI')

On June 17, 2021, the Legislative Assembly of Minas Gerais has established a Parliamentary Committee of Inquiry ('CPI') to investigate management acts of Cemig since 2019. The CPI was empowered to investigate the facts that were the basis for the request for its establishment, and by means of requirements, the CPI requested various information and documents related mainly

70
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
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Classificação: Direcionado

Index

to people management and procurement processes, which were fully met by the Company in compliance with the stipulated deadlines.

On February 18, 2022 the CPI approved its final report, to be submitted to the Public Attorneys' Office of Minas Gerais State, and other public control bodies, for assessment of what further submissions of it should be made. So far there are not known to be any potential accusations that might take place by reason of the results indicated by the CPI.

The Company carries out regular internal audits; and based on the results identified to date, no material impacts on the first half of 2023, nor for prior fiscal year, have been identified.

71
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
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Classificação: Direcionado

Index

FINANCIAL RESULTS

(Figures in R$'000000 unless otherwise indicated)

Consolidated results

Net income for the quarter

Cemig presented a net income of R$1,245,382 in the second quarter of 2023 compared to a net income of R$49,876 in the second quarter of 2022.

The main variations in revenue, costs, expenses and financial result are presented separately by segment in the sequence of this report.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Cemig's consolidated Ebitda, adjusted by the exclusion of non-recurring items, increased by 3.82% in the second quarter of 2023, compared to the same period of 2022, whereas the adjusted Ebitda margin went from 22.03% in the second quarter of 2022 to 21.30% in the second quarter of 2023.

Ebitda – Apr to Jun, 2023 - R$'000	Generation	Transmission	Trading	Distribution	Holding / Investee	Total
Net income for the year	362,695	99,390	213,386	365,437	204,474	**1,245,382**
Income tax and Social Contribution tax	79,933	35,403	121,145	137,575	(3,957)	**370,099**
Net financial revenue (expenses)	(10,055)	1,359	(28,664)	(11,565)	9,115	**(39,810)**
Depreciation and amortization	80,078	(121)	3	196,873	26,430	**303,263**
Ebitda according to "CVM Resolution n. 156" (1)	**512,651**	**136,031**	**305,870**	**688,320**	**236,062**	**1,878,934**
Non-recurring and non-cash effects						
Net income attributable to non-controlling interests	-	-	-	-	(699)	**(699)**
Adjusted EBITDA (2)	**512,651**	**136,031**	**305,870**	**688,320**	**235,363**	**1,878,235**

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated financial statements in accordance with CVM Circular SNC/SEP n. 1/2007 and CVM Resolution n. 156 of June 23, 2022. It comprises Net income adjusted by the effects of net financial revenue (expenses), Depreciation and amortization, and Income and Social Contribution taxes. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. The Company publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) The Company adjusts the Ebitda removing non-current items, which, because of their nature, do not contribute towards information on the potential of future cash generation, since they are extraordinary items.

72

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Ebitda – Apr to Jun, 2022 - R$'000	Generation	Transmission	Trading	Distribution	Holding / Investee	Total
Ne income for the period	148.733	8.567	153.703	(900.279)	639.152	49.876
Income tax and social contribution tax	32.704	(18.803)	68.982	(524.405)	(413.629)	(855.151)
Net financial revenue	200.088	122.465	(4.441)	332.388	220.449	870.949
Depreciation and amortization	82.301	1	3	178.881	26.834	288.020
Ebitda according to "CVM Resolution n. 156" (1)	**463.826**	**112.230**	**218.247**	**(913.415)**	**472.806**	**353.694**
Non-recurring and non-cash effects						
Net income attributable to non-controlling interests	-	-	-	-	(356)	(356)
Gains arising from the sale of equity interest	-	-	-	-	(60.000)	(60.000)
Refunded of PIS/Pasep and Cofins credits on ICMS	-	-	-	1.660.356	-	1.660.356
Write-off of financial asset	171.770	-	-	-	-	171.770
TDRA* related to infrastructure	-	-	-	(145.493)	-	(145.493)
Reversal of provision for losses	-	-	-	-	(170.916)	(170.916)
Adjusted EBITDA (2)	**635.596**	**112.230**	**218.247**	**601.448**	**241.534**	**1.809.055**

* Term of Debt Recognition Agreement

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated financial statements in accordance with CVM Circular SNC/SEP n. 1/2007 and CVM Resolution n. 156 of June 23, 2022. It comprises Net income adjusted by the effects of net financial revenue (expenses), Depreciation and amortization, and Income and Social Contribution taxes. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. The Company publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) The Company adjusts the Ebitda removing non-current items, which, because of their nature, do not contribute towards information on the potential of future cash generation, since they are extraordinary items.

EBITDA
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
100%
80%
60%
40%
20%
0%
353,694
4.31%
1,878,934
21.30%
Apr to Jun, 2022
Apr to Jun, 2023
EBITDA – R$ mil
EBITDA Margin - %

Adjusted EBITDA
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
100%
80%
60%
40%
20%
0%
1,809,055
22.03%
1,878,235
21.30%
Apr to Jun, 2022
Apr to Jun, 2023
Adjusted EBITDA – R$ mil
EBITDA Margin - %

Operational revenue

The breakdown of revenue is as follows:

	Consolidated	
	Apr to Jun, 2023	Apr to Jun, 2022
Revenue from supply of energy - captive customers, in Cemig's concession area	7,528,639	7,844,552
Revenue from use of the energy distribution systems (TUSD) - free customers	1,118,367	912,976
CVA, and Other financial components	(164,649)	(271,933)
Restitution of PIS/Pasep and Cofins credits to consumers - Realization	561,518	498,773
Revenues from transmission		
Revenues from operation and maintenance	95,764	126,485
Revenue of transmission construction	69,802	100,873
Financial remuneration of the transmission contract assets	107,485	204,563
Generation indemnity revenue	23,469	-
Revenue of distribution construction	915,822	695,971
Adjustment of cash flow expectation of the financial asset of distribution concession	46,731	19,030
Revenues from financial actualization of the concession bonus	94,837	161,268
Settlement in the CCEE	14,002	16,889
Transactions in the mechanism of sale of surplus - MVE	-	66,855
Gas supply	1,073,563	1,113,427
Fine for violation of the continuity indicator standard	(32,910)	(19,305)
Other operational revenues	599,075	783,716
Taxes and charges levied on revenue	(3,231,998)	(4,040,760)
Net operating revenues	**8,819,517**	**8,213,380**

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

Index

Revenue from supply of energy - captive customers, in Cemig's concession area

Revenue from supply of energy in the second quarter of 2023 was R$7,528,639 compared to R$7,844,552 in the same period of 2022, representing a decrease of 4.03%.

	Apr to Jun, 2023			Apr to Jun, 2022			Change %	
	MWh (2)	R$	Average price/MWh billed (R$/MWh) (1)	MWh (2)	R$	Average price/MWh billed (R$/MWh) (1)	MWh	R$
Residential	2,944,206	2,531,656	859.88	2,768,128	2,724,030	984.07	6.36	(7.06)
Industrial	4,595,472	1,475,346	321.04	4,597,875	1,520,467	330.69	(0.05)	(2.97)
Commercial, Services and Others	2,424,104	1,597,321	658.93	2,307,390	1,655,806	717.61	5.06	(3.53)
Rural	805,325	538,750	668.98	844,733	541,861	641.46	(4.67)	(0.57)
Public authorities	239,549	186,873	780.10	223,437	176,026	787.81	7.21	6.16
Public lighting	267,837	126,351	471.75	285,585	136,207	476.94	(6.21)	(7.24)
Public services	252,158	167,976	666.15	351,948	220,138	625.48	(28.35)	(23.70)
Subtotal	**11,528,651**	**6,624,273**	**574.59**	**11,379,096**	**6,974,535**	**612.93**	**1.31**	**(5.02)**
Own consumption	7,370	-	-	6,857	-	-	7.48	-
Net unbilled retail supply	-	(47,525)	-	-	(26,837)	-	-	77.09
	11,536,021	**6,576,748**	**574.59**	**11,385,953**	**6,947,698**	**612.93**	**1.32**	**(5.34)**
Wholesale supply to other concession holders (2)	4,136,944	969,884	234.44	3,847,121	884,910	230.02	7.53	9.60
Wholesale supply unbilled, net	-	(17,993)	-	-	11,944	-	-	(250.64)
Total	15,672,965	7,528,639	484.77	15,233,074	7,844,552	516.18	2.89	(4.03)

(1) The calculation of the average price does not include revenue from supply not yet billed.
(2) Includes Regulated Market Energy Sale Contracts (CCEARs) and 'bilateral contracts' with other agents.
(3) Data not audited by external auditors.

The main variations in the energy volumes of the consumer classes are described below:

- the volume of energy billed to consumers in the Rural category was 4.67% lower, mainly due to reduction in the number of consumers and the migration of customers to mini and micro distributed generation;
- despite the increase of 6.36% increase in the amount of energy billed for residential consumers, there was a 7.06% reduction in operating revenue for this class of consumer. The reduction in the ICMS rate in 2022 led to a reduction in energy tariffs;
- volume of energy billed to the Public illumination category 6.21% lower mainly due to the replacement of existing lamps with LED lamps.

In addition to the comments above, we should also highlight the significant reduction in the ICMS tax component of the amounts that Cemig D charges to clients, in the second half of 2023, as a result of ICMS tax for all categories of consumer being limited to a maximum of 18%.

Revenue from Use of Distribution Systems (TUSD)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD), on the volume of energy distributed. On the second quarter of 2023, this was R$1,118,367, compared to R$912,976 in the same period of 2022 - an increase of 22.50%.

This variation is mainly due to the 22.82% increase in the average tariff on free customers in the second quarter of 2023, compared to the same period in 2022. Also, the volume of energy transported in second quarter of 2023 was 3.29% higher than in the same period of 2022.

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CVA and Other financial components in tariff adjustments

In the second quarter of 2023, a reduction in revenue of R$164,649 was recognized, compared to a reduction in revenue of R$271,933 in the same period of 2022. This variation is mainly due to the increase in the costs of charges for the use of the National Grid and electricity purchased for resale, in relation to the coverage granted in the last tariff process.

See more information in note 12.3 of this interim financial information.

Reimbursement, paid to consumers, of credits of PIS, Pasep and Cofins taxes - Amount realized

In the second quarter of 2023, the Company posted a gain from realization of the restitution to consumers of credits of R$561,518, compared to R$498,773 in the same period in 2022. The return of these amounts to revenue reflects the tariff charged by Cemig from June 2022 through May 2023 being discounted by these amounts of the PIS, Pasep and Cofins taxes, which are being returned to consumers. See more details in note 19.

Transmission concession revenue

The main variations in revenue are presented below:

- revenue from operation and maintenance of infrastructure was R$95,764 in the second quarter of 2023, compared to R$126,485 in the same period of 2022;
- revenues related to construction, strengthening and enhancement of infrastructure totaled R$69,802 in the second quarter of 2023, compared to R$100,873 in the same period of 2022, a reduction of 30.80%. This difference reflects expectation for the projects that are in the final phase of execution, resulting in lower amounts of investment in the second quarter of 2023 than in the same period of 2022. Also, the new projects are at the initial phase, with disbursements associated with the planning and decision phases, which have lower costs;
- financial remuneration on transmission contract assets was 47.46% lower in the second quarter of 2023, at R$107,485, compared to R$204,563 in the same period of 2022. This increase mainly reflects the lower IPCA inflation index - the indexor used for remuneration of the contract – which was 0.76% in the second quarter of 2023, compared to 2.22% in the second quarter of 2022.

More details in Note 13.

Distribution Construction Revenue

The construction revenues associated with assets related to the infrastructure of the distribution concession totaled R$915,822 in the second quarter of 2023, compared to R$695,971 in the same period of 2022, an increase of 31.59%. This is basically due to the higher volume of execution of the Company's investment plan compared to the previous period, with greater mobilization of teams at the construction phase, plus increase in the average cost of works, as prices of various materials and services are higher in the current period.

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This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Cemig D investments in assets of the concession in the period.

Supply of gas

We report revenue from supply of gas totaling R$1,073,563 in the second quarter of 2023, compared to R$1,113,427 in the same period of 2022. This variation is basically due to the increase in the margin in 2023, which was reflected in the tariff.

Taxes and regulatory charges reported as deductions from revenue

The sector charges and taxes that are treated as deductions from revenue totaled R$3,231,998 in the second quarter of 2023, or 20.02% less than in the same period of 2022 (R$4,040,760). This is mainly a reflection of reduction of the ICMS tax rate for all categories of consumer, as mentioned above.

Operating costs and expenses (excluding financial income/expenses)

Operating costs and expenses totaled R$7,313,127 in the second quarter of 2023, compared to R$8,484,174 in the same period of 2022.

The following paragraphs comment on the main variations. See more on the breakdown of Operating costs and expenses in Note 27 of these interim financial information.

Energy bought for resale

The expense on electricity purchased for resale was R$3,468,393 in the second quarter of 2023, compared to R$3,445,961 in the same period of 2022. The main factors are:

- expenses on electricity acquired at auctions in the regulated market 18.44% higher, at R$980,749 in the second quarter of 2023, compared to R$828,069 in the same period of 2022. This increase reflects the annual contractual adjustments, linked to the IPCA, and the entry into a new auction;
- the expense on electricity from Itaipu Binacional was 24.19% lower: R$310,711 in the second quarter of 2023, compared to R$409,856 in the same period of 2022. The lower figure mainly reflects reduction, by issue of a resolution, in the price for demand from Itaipu, in US dollars - from R$24.73/kW to R$16.19/kW;
- expenses on Distributed Generation 4.03% higher in 2023, at R$491,669 in the second quarter of 2023, compared to R$472,641 in the same period of 2022. This higher figure reflects the higher number of generation units installed and the higher volume of energy injected into the grid.

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This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For more details please see Note 26a of these interim financial information.

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in the second quarter of 2023 totaled R$704,850 compared with the same period of 2022 (R$560,170), an increase of 25.83%.

These charges are payable by energy distribution and generation agents for use of the facilities that are components of the national grid as well as the electric system. The amounts to be paid and/or received by the Company are set by a Resolution from the Regulator (Aneel).

The difference primarily reflects entry into operation of reserve energy contracts under the Simplified Competitive Procedure (PCS) of 2021, with a consequent increase in the reserve energy charges in the period.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. More details see note 12.3 of these interim financial information.

Gas bought for resale

In the second quarter of 2023, the Company recorded an expense with gas purchased for resale in the amount of R$572,442 compared to R$692,063 in the same period of 2022, representing a reduction of 17.28%. This variation is basically due to the reduction in the volume of gas purchased for resale in the second quarter of 2023, when compared to the same period in 2022, as well as the variation in the cost of gas purchased for resale in 2023.

Outsourced services

The expense with outsourced services was R$456,909 in the second quarter of 2023, compared to R$393,367 in the same period of 2022, representing an increase of 16.15%. The main variations that explain this increase are:

- 25.7% increase in expenses with maintenance and conservation of eletrical facilities and equipment, being R$166,280 in the second quarter of 2023, compared to R$132,279 in the same period of 2022. This mainly reflects the total billed for contracted services being 20% higher, plus the increase in corrective maintenance services in 2023 due to a longer rainy period;
- 47% increase in communication expenses, which amounted to R$41,240 in the second quarter of 2023, compared to R$28,054 in the same period of 2022.

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Operational provisions

Operating provisions were R$132,503 in the second quarter of 2023, compared to R$1,420,370 in the same period of 2022. This variation is basically due to the constitution, in the second quarter of 2022, of an operating provision, in the updated amount of R$1,405,106, arising from the accounting effects of the enactment of Law No. 14,385/22, which determines the full allocation, for the benefit of consumers, of the amounts subject to repetition of debt by the distributors, related to the exclusion of ICMS from the calculation basis of PIS/Pasep and Cofins.

Expected credit losses (PCE)

Reduction of 76.47% in the expected credit loss, which represented a constitution of R$21,266 in the second quarter of 2023, compared to R$90,366 in the same period of 2022, due, mainly, to the revision of the rules for measuring losses, seeking greater adherence to the behavior of the Company's default and the increase in the settlement of regular debts by customers.

Share of profit (loss) of affiliates and jointly controlled entities, net

Net gains on equity interests in non-consolidated investees in the second quarter of 2023 were R$69,281, compared to R$336,468 in the same period of 2022. This primarily reflects reversal of the provision of R$170,916, in the second quarter of 2022, referring to the obligations assumed by the Company in favor of the investee Madeira Energia S.A. (Santo Antônio plant) under support and guarantee agreements.

Note 14 gives the breakdown of equity method gains/losses, by investee.

Net financial result

The Company reports net financial revenue of R$39,810 in the second quarter of 2023, compared to net financial expenses of R$870,949 in the same period of 2022. This variation is mainly due to the following factors:

- net financial expense with the restatement of tax credits related to PIS/Pasep and Cofins resulting from the exclusion of ICMS from their calculation basis, amounting to R$16,779 in the second quarter of 2023, compared to R$356,213 in the same period of 2022;
- deppreciation of the dollar against the Real in the second quarter of 2023 of 7,64%, compared to depreciation, of 10.56%, in the second quarter of 2022 - generating a posting of revenues of R$197,496 in the second quarter of 2023 vs. revenues of R$500,200, in the second quarter of 2022; and
- the fair value of the financial instrument contracted to hedge the risks connected with the Eurobonds resulted in a negative item of R$150,010 in the second quarter of 2023, compared with a positive item of R$54,620 in the second quarter of 2022, arising basically from a rise in the yield curve related to expectation of increase in the US$/R$ exchange rate.

For a breakdown of financial revenues and expenses see Note 27.

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CEMIG

Income tax and social contribution tax

In the second quarter of 2023, the expense on income tax and the Social Contribution tax totaled R$370,099, on pre-tax profit of R$1,615,481, an effective rate of 22.91%. In the same period of 2022, the Company's revenue on income tax and the Social Contribution tax totaled R$855,151, on pre-tax profit of R$805,275, an negative effective rate of 106.19%.

There is a reconciliation of these effective rates with the nominal tax rates in Note 8(d).

Results by segment

Distribution - Results

Cemig D reports, in the second quarter of 2023, net profit of R$365,437, which compares with loss of R$900,279 in the same period of 2022. The main variations are presented below:

Net operational revenue

Net operational revenue in the second quarter of 2023 was R$5,549,457, 12.54% higher than in the same period of 2022 (R$4,931,119) due mainly to:

- Total revenue from supply of electricity in the second quarter of 2023 was R$5,097,880 or 6.90% lower than in the same period of 2022 (R$5,475,415). The main impacts on revenue are due to the reduction in the average price of billed MWh, and also the lower rate of ICMS tax charged on electricity bills in the second half of 2022, with reduction of the tariff. This lower amount of ICMS tax does not affect the Company's net profit, since it is offset by lower payments of ICMS tax;
- Revenue from charging free consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) on the volume of energy distributed was R$1,125,668 in the second quarter of 2023, or 22.28% more than in the same period of 2022 (R$920,530);
- The sector charges, and taxes, that are treated as deductions from revenue totaled R$2,502,738 in the second quarter of 2023, or 21.89% less than in the same period of 2022 (R$3,203,931). This reflects the significant reduction in the ICMS tax applied to electricity tariffs, in the second half of 2022, after ICMS tax for all categories of consumer were limited to a maximum of 18%.

Cost of electricity

In the second quarter of 2023 the cost of electricity was R$3,038,649, compared to R$2,836,650 in the same period of 2022, an increase of 7.12%, mainly due to:

- expenses on electricity acquired at auctions in the Regulated Market were 19.08% higher, at R$995,113 in the second quarter of 2023, compared to R$835,650 in the same period of 2022.

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CEMIG

- expenses on electricity acquired at auctions in the Regulated Market were 20.00% higher, at R$545,733 in the second quarter of 2023, compared to R$454,806 in the same period of 2022.

Costs of operation and construction

Costs of operation and construction in the second quarter of 2023 totaled R$1,777,670, 35.24% more than in the same period of 2022 (R$1,314,486), mainly due to:

- construction costs representing assets related to the infrastructure of the distribution concession totaled R$1,011,284 in the second quarter of 2023, compared to R$683,279 in the same period of 2022, basically reflecting the higher volume of execution of Cemig D's investment plan than in the previous year;
- increase in outsourced services, being R$377,214 in the second quarter of 2023, compared to R$328,439 in the same period of 2022, due, mainly, to the increase in expenses with maintenance and conservation of electrical installations and equipment.

Detailed information on the variations and effects presented in this segment can be found in the financial statements of Cemig D.

Transmission - Results

In the second quarter of 2023, the transmission segment produced net profit of R$99,390, compared to a net profit of R$8,567 in the same period of 2022.

Transmission concession revenue

The following paragraphs comment on the main variations:

- revenue from operation and maintenance of infrastructure was R$95,764 in the second quarter of 2023, compared to R$126,485 in the same period of 2022;
- the revenues posted for construction, strengthening and enhancement of infrastructure totaled R$69,802 in the second quarter of 2023, compared to R$100,873 in the same period of 2022, 30.80% lower. This difference reflects expectation for the projects that are in the final phase of execution, resulting in lower amounts of investment in the second quarter of 2023 than in the same period of 2022. Also, the new projects are at the initial phase, with disbursements associated with the planning and decision phases, which have lower costs;
- financial remuneration on transmission contract assets was 47.46% lower in the second quarter of 2023, at R$107,485, compared to R$204,563 in the same period of 2022. This increase mainly reflects the lower IPCA inflation index - the indexor used for remuneration of the contract – which was 0.76% in the second quarter of 2023, compared to 2.22% in the second quarter of 2022.

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CEMIG

Construction cost

Construction cost in the second quarter of 2023 was R$48,418, compared to R$75,190 in the same period of 2022, a reduction of 35.61%. This difference reflects expectation for the projects that are in the final phase of execution, resulting in lower amounts of investment in the second quarter of 2023 than in the same period of 2022. Also, the new projects are at the initial phase, with disbursements associated with the planning and decision phases, which have lower costs;

Detailed information on the variations and effects presented in this segment can be found in the financial statements of Cemig GT.

Generation - Results

Cemig's generation segment produced net profit of R$362,695 in the second quarter of 2023, 143.86% more than R$148,733 in the same period of 2022.

Due to the hydrological conditions in the second quarter of 2022, there was a need for a greater volume of energy purchases to mitigate hydrological risk, to protect against exposure to the PLD. With the improvement of the hydrological scenario in the second quarter of 2023, there was a considerable reduction in the need to purchase electricity for hydrological risk, favoring the generation segment's net profit.

Detailed information on the variations and effects presented in this segment can be found in the financial statements of Cemig GT.

Trading - Results

In the second quarter of 2023 the Trading segment reported net profit of R$213,386, or 38.83% higher than in the same period of 2022 (R$153,703).

Receita de transações com energia

Net revenue from the Trading segment was R$1,908,694 in the second quarter of 2023, compared to R$2,249,054 in the same period of 2022, a decrease of 15.13%.

Custo com energia elétrica comprada para revenda

The cost of electricity purchased for resale was R$1,588,122 in the second quarter of 2023, compared to R$2,014,131 in the same period of 2022, representing a reduction of 21.15%. The lower cost of electricity purchased for resale is mainly due to the reduction in the cost of electricity due to lower portfolio prices.

Results of equity holdings, and the holding company

The results of the affiliated companies, the jointly-controlled subsidiaries and the holding company are calculated as a single segment, in accordance with the Company's business

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CEMIG

strategies. The equity investments and holding segment reported a net income of R$204,474 in the second quarter of 2023, compared to R$639,152 in the same period of 2022.

The other changes in the results of investees, which justify the better results obtained in the first quarter of 2023, are presented in more detail in Note 14.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Corporate Governance

Cemig's corporate governance is based on transparency, equity and accountability. The main characteristic of Cemig's governance model is clear definition of the roles and responsibilities of the Board of Directors and Executive Board in formulating, approving and executing the policies and directives on how to conduct the Company's business. The members of the Board of Directors, who are appointed by the General Meeting of Stockholders, elect that Board's chair and deputy chair and appoint the Executive Board (statutory executive officers).

The focus of the Company's governance has been a balance between the economic, financial and environmental aspects of Cemig, aiming to continue contributing to sustainable development, and continuous improvement of its relationship with stockholders, clients, employees, society as a whole and other stakeholders. To sustain a well-structured corporate governance model, Cemig follows the good practices and recommendations of the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa - IBGC), fostering a relationship of trust and integrity with its stakeholders. Since 2001 Cemig has followed the Level I Corporate Governance Practices of the São Paulo stock exchange (B3).

Board of Directors

Meetings

The Board of Directors met 9 times up to June 30, 2023, to discuss strategic planning, projects, acquisition of new assets, various investments, and other subjects.

Membership, election and period of office

The present period of office began with the EGM on April 29, 2022, with election by the multiple voting system.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Shareholders to be held in 2024.

The composition of the Board of Directors will be assessed annually by the Board of Directors itself, aiming to implement a gradual change with a view to increase diversity - for which targets may possibly be established.

The Board of Directors has eleven sitting members, 11 nominated and elected by the stockholders, and one elected by the employees. One member of the Board of Directors is its Chair, and another is its Deputy Chair. The members of the Board of Directors are elected for

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concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of Shareholders, Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to any requirements and prohibitions in applicable legislation and regulations.

A list with the names of the members of the Board of Directors, their responsibilities and resumes is on our website at: https://ri.cemig.com.br/en

The Audit Committee

The Audit Committee is an independent, consultative body, permanently established, with its own budget allocation. Its objective is to provide advice and assistance to the Board of Directors, to which it reports. It also has the responsibility for such other activities as are attributed to it by legislation.

The Audit Committee has four members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

The responsibilities of the Audit Committee are available on our website: https://ri.cemig.com.br/en

Executive Board

The Executive Board has 7 (seven) members, whose individual functions are set by the Company's bylaws. They are elected by the Board of Directors, for a period of office of two years, subject to the applicable requirements of law and regulation, and may be re-elected up to three times.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly owned subsidiaries, subsidiaries or affiliates of Cemig, upon decision by the Board of Directors. They are also, obligatorily under the by-laws, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2024.

The composition of the Executive Board will be assessed annually by the Board of Directors itself, aiming to implement a gradual change with a view to increase diversity - for which targets may possibly be established.

The members of the Executive Board, their resumes and responsibilities are on our website: https://ri.cemig.com.br/en

Fiscal Board

Meetings

In the period from January to June 2023, 8 meetings of the Fiscal Board were held.

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Composition, election and term

We have a permanent Fiscal Board, composed of five effective members and their respective alternates, elected by the General Assembly for a mandate of two (2) years.

In the composition of the Fiscal Board, the following nomination rules will be observed:

- minority common stockholders and preferred stockholders shall be assured the right to elect, in a separate vote, one (1) member, respectively, in accordance with the applicable legislation; and,
- the majority of the members must be elected by the Company's controlling shareholder, and at least 1 (one) of them must be a public servant, with permanent ties to the Public Administration.

The composition of the Fiscal Board and curricular information about its members is available on our website at https://ri.cemig.com.br/en

Internal auditing, management of risks and internal controls

Maintaining a minimum frequency of a year for the updating procedure, the Executive Board and the Board of Directors approved in 2022, after consideration by the Audit Committee, Cemig's updated Corporate Top Risks and Compliance Risks Matrix for 2022-23.

These risks, associated with execution of strategy and scenarios of the Company's exposure, conflicts of interest, fraud and corruption are under the responsibility of the members of the Executive Board, and are monitored and reported periodically to Senior Management. The Matrix is divided into separate risk components: Distribution, Generation, Trading, IT, Institutional Regulations, Agile Management with Safety, Corporate Enabling Factors, and Financial.

To strengthen governance and discussion on risk management even further, in June 2022 the Risks Committee was created, linked to and advising the Board of Directors. It was given the duties of analysis of compliance with the requirements of the regulatory and inspection agencies; definition of the principal risks ('Top Risks'), and monitoring of their treatment; identification and measurement of action plans for mitigation and control of the risks identified; and assessment of the limits of tolerance to the risks to which the Company will be exposed.

The Company also has an Annual Internal Audit Plan, approved by the Company's management, for assessing the principal corporate procedures. The objective of this plan is to ensure appropriateness, efficacy and efficiency in the Company's processes, as well as compliance with the laws, rules, standards and internal procedures to which the Company is subject. The Internal Audit makes an independent assessment of the efficacy of the management of risks, and the effectiveness of the internal control system, reporting any deficiencies and proposing actions for improvement to be implemented by the areas responsible, which are periodically monitored for their compliance.

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CEMIG

Certification of quality from the Institute of Internal Auditors (IIA)

In 2023 Cemig's Internal Audit unit received Quality Certification from the Institute of Internal Auditors (IIA), the world body that regulates the activity of internal auditing in terms of compliance with international rules and standards of auditing. This is an important achievement - it places Cemig's Internal Auditing area in the select group of Brazilian companies that have this international certification from the IIA.

Anti-fraud Policy

Cemig prides itself on its commitment to combat and prevention of fraud, corruption and any type of act that might represent deviation from the ethical conduct required by established internal and external rules. In this it relies on, and enjoys, the dedication and diligence of the entire workforce to ensure that no unlawful act is committed in its name.

For prevention of any act of this type, the Company has an effective system of internal controls and compliance, including, among others, the Ethics Committee, the Reporting Channel, and internal policies and procedures for integrity, auditing, encouragement for reporting of irregularities, and prevention of fraud and corruption. All employees and any professionals in any relationship with Cemig, including stockholders, managers, employees and outside contractors, are made fully aware of them.

The Reporting Channel guarantees confidentiality, anonymity and non-retaliation to those reporting a complaint. The Ethics Committee is responsible for making sure there is proper investigation of all accusations received, and after this is concluded, the responses are made available to the reporting parties.

Ethical Principles and Code of Professional Conduct

The Cemig Code of Conduct

On April 18, 2022 the Board of Directors of Cemig approved the new *Cemig Code of Conduct* (https://ri.cemig.com.br/en), which was reviewed and revised with participation by employees of all the areas of the Company. It is based on the pillars of Cemig's identity and policies: respect for life, integrity, generation of value, commitment, innovation, sustainability, social responsibility, and alignment with the Company's cultural identity. It constitutes a pact which aims to incorporate common values, objectives and behavior, developing a of integrity. The Code is to be complied with by all the people to whom it is addressed: managers, members of the Board of Directors, members of committees under the bylaws, employees, interns and outsourced parties who have any established relationship with the Company's stakeholders.

The Ethics Committee

The Ethics Committee is responsible, among other attributions, for coordinating action in relation to management (interpretation, publicizing, application and updating) of the Statement of Cemig Code of Conduct, including assessment of and decision on any possible non-compliances.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

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The Commission is made up of 8 members including Superintendents and Managers, appointed by the Executive Board. It may be contacted through our Ethics Channel - the anonymous reporting channel on the corporate Intranet, or by email, internal or external letter or by an exclusive phone line - these means of communication are widely publicized internally to all staff. These channels enable both reports of adverse activity and also consultations. Reports may result in opening of proceedings to assess any non-compliances with Cemig's Statement of Cemig Code of Conduct.

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF THE VOTING STOCK ON JUNE 30, 2023

	Number of shares on June 30, 2023					
	Common shares	%	Preferred shares	%	Total	%
State of Minas Gerais	375,031,302	50.97	17,085	-	375,048,387	17.04
Other entities of Minas Gerais State	30,021	-	24,266,214	1.66	24,296,235	1.10
FIA Dinâmica Energia S/A	235,316,092	31.98	116,951,354	7.98	352,267,446	16.00
BNDES Participações	82,007,784	11.14	-	-	82,007,784	3.73
BlackRock	-	-	220,465,452	15.04	220,465,452	10.01
Others						
In Brazil	24,787,267	3.37	108,734,078	7.42	133,521,345	6.07
Foreign shareholders	18,675,158	2.54	995,088,881	67.90	1,013,764,039	46.05
Total	**735,847,624**	**100.00**	**1,465,523,064**	**100.00**	**2,201,370,688**	**100.00**

CONSOLIDATED SHAREHOLDING POSITION OF THE CONTROLLING SHAREHOLDERS AND MANAGERS, AND FREE FLOAT, ON JUNE 30, 2023

	June 30, 2023	
	ON	PN
Controlling shareholder	375,031,302	17,085
Other entities of Minas Gerais State	30,021	24,266,214
Board of Directors	-	109,976
Fiscal Board	-	30,179
Executive Board	14,947	4,419
Shares in Treasury	102	846,062
Free float	360,771,252	1,440,249,129
Total	**735,847,624**	**1,465,523,064**

Investor Relations

We maintain a constant and proactive flow of communication with Cemig's investor market, continually reinforcing our credibility, seeking to increase investors' interest in the Company's shares, and to ensure their satisfaction with our shares as an investment.

Our results are published through presentations transmitted via video webcast, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses and roadshows; as well as holding video conference calls with analysts, investors and others interested in the capital markets.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

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In March 2023, we held our 28rd Annual Meeting with the Capital Markets, where market professionals had the opportunity to interact with the Company's directors and principal executives.

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Reynaldo Passanezi Filho
Diretor-Presidente

Henrique Motta Pinto
Chief Regulation and Legal

Marney Tadeu Antunes
Chief Distribution Officer

Marco da Camino Ancona Lopez Soligo
Chief Officer Cemigpar

Thadeu Carneiro da Silva
Chief Generation and Transmission Officer

Dimas Costa
Chief Trading Officer

Mário Lúcio Braga
Controller
CRC-MG 47.822

José Guilherme Grigolli Martins
Financial Accounting and Equity Interests Manager
Accountant - CRC-1SP/242.451-O4

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Classificação: Direcionado

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KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telephone +55 (31) 2128-5700
kpmg.com.br

Report on Review of interim Financial Information – ITR (Free Translation)

To the Board Directors and Shareholders of
Companhia Energética de Minas Gerais - CEMIG
Campinas - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Energética de Minas Gerais - CEMIG ("the Company"), included in the Quarterly Information Form (ITR), for the quarter ended June 30, 2023, which comprises the statement of financial position as of June 30, 2023 and the respective statements of income, and other comprehensive income for the three and six-months periods then ended, and changes in shareholders' equity and cash flows for the six-month period then ended, comprising explanatory footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21(R1) and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board – (IASB), and for presentation of these interim financial information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Auditing Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

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Classificação: Direcionado

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Conclusion on the individual and consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission - CVM.

Emphasis of matter

Risks related to compliance with laws and regulations
As mentioned in notes 14 and 32 to the individual and consolidated interim financial information, there are investigations being conducted by public authorities regarding the Company, its subsidiaries and investee Norte Energia S.A., which involve the investee and their executives and other shareholders of this investee. We are currently unable to foresee future developments or potential impacts of these investigations conducted by public authorities in the financial statements. Our conclusion is not modified in respect of this matter.

Other matters

Statements of Value Added
The quarterly information referred to above include the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2023, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures followed together with the review of the Company's interim financial information, in order to form our conclusion whether they are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the statements of value added were not prepared, in all material respects, in accordance with the criteria set on that Standard and consistently with the individual and consolidated interim financial information taken as a whole.

Belo Horizonte, August 03, 2023

KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG
Free-translation – Original version issued in Portuguese[1]

Thiago Rodrigues de Oliveira
Contador CRC 1SP259468/O-7

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Classificação: Direcionado

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KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telephone +55 (31) 2128-5700
kpmg.com.br

Report on Review of interim Financial Information – ITR (Free Translation)

To the Board Directors and Shareholders of
Companhia Energética de Minas Gerais - CEMIG
Campinas - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Energética de Minas Gerais - CEMIG ("the Company"), included in the Quarterly Information Form (ITR), for the quarter ended June 30, 2023, which comprises the statement of financial position as of June 30, 2023 and the respective statements of income, and other comprehensive income for the three and six-months periods then ended, and changes in shareholders' equity and cash flows for the six-month period then ended, comprising explanatory footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21(R1) and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board – (IASB), and for presentation of these interim financial information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standards on Review Engagements (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Auditing Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative ("KPMG International"), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

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KPMG

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission - CVM.

Emphasis of matter

Risks related to compliance with laws and regulations

As mentioned in notes 14 and 32 to the individual and consolidated interim financial information, there are investigations being conducted by public authorities regarding the Company, its subsidiaries and investee Norte Energia S.A., which involve the investee and their executives and other shareholders of this investee. We are currently unable to foresee future developments or potential impacts of these investigations conducted by public authorities in the financial statements. Our conclusion is not modified in respect of this matter.

Other matters

Statements of Value Added

The quarterly information referred to above include the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2023, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures followed together with the review of the Company's interim financial information, in order to form our conclusion whether they are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the statements of value added were not prepared, in all material respects, in accordance with the criteria set on that Standard and consistently with the individual and consolidated interim financial information taken as a whole.

Belo Horizonte, August 03, 2023

KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG
Free-translation – Original version issued in Portuguese[1]

Thiago Rodrigues de Oliveira
Contador CRC 1SP259468/O-7

[1] A free translation from Portuguese into English of Independent Auditor's Review Report on Quarterly Information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative ("KPMG International"), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

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10.	Notice to the Market dated August 30, 2023 – News Article Published in the Media

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

News Article Published in the Media

CVM Questioning

Cia. Energética de Minas Gerais - CEMIG

Attn.: Mr. Leonardo George de Magalhães

Investor Relations Officer.

Ref: Clarifications about Official Letter 270/2023/CVM/SEP/GEA-1, of August 30, 2023

“Dear Director,

1.	We refer to the news article published on 08.28.2023 in Estadão Online, in the News section, under the title: “Cemig evaluates IPO of piped gas distributor Gasmig while retaining control of the state-owned company", which contains the following statement: Cemig’s Chief Financial and Investor Relations Officer, Leonardo George de Magalhães, stated today that the company is considering conducting a ‘small' IPO of Gasmig, piped natural gas distributor.

2.	In view of the above, we request that you clarify whether the news article is true and, if so, explain the reasons why you believe that it is not a material fact, and comment on other information deemed as important on the matter.

3.	It is worth noting that according to article 3 of CVM Resolution 44/21, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if applicable, the stock exchange and the organized over-the-counter market entity where the Company’s securities are traded, of any material act or fact occurred or related to its business, as well as for ensuring its wide and immediate communication, simultaneously in all the markets in which such securities are traded.”
3.

CEMIG’s Answer

Dear Ms. Nilza Maria Silva de Oliveira,

In response to the Official Letter, Companhia Energética de Minas Gerais - CEMIG (“Cemig” or “Company”) clarifies that it continuously seeks opportunities and alternatives to optimize its corporate structure to execute its strategic planning while providing excellent customer service, prioritizing investments in the State of Minas Gerais and seeking maximization of results through sustainable management.

The Company adds that the effort and ambition to enhance Gasmig’s presence in the State through improved commercial efficiency and increased investments for network expansion, as well as feasibility

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studies for a potential future IPO of Gasmig, among potential alternatives, are not new to the market, as presented during the “Cemig’s Annual Meeting with the Capital Market” event of 2020 and 2021 - see slides 28 (2020) and 45 (2021), available on the website of CVM (https://cvmweb.cvm.gov.br/SWB/Sistemas/SCW/CPublica/CiaAb/FormBuscaCiaAb.aspx?TipoConsult=c) e website da Companhia (https://ri.cemig.com.br/divulgacao-e-resultados/apresentacoes-e-teleconferencias).

Cemig emphasizes that, as of this date, no formal decision has been made by the Company regarding any public offering of Gasmig’s shares. Such a decision is subject, among other factors, to obtaining the necessary corporate approvals, favorable market conditions, and investor interest.

The Company therefore states that there is no new information, according to CVM Resolution 44/21, to justify the disclosure of a Material Act or Fact about the matter.

The Company reiterates its commitment to transparency and the best practices of market disclosure.

Belo Horizonte, August 30, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer